COMFORCE®

CORPORATION



Workplace Mosaics

2006 Annual Report

To Our Shareholders, Clients and Employees:

The new world of work is a mosaic of human resource options. As the U.S. and international marketplace compete for talent and profits, your company and our industry have evolved and benefited. Successfully leading change and meeting the challenges it presents, the supplemental staffing industry generated approximately $130 billion in revenue in 2006.

Increasing business demands for maximum staffing flexibility and the management challenges of utilizing multiple staffing vendors have fostered a widespread need to outsource this function. No longer are human capital management and vendor managed services just buzzwords. Staffing vendor managed services (VMS), have become an integral part of business in the 21st century. COMFORCE has been both an innovator and a benefactor in the VMS revolution.

We believe that COMFORCE's ability to meet changing demands from our clients and temporary workforce coupled with a reasonably good economy, has favorably impacted our 2006 performance. Some of the year's financial highlights were:

- Record sales of $567.8 million, a 5.2% increase over the year 2005
- 14 consecutive quarters of improved quarter-over-quarter revenue growth
- A 57.0% increase in income from continuing operations before income taxes over the year 2005.
- Gross margin percentage increased by 100 basis points

Going forward, we remain optimistic based on the fact that to date we have been successful in executing our long-range plans for revenue growth and increasing financial stability. Our commitment to improve our balance sheet prompted us to further reduce our long-term public debt by $23.4 million during 2006, and, since 2000, long-term public debt decreased approximately $115 million from $138 million to $22.9 million. The reduction of our public debt in 2006 will result in an annual interest savings of approximately $1 million based on current interest rates on our credit facility.

Adding to the plus side of the equation in 2006 was the extension of the maturity date of the remaining 12% Senior Notes from December 2007 to December 2010. We also increased our line of credit from $85 million to $110 million and extended its maturity date to July 2010 at more favorable rates.

Our subsidiary, PrO® Unlimited, took the lead for growth performance in '06. Since 1991 PrO has pioneered and continually expanded a full range of vendor neutral, human capital management services. Effectively offering a host of Fortune 1000 companies with worker classification solutions relative to independent contractors (1099's), and providing professional payrolling services and vendor neutral management of staffing vendors have earned PrO the reputation of being a leader in its industry. PrO's revenues grew by 8.4% in 2006. Based on their unparalleled intellectual capital and excellent servicing capabilities we believe PrO will continue to expand its services to existing clients and win new business in the future.

Leading the transition to vendor managed services and discovering an untapped niche in the medical sector, our RightSourcing® Division emerged as a star on the horizon in 2006. Hospitals in particular have embraced RightSourcing as an antidote to the multiple staffing vendor dilemma. We see our innovative approach to VMS and nurse staffing as an important '06 event because it provides us with the opportunity to participate even further in the healthcare industry. Healthcare has been the largest contributor to the new job picture, adding 1.7 million new jobs since 2001. This is greater than any other industry and the demand continues to grow.

It is projected that 30% to 40% of all new jobs created over the next 25 years will be in healthcare. For this reason, we have also strongly supported our VMS, medical coding, travel nursing, allied health, LabForce and medical office support divisions as important pieces in our mosaic of service offerings. And, in spite of recruiting difficulties due to acute skill shortages, particularly in nursing, they are moving ahead.

We believe the ability to attract and retain skilled workers in every discipline will be the separator for success in the coming years. Realizing the potential of 21st century technology, we have invested over $500,000 in WebPAS®. This front office recruiting, tracking and sales support software is integrated into our PeopleSoft® Human Resource system. WebPAS maximizes recruitment and placement efficiency and accelerates and streamlines processes throughout our business cycle, including sales, billing and receivables. Our accounts receivable collection rate and days sales outstanding remain one of the best in the industry.

With companies realizing that intellectual capital is still one of their most valuable and difficult to replace assets even in a technology driven workplace, Information Technology has reemerged as a profitable and growing division for COMFORCE. Here again, the recruiting challenge for consultants with cutting edge skills has become competitive and expensive. In spite of that, we are regrowing this division and are able to maintain acceptable margins as our customers reinvest profits into new systems for accelerating business needs.

This year we continued to spearhead services into 35 foreign countries through our Government Services division and the PrO Unlimited subsidiary. The complexities of foreign business make us cautious, but optimistic about growing these markets. However, as our current clients and U.S. companies in general expand globally we envision that there will be additional opportunities abroad for COMFORCE.

Domestically, accelerated government spending has also benefited our Aerospace Division. This division has been in existence for many decades with a reputation for service excellence which it continues to uphold both in the private and public sectors making expansion promising.

With the certainty of an uncertain future, you can be assured of one thing: our commitment to you our shareholders. We will continue to work vigorously to promote growth, financial strength and excellence of service. We want to thank you, our clients, employees and vendors who have shown us support each day of our journey to building COMFORCE.



Sincerely,

John Fanning
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934
For the fiscal year ended **December 31, 2006**

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934
For the transition period from _______ to _______

Commission file number 1-6081

COMFORCE Corporation
(Exact name of registrant as specified in its charter)

Delaware	36-2262248
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York	11797
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (516) 437-3300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common stock, $0.01 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $27,967,457.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date. At March 19, 2007, there were 17,385,546 shares of common stock, par value $0.01 per share, outstanding.

Documents Incorporated by Reference: Portions of the Registrant's proxy statement to be filed by April 30, 2007 are incorporated herein by reference in Items 10, 11, 12, 13 and 14.

PART I

ITEM 1. BUSINESS

Overview

COMFORCE Corporation ("COMFORCE") is a leading provider of outsourced staffing management services that enable Fortune 1000 companies and other large employers to consolidate, automate and manage staffing, compliance and oversight processes for their contingent workforces. We also provide specialty staffing, consulting and other outsourcing services to Fortune 1000 companies and other large employers for their healthcare support, technical and engineering, information technology, telecommunications and other staffing needs. COMFORCE Operating, Inc. ("COI"), a wholly-owned subsidiary of COMFORCE®, was formed for the purpose of facilitating certain of the Company's financing transactions in November 1997. Unless the context otherwise requires, the term the "Company" refers to COMFORCE, COI and all of their direct and indirect subsidiaries, all of which are wholly-owned.

Through a national network of 35 offices (26 company-owned and 9 licensed), the Company provides human capital management and outsourcing services, and recruits and places highly skilled contingent personnel and financing services for a broad customer base. The Company's labor force consists primarily of computer programmers, systems consultants, analysts, engineers, technicians, scientists, researchers, healthcare professionals and skilled office support personnel.

Services

We provide outsourcing services, including web-enabled solutions, for the effective procurement, tracking and engagement of contingent or non-employee labor, as well as a wide range of staffing, consulting and financial services. The extensive proprietary database used by the Company coupled with its national reach enable it to draw from a wealth of resources to link highly trained healthcare professionals, computer technicians, engineers and other professionals, as well as clerical personnel, with businesses that need highly skilled labor. Management has designed the Company's services to give its customers maximum flexibility and maximum choice, including by making its professionals available for engagement on a short-term or long-term basis. The Company's services permit businesses to increase the volume of their work without increasing fixed overhead costs.

Results are reported by the Company through three operating segments -- Human Capital Management Services, Staff Augmentation and Financial Outsourcing Services. The Human Capital Management Services segment provides consulting services for managing the contingent workforce through its PrO Unlimited℠ subsidiary. The Staff Augmentation segment provides healthcare support, including RightSourcing® Vendor Management Services, technical, information technology (IT), telecommunications and other staffing services. The Financial Outsourcing Services segment provides funding and back office support services to independent consulting and staffing companies. A description of the types of services provided by each segment follows. See note 16 to the Company's consolidated financial statements for a presentation of segment results.

Human Capital Management Services Segment

We provide Human Capital Management Services through our PrO Unlimited subsidiary. PrO is a leading provider of outsourced staffing management services that enable Fortune 1000 companies and other large employers to consolidate, automate and manage staffing, compliance and oversight processes for their contingent workforces, including independent contractors, temporary workers, consultants, freelancers and, in some cases, returning retirees. PrO's vendor-neutral business strategy provides comprehensive services for the selection, procurement, management and tracking of the contingent workforce, much of which is provided through its web-enabled proprietary software system.

Rather than competing with traditional staffing firms, PrO acts as a vendor-neutral facilitator, enabling clients to draw on a larger pool of vendors to fill job orders and allowing them to negotiate with multiple staffing suppliers to quickly find qualified personnel at favorable price levels. In contrast to traditional staffing services providers, which recruit and recommend candidates for contingent positions, PrO's focus is on helping clients manage their diverse relationships with multiple staffing vendors efficiently and cost-effectively by consolidating billing, monitoring vendor performance, coordinating staffing programs and generating a broad range of customized management reports and proprietary Total Quality Management reviews. In addition, PrO offers payrolling services and compliance advisory services.

As many companies continue to face pressure to contain labor costs and manage headcount numbers, the use of contingent staffing as an alternative to more costly long-term employment has expanded substantially. At the same time, large organizations have increasingly come to rely on outsourced human capital management services as they seek to improve the efficiency of their staffing procurement and management processes and enhance the quality and productivity of their contingent workforces. Management believes that the number of companies utilizing contingent labor will continue to grow as companies work to more effectively manage their cost structures, better position themselves to weather business downturns, and maintain streamlined "just-in-time" labor pools.

While PrO focuses on selling its services primarily to Fortune 1000 companies, management believes PrO's contingent workforce management services are designed for a cross-section of large employers headquartered in the United States. In most cases PrO Unlimited provides services on-site at their client's premises. The Company currently provides these services throughout North America as well as in certain locations in Europe and Asia, on behalf of these United States-based employers. PrO's typical client is a Fortune 1000 or other large company that relies upon highly skilled contingent labor to meet important elements of its staffing needs. PrO currently provides the following primary service offerings for its clients:

- *Professional Payrolling Services* – provides employer-of-record payrolling services for contingent workers sourced internally by its clients. For these companies, PrO employs the workers, pays unemployment taxes and workers compensation insurance premiums, and provides other benefits including health insurance to its eligible employees. These workers may include former independent contractors, returning retirees or other mission-critical workers internally sourced for contingent work. The Company's extensive compliance expertise helps clients avoid potential litigation and other co-employment issues associated with this workforce.

- *Contingent Staffing Management* – a vendor-neutral service for procuring contingent employees. This service allows hiring managers to utilize and negotiate with multiple staffing vendors to help identify and hire qualified candidates in a short time frame at favorable prices. PrO offers its clients consolidated invoicing, electronic time card functions and total quality management of their supplier base. In addition, clients receive access to numerous standard reports that enhance visibility and overall management of their contingent worker population.

- *The 1099 Management Service* – helps clients manage the tax and benefit risks associated with the use of independent contractors to ensure compliance with applicable government regulations. This service assists its clients in avoiding potential liabilities associated with failing to withhold or pay social security taxes, income taxes, unemployment taxes and workers compensation insurance premiums, or with excluding workers from participation in their pension, profit sharing, health insurance and stock option plans.

- *Consultant Consolidation Services* – consolidates and manages invoicing for its clients' multiple service providers, including small consulting firms and independent contractors that clients may engage separately from its services. PrO helps its clients to avoid liabilities while properly monitoring the services these firms provide.

- *Fair Labor Standards Act/Co-employment Consulting* – PrO offers on-going consulting on proper worker classification and co-employment issues. The proper classification of workers for overtime purposes is a critical challenge facing all U.S. employers. Co-employment is a legal doctrine that applies when two businesses exert a degree of control over an employee's work, so that both businesses may be held liable for complying with wage, hour and benefits laws.

- *PrO Bid* -provides a bidding environment for various staffing projects, and provides project managers with greater information as to project costs, headcount and vendor performance. In addition, PrO Bid enables clients to consolidate project data with other contingent staffing data for enterprise-wide reporting and controls.

Staff Augmentation Segment

RightSourcing Vendor Management Services

The Company's RightSourcing Vendor Management Services program offers cost savings and process improvement to its clients by managing all aspects of their supplemental staffing services program including management of all staffing vendors, order process, invoice approval, billing and invoice consolidation, data capture and analysis along with monitoring certifications and compliance issues. Although we were initially focused on the healthcare field in developing our RightSourcing Vendor Management Services program, the tools it provides are not limited to the healthcare field, or any other particular business sector, and the Company has broadened its sales efforts to attract customers in a wide range of commercial and business endeavors.

The RightSourcing Vendor Management Services program allows the Company to place its own employees with the customers it services. To date, the Company has limited itself in large part to placing healthcare support personnel in the hospitals that it services, as described below under "--Healthcare Support Services." However, the Company intends to expand its services beyond the healthcare sector.

Healthcare Support Services

The Company has identified the healthcare support services market as a source of significant growth potential. The Company's RightSourcing Vendor Management Services program, described above, has also been focused in the healthcare sector. In this sector, both in conjunction with the RightSourcing program and independent of it, the Company provides clinical skills including nurses and other allied health professionals. In addition, the Company also provides specialty medical office support personnel including credentialed coders for the processing of medical reimbursement claims and other personnel in support of insurance claims processing, billing, medical record keeping and utilization review/case management professionals.

The Company's customers in this area include hospitals, medical offices, multi-physician practices and other healthcare providers, medical billing companies and insurance companies.

Information Technology (IT)

In the IT field, the Company provides highly skilled software developers, technical support personnel, systems consultants and analysts, software engineers, technical writers and architects and project managers for a wide range of technical assignments, including client server, mainframe, desktop and help desk services, and Internet/Intranet projects. The Company hires the workers it makes available to its customers, in most cases through its recruitment process, and performs all of the obligations of an employer, including processing payrolls, withholding taxes and offering benefits. Additionally, the Company provides and manages bundled teams of technical personnel to clients as a hybrid answer to IT project outsourcing. Using the bundled staffing approach, the Company delivers the managed human capital as needed while the client maintains overall IT project direction and responsibility.

The Company's IT customers operate in diverse industry sectors which include Fortune 500 companies.

Technical, Engineering and Governmental Services

The Company provides technical and engineering services through its Technical Services division to a diverse client base including both governmental and commercial accounts. It provides highly skilled technical and professional personnel specializing in such areas as public health, environmental safety, avionics and aerospace, national energy laboratories, petrochemical, civil engineering, electronics, and many other fields. The Company's government services requires the deployment of both United States employees and foreign national employees to approximately 35 countries worldwide. The Technical Services division also provides its clients with draft/design services, technical writers and skilled technicians, in addition to quality control and assurance personnel in manufacturing environments.

The Company's technical and engineering customers include major private sector commercial and military aerospace companies, federal research facilities and other federal agencies.

Telecom

The Company's telecom operations consist of providing professional and skilled telecom personnel to plan, design, engineer, furnish, install and maintain wireless, wire line and microwave equipment (known as EF&I services). Its customer base includes major carriers and wireless companies. COMFORCE Telecom is TL 9000-registered and ISO-certified. Some of the Company's niche telecom operations were sold in 2004. See "Discontinued Operations" in this Item 1, below.

Other Staffing

In addition to providing contract consulting and other staffing services in the areas described above, the Company provides a broad range of staffing services to its customers, including scientific support to research facilities, accounting support services, general clerical, data entry and billing support, call center staffing and telemarketing. In this respect, the Company is opportunistic in utilizing its many branch offices, sales networks, customer relationships, computer databases and other resources to obtain engagements that are outside of its core businesses. We also fill our customers' direct hire requirements, including by providing them an option to hire personnel that are currently on assignment with them.

Financial Outsourcing Services Segment

The Company provides funding and back office support services to independent consulting and staffing companies. The Company's back office services include payroll processing, billing and funding, preparation of various management reports and analysis, payment of all payroll-related taxes and preparation and filing of quarterly and annual payroll tax returns for the contingent personnel employed and placed by independently owned and operated staffing and consulting firms for which the Company earns a fixed fee. Personnel placed by such independent staffing and consulting firms remain employees of such firms. In providing payroll funding services, the Company purchases the accounts receivable of independent staffing firms and receives payments directly from the firms' clients. The Company monitors the collection of all receivables related to its financial outsourcing clients; however, the amount of any accounts receivable that are not collected within a specified period after billing is charged back by the Company to its financial outsourcing clients.

Discontinued Operations

Effective as of March 1, 2004, COMFORCE sold an 80% interest in two telecom subsidiaries in the Staff Augmentation segment and sold its remaining 20% minority interest in these companies by June 29, 2004. These subsidiaries operated in the customer premise equipment services niche of the telecom sector, a niche that was outside of the Company's core competency in telecom. The buyer, Spears Holding Company, Inc. ("Spears"), is controlled by an individual who was one of the principals of these companies when they were sold to COMFORCE in 1998. As consideration, the Company received cash of $2.4 million, (received from March through June 2004), and five-year notes. These long term notes in the total principal amount of $3.7 million were valued at $1.4 million by an independent valuation firm. All cash proceeds received by the Company from this sale were used to pay down bank debt. The Company did not recognize a gain on this transaction until the cash payments (including payments under the notes) it received exceeded its investment in the business sold. Spears defaulted on its obligations to us beginning in the third quarter of 2005, and we filed a lawsuit against Spears in January 2006 after the expiration of the 180-day standstill period under an agreement we had entered into with Spears' senior lender. The parties have been engaged in a court-ordered mediation process that has not resulted in a resolution of the matter. See note 19 of our consolidated financial statements.

In accordance with the Financial Accounting Standards Board ("FASB") issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), the results of operations from the sale of the Company's niche telecom operations have been recorded as discontinued operations. For the purposes of the consolidated statements of cash flows, as permitted by the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 95, *Statement of Cash Flows* ("SFAS No. 95"), cash flows related to these discontinued operations have not been separately disclosed.

Customers

The Company provides staffing, consulting and outsourcing services to a broad range of customers, including investment banking firms, computer software and hardware manufacturers, the automotive industry, government agencies, aerospace and avionics firms, utilities, national laboratories, biotech companies, insurance companies, pharmaceutical companies, cosmetics companies, healthcare facilities, educational institutions and accounting firms. Services to Fortune 1000 companies represent a majority of the Company's revenues.

The Company generally contracts with its Staff Augmentation customers to provide that the Company will have the first opportunity to supply the personnel required by that customer. Other staffing companies not under contract with the customer are then offered the opportunity to supply personnel only if the Company is unable to meet the customer's requirements.

The Company generally invoices its customers weekly, bi-weekly or monthly. The Company typically enters into longer term contracts with its customers. These contracts customarily allow either party to terminate upon a 30-day or other short advance written notice.

During the fiscal year ended December 31, 2006, no customer accounted for 10% or more of the Company's revenues. The largest four customers of the Company, in the aggregate, accounted for approximately 25.3% of the Company's 2006 revenues.

Sales and Marketing

The Company services its customers through a network of 26 company-owned and 9 licensed offices located in 15 states across the United States and its corporate headquarters located in Woodbury, New York. In addition, in many instances, the Company's non-billable (staff) employees work on-site at its customers' facilities. The Company's sales and marketing strategy is focused on expanding its business with existing customers through cross-selling and by establishing relationships with new customers. The Company solicits customers through personal sales presentations, telephone marketing, direct mail solicitation, referrals from customers, and advertising in a variety of local and national media including magazines, newspapers, trade publications and through the Company's website (www.comforce.com or prounlimited.com).

In the case of PrO Unlimited, our marketing efforts are conducted at the national level. We utilize a team-oriented approach to the sales process. In addition to our dedicated sales force, who focus on generating leads, PrO's key operating officers are closely involved in the sales process, from lead generation through pricing and implementation. An important component of PrO's marketing program is in establishing its profile as an expert on issues related to the management of the contingent workforce. PrO regularly conducts seminars on independent contractor compliance, co-employment and the Fair Labor Standards Act. Senior management maintains an active public relations effort to provide added visibility. We seek to raise PrO's profile among potential customers by encouraging its executives to write articles in trade and other publications. PrO develops additional sales leads through an ongoing Internet marketing campaign and through its website. Our strong relationships with our existing customers also provide a source of referrals to new customers as well as opportunities to cross-sell additional services to existing customers.

In the Staff Augmentation segment, our sales and marketing efforts are generally conducted on a local or regional basis. Our Sales and Resource Managers, Client Service Coordinators and Regional Account Managers are responsible for maintaining contact with existing clients, maximizing the number of requisitions that we will have the opportunity to fill, and then working with the recruiting staff to offer the client the candidates that best fit the clients' specifications. New account targets are chosen by assessing: (1) the need for contract labor with skill sets provided by the Company; (2) the appropriateness of the Company's niche products to the client's needs; (3) the potential growth and profitability of the account; and (4) the creditworthiness of the client. While the Company's corporate office assists in the selection of target accounts, the majority of account selection and marketing occurs locally. Although the Company continues to market to its Fortune 1000 client base, it also places a significant marketing focus on faster-growing middle-market companies, governmental agencies and large not-for-profit institutions such as hospitals and research facilities.

Billable Employees

In the Human Capital Management Services segment, PrO provides employer-of-record payrolling services for contingent workers sourced internally by its clients. For these companies, PrO employs the workers, pays unemployment taxes and workers compensation insurance premiums, and provides other benefits including health insurance. These workers may include former independent contractors, returning retirees or other mission-critical workers internally sourced for contingent work. The Company's compliance expertise helps clients avoid potential litigation and other co-employment issues associated with this workforce.

Within the Staff Augmentation segment, the Company's success depends significantly on its ability to effectively and efficiently match skilled personnel with specific customer assignments. The Company has established an extensive national resume database of prospective employees with expertise in the disciplines served by the Company. To identify qualified personnel for inclusion in this database, the Company solicits referrals from its existing personnel and customers, places advertisements in local newspapers, job boards, referrals, trade magazines, its website and otherwise actively recruits through the Internet. The Company continuously updates its proprietary database to reflect changes in personnel skill levels and availability. Upon receipt of assignment specifications, the Company searches the database to identify suitable personnel. Once an individual's skills are matched to the specifications, the Company considers other selection criteria such as interpersonal skills, availability and geographic preferences to ensure there is a proper fit between the employee and the assignment being staffed. The Company can search its resume database by a number of different criteria, including specific skills or qualifications, to match the appropriate employee with the assignment.

The Company provides assignments with high-profile customers that make use of advanced technology and offers its employees the opportunity to obtain additional experience that can enhance their skills and overall marketability. To attract and retain qualified personnel, the Company also offers flexible schedules and, depending on the contract or assignment, paid holidays, vacation, and certain benefit plan opportunities.

Some customers seek out the Company's extensive back office and payrolling capabilities, or elect for strategic reasons to outsource functions, without utilizing the Company's recruitment capabilities. Although these contingent workers are sourced internally by the Company's clients, they are nonetheless employees of the Company.

Information Systems

The Company uses the Pure Internet Architecture of PeopleSoft® 8.8 for its back office Human Resource Management System, Financial Reporting and Employee Self Service application software. Utilizing the web-enabled PeopleSoft architecture has enabled the company to consolidate its back office operations, improve business processes, improve efficiency and productivity and enhance customer relationships.

The Company uses WebPAS® front-office staffing software, a web-based software solution designed specifically for the staffing and recruiting industry. WebPAS combines candidate resumes and client management into one fully relational and centralized database. This software has enabled us to automate and streamline the workflow of the sales, recruiting, staffing and placement process. The Company also uses the software of third party vendors in its RightSourcing Vendor Management Services program. Separately, the Company's PrO Unlimited subsidiary has internally developed and maintains its proprietary web-enabled WAND® system, which provides an end-to-end solution for the engagement, management and tracking of the contingent workforce. See "Human Capital Management Services Segment" in this Item 1. The Company is in the process of upgrading its WAND system to incorporate recent advances in technology and to enhance the functionality of the system to enable PrO to continue to be a leader in contingent workforce management. The WAND application upgrade is being designed using a multi-tier architecture approach. This approach separates the application into presentation, middle, service, reporting, integration and data layers. In addition to the flexible design approach, the new application will also take advantage of a variety of industry leading edge technologies such as Oracle 10g, Oracle RAC, Informatica, LogiXML, Java, JavaScript and Hibernate.

Competition

The contingent staffing and consulting industry is very competitive and fragmented. There are relatively limited barriers to entry and new competitors frequently enter the market. The Company's competitors vary depending on geographic region and the nature of the service(s) being provided. The Company faces competition from larger firms possessing substantially greater financial, technical and marketing resources than the Company and smaller, regional firms with a strong presence in their respective local markets. The Company competes on the basis of price, level of service, quality of candidates and reputation, and may be in competition with many other staffing companies seeking to fill any requisition for job openings.

In the Human Capital Management Services segment, PrO acts as a vendor-neutral facilitator, utilizing its proprietary WAND system to coordinate a customer's multiple staffing relationships, including billing, monitoring vendor performance and generating management reports. PrO faces heightened competition from other solutions companies purporting to offer similar advantages utilizing widely-available software programs. Management believes that to compete in this segment, the Company must not only regularly upgrade its WAND system but provide experienced personnel to manage the process.

In the Staff Augmentation segment, as the unemployment rates decline, availability and quality of candidates become the principal elements of competition. The availability of quality contingent personnel is an especially important facet of competition in many cases. The Company believes its ability to compete also depends in part on a number of competitive factors outside its control, including the economic climate generally and in particular industries served by the Company, the ability of its competitors to hire, retain and motivate skilled personnel and the extent of its competitors' responsiveness to customer needs.

Employees

The Company currently employs approximately 560 full-time staff employees at its headquarters and company-owned offices. The Company issued approximately 19,000 W-2s to its employees who provided services to its customers during 2006, not including W-2s issued as part of the Financial Outsourcing Services segment back office services provided by the Company to its customers. In addition to employees on assignment, the Company maintains a proprietary database of prospective employees with expertise in the disciplines served by the Company. Billable employees are employed by the Company on an as-needed basis, dependent on customer demand and are paid only for time they actually work (plus any accrued vacation time, if applicable). Non-billable administrative personnel provide management, sales and marketing, back office and other services in support of the Company's services in all of its segments.

Licensed Offices

The Company has granted seven licensees the right to operate a total of nine licensed offices. The most recent license for a new office was granted in July 1992, and the Company does not presently expect to grant more licenses. Licensees recruit contingent personnel and promote their services to both existing and new clients obtained through the licensees' marketing efforts. However, the Company is involved in the determination of the terms under which services are to be offered to its customers, and, with the exception of a single licensee, the Company is the employer of all of the workers placed through these arrangements. As the primary obligor, the Company is fully responsible for the payment of the employees. The Company submits all bills directly to the customers and they are required to remit their payments for services performed directly to the Company. The Company has the ability to refuse to perform services solicited by the licensee that it does not believe are within the normal scope of its capabilities, or for other reasons if it does not believe the services to be performed comport with the Company's objectives. The Company and the licensee office bear joint responsibility for collecting the receivables from the customers and jointly bear the risk of loss for uncollected receivables. The licensee earns a variable percentage of the ultimate gross profit based upon the type of services rendered.

Regulations

Contingent staffing and consulting services firms are generally subject to one or more of the following types of government regulations: (1) registration of the employer/employees; (2) licensing, record keeping and recording requirements; and (3) substantive limitations on operations. We are governed by laws regulating the employer/employee relationship, such as tax withholding or reporting, social security or retirement, anti-discrimination and workers compensation in the United States and in the foreign countries in which we have employment activities, and, in the case of our government contracts, we are further subject to Federal Acquisition Regulations (FAR). In some instances, the Company's licensees are deemed to be franchisees, and the arrangements the Company enters into with them are subject to regulation, both by the Federal Trade Commission and a number of states. In addition, in the healthcare support sector, the Company is subject to extensive federal and state laws and regulations, as well as the regulations of various public and private healthcare organizations and authorities.

ITEM 1A. RISK FACTORS

Any investment in our securities involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this report, before you decide to buy our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of the following risks actually occur, our business would likely suffer and our results could differ materially from those expressed in any forward-looking statements contained in this report including those contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7.

Economic uncertainties could reduce our revenues and gross profit.

Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Global, national and economic uncertainties, as well as unfavorable local and regional economic conditions in some markets in the United States and abroad, may cause our clients or prospective clients to defer hiring contingent workers or reduce spending on the Human Capital Management Services and staffing that we provide. As a result, we may experience a reduction in the growth of new business as well as a reduction in existing business, which may reduce our revenues and gross profit. In addition, reduced demand for our services could increase price competition. If, as a result of adverse economic conditions, one or more of our clients enter bankruptcy or liquidate their operations, our revenues and accounts receivable could be adversely affected.

Competition in our industry could reduce our sales or profitability.

We face significant competition in the markets we serve and there are few barriers to entry for new competitors. The competition among staffing services companies is intense. We compete for potential clients with providers of outsourcing services, systems integrators, computer systems consultants, temporary personnel agencies, search companies and other providers of staffing services.

Some of our competitors may have greater marketing, financial, technology and personnel resources than we do and could offer increased competition. Some of our competitors may offer better pricing or superior features in their products and services. In addition, competitors offering different products and services could merge or form partnerships in order to provide a broader range of offerings. Our clients' own human resources departments may be competitors to the extent they begin to handle, in house, the operations we perform. We expect that the level of competition will be greater in the future and that this competition may require us to reduce our prices and our margins, which could substantially reduce our profitability.

Potential increase in costs related to being a public company.

The Company may incur substantial additional costs related to compliance with the provisions of the Sarbanes-Oxley Act. These additional costs relate to higher documentary and administrative costs and consulting, audit and legal fees we will incur, as well as for the cost of the audit of our internal controls that will be required for the 2008 fiscal year.

Significant increases in payroll-related costs could adversely affect our business.

We are required to pay a number of federal, state, local and foreign payroll and related costs, including unemployment taxes, workers compensation benefits, healthcare benefits, FICA, and Medicare, among others, for our employees and personnel. Significant increases in the effective rates of any payroll-related costs likely would have a material adverse effect upon us. Costs could also increase as a result of healthcare reforms or the possible imposition of additional requirements and restrictions related to the placement of personnel. Recent federal and state legislative proposals have included provisions extending health insurance benefits to personnel who currently do not receive such benefits.

We generally seek to increase fees charged to our clients to cover increases in healthcare, unemployment and other direct costs of services, but our ability to pass these costs to our clients has diminished in recent years. There can be no assurance that we will be able to increase the fees charged to our clients in a timely manner and in a sufficient amount if these expenses continue to rise. Our inability to increase our fees or adapt to future regulatory changes could have a material adverse effect on our business, operating results and financial condition.

The profitability of our engagements with clients may not meet our expectations.

Unexpected costs or delays in client purchases of our services could make our client engagements less profitable than anticipated. When making proposals for engagements, we estimate the costs and potential revenue associated with those engagements when determining the pricing. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could reduce our profit margin. For example, our clients may not fully cooperate with us so as to enable us to implement our services in a cost-effective manner, or the nature of future engagements may require that we incur significant costs in preparation of the engagement before we generate revenues under the terms of the engagement. Our agreements with our clients, as well as competition in our target markets, may prevent us from passing these increased costs on to our clients.

We face significant employment liability risk.

We employ and place people in the workplaces of other businesses. An inherent risk of such activity includes possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, employment of illegal aliens, theft of client property, other criminal activity, torts or other claims. Our contracts with our clients often require that we indemnify them against these kinds of losses. We have policies and guidelines in place to reduce our exposure to such risks. However, failure of any employee or personnel to follow these policies and guidelines may result in: negative publicity; injunctive relief; the payment by us of monetary damages or fines; or other material adverse effects upon our business. Moreover, we could be held responsible for the actions at a workplace of persons not under our immediate control.

To reduce our exposure, we maintain general liability insurance, property insurance, automobile insurance, fidelity insurance, errors and omissions insurance, professional/medical malpractice insurance, fiduciary insurance, and directors' and officers' liability insurance for domestic and foreign operations as management deems appropriate and prudent. However, due to the nature of our assignments, in particular, access to client information systems and confidential information, and the potential liability with respect thereto, we may not be able to obtain insurance coverage in amounts adequate to cover any such liability on acceptable terms. Our healthcare staffing services expose us to potential malpractice claims, a growing area of litigation. Furthermore, we are generally self-insured with respect to workers compensation claims, but maintain excess workers compensation coverage to limit our exposure for amounts over $4.5 million. We maintain reserves for uninsured risks and other potential liabilities, but we may be unable to accurately estimate our exposure. In addition, we face various other employment-related risks not covered by insurance, such as wage and hour laws and employment tax responsibility. Any of these liabilities could have a material adverse effect on our business, operating results and financial condition.

We operate in a complex regulatory environment and failure to comply with applicable laws and regulations could adversely affect our business.

The services we provide are subject to a number of laws and regulations, including those applicable to payroll practices, benefits administration, state unemployment and workers compensation regulations, employment practices and data privacy both in the United States and abroad. In particular, we could also be impacted by changes in reimbursement regulations by states or the federal government which make it difficult for our healthcare clients to pay us or require us to lower our rates.

Because our services are provided throughout the United States and in foreign countries, we must perform our services in compliance with the complex legal and regulatory requirements of multiple jurisdictions. Some of these laws and regulations may be difficult to ascertain or interpret and may change over time. The addition of new services may subject us to additional laws and regulations from time to time. Violation of laws and regulations could subject us to fines and penalties or to legal liability, constitute a breach of our client contracts and impair our ability to do business in various jurisdictions or according to our established processes. If our reputation suffers as a result of any failure to comply with applicable laws, our ability to maintain our clients and increase our client base will be weakened.

We may be subject to lawsuits and claims, which could have a material adverse effect on our financial condition and results of operations.

Litigation involving employment practices and workplace conditions is prevalent in the United States, including class actions against employers for allegedly failing to comply with the many federal and state laws and regulations designed to protect the health and safety of workers or to properly classify workers for purposes of their entitlement to overtime or benefits. We are currently subject to claims and lawsuits, and we expect to be subject to additional claims and lawsuits in the future. Litigation is often costly, unpredictable and time consuming to resolve, and unfavorable results in any lawsuit could potentially have a material adverse effect on our financial condition and results of operations.

We may not be able to recruit and retain qualified personnel.

We depend upon the abilities of our staff to attract and retain personnel, particularly technical and professional personnel, who possess the skills and experience necessary to meet the staffing requirements of our clients. We must continually evaluate and upgrade our base of available qualified personnel to keep pace with changing client needs and emerging technologies. We expect continued competition for individuals with proven technical or professional skills for the foreseeable future. If qualified personnel are not available to us in sufficient numbers and upon economic terms acceptable to us, it could have a material adverse affect on our business.

If we cannot obtain new clients or increase sales to our existing clients, our business will not expand and our revenues will not increase.

Our future success not only depends on our ability to maintain our current relationships with existing clients, but also to acquire new client relationships and increase sales to our existing clients. Our strategies to reach new clients and to expand the range of services purchased by our existing clients may not succeed.

In the event of bankruptcy of any of our clients, we may be unable to collect our fees, including the recovery of the amount of any wages we have paid to employees for work performed for these clients.

Because the amount of business we do with large clients each month can be substantial, these clients owe us a significant portion of our total receivables at any one time. In the event one of those clients would enter bankruptcy or becomes unable to pay its obligations, we may be unable to collect from that client, and our bad debt expense and revenues could be adversely affected. In addition, with respect to our professional payrolling and staffing services, we pay for the services rendered by those personnel prior to collecting those amounts from our clients. Therefore, we are at risk for the entire amount of those wages in addition to our fees.

If we fail to develop new services, or enhance our existing services, to meet the needs of our existing and future clients, our sales may decline.

To satisfy increasingly sophisticated client requirements and achieve market acceptance, we must enhance and improve our existing services, and we must also continue to introduce new services. Any new services that we offer may not be introduced in a timely manner, and they may not achieve sufficient market acceptance necessary to generate significant revenue. If we are unable to successfully develop new services, or enhance our existing services, our sales may decline, and our profitability will decrease.

Our business will be negatively affected if we are not able to keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

Our future success depends, in part, on our ability to develop and implement technology services that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We have developed and must continually improve our proprietary web-enabled WAND system, which provides an end-to-end solution for the engagement, management and tracking of the contingent workforce. We are reliant on third party vendors in updating and improving other technologies on which our business is dependent, particularly in our RightSourcing Vendor Management Services program. We may not be successful in anticipating or responding to the continuing developments in technology, industry standards and client preferences on a timely and cost-effective basis, and our ideas, or those of our software vendors, may not be accepted in the marketplace. In addition, technologies developed by our competitors may make our service offerings noncompetitive or obsolete. Any one of these circumstances could significantly reduce our ability to obtain new client engagements or to retain existing client engagements.

Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their employees, and our ability to deliver the efficiencies and convenience afforded by technology. If growth in the use of technology does not continue, demand for our services may decrease. Use of new technology for commerce generally requires understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that would not utilize their existing personnel and infrastructure.

The effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, we could lose market share. We also could lose market share if our competitors develop more cost-effective technologies than we offer or develop.

If our clients or third parties are not satisfied with our services, we may face damage to our professional reputation or legal liability.

We depend to a large extent on our relationships with our clients and our reputation for high-quality services. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses. Our services may contain defects or errors, which could hurt our reputation, result in significant costs to us and impair our ability to sell our services in the future. The costs incurred in correcting any defects or errors may be substantial, and would reduce our profitability. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships. If the reputation of our services declines, our ability to maintain our clients and increase our client base will be weakened.

Clients are increasingly filing legal claims against professional service providers, including those in the human resources outsourcing and consulting industries. Clients and third parties who are dissatisfied with our consulting services or who claim to suffer damages caused by our services may bring lawsuits against us.

Defending lawsuits arising out of any of our services could require substantial amounts of management attention, which could adversely affect our financial performance. In addition to client liability, governmental authorities may impose penalties with respect to our errors or omissions and may preclude us from doing business in some jurisdictions. In addition to the risks of liability exposure and increased costs of defense and insurance premiums, claims arising from our professional services may produce publicity that could hurt our reputation and business.

Our financial results could be harmed if we are required to expend significant financial and other resources to protect our intellectual property from infringement by third parties.

Our proprietary technology is an important part of our success, particularly in the Human Capital Management Services segment. We rely on a combination of copyrights, trademarks and trade secrets, confidentiality provisions and contractual and licensing provisions to establish and protect our proprietary rights. We have registered trademarks for some of our products and services and will continue to evaluate the registration of additional trademarks as appropriate. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation, client data and other proprietary information.

Despite these efforts, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents or patent pending with respect to any of our products or services, including our WAND technology. Existing copyright laws afford only limited protection. In addition, others may design around our technology or develop substantially equivalent or superior proprietary technology, or equivalent products may be marketed in competition with our products, which would substantially reduce the value of our proprietary rights. Furthermore, confidentiality agreements between us and our employees or any license agreements with our clients may not provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of it. Accordingly, the steps we have taken to protect our intellectual property rights may not be adequate and we may not be able to protect our proprietary software in the United States or abroad against unauthorized third party copying or use, which could significantly harm our business. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could reduce our revenues.

Any significant failure or disruption in our computing, software and communications infrastructure could harm our reputation, result in a loss of clients, and disrupt our business.

Our computing, software and communications infrastructure is a critical part of our business operations. Many of our clients, particularly those in the Human Capital Management Services segment, typically access our services through a standard web browser. Our clients depend on us for fast and reliable access to our applications. We rely on the expertise of our software development teams for the continued performance of our applications. We may experience serious disruptions in our computing, software and communications infrastructure. Factors that may cause these types of disruptions include:

- human error;
- physical or electronic security breaches;
- telecommunications outages from third-party providers;
- computer viruses;
- acts of terrorism or sabotage;
- fire, earthquake, flood and other natural disasters; and
- power loss.

Although we back up data stored on our systems at least daily, our infrastructure does not currently include mirroring of data storage and production capacity in more than one geographically distinct location. As a result, in the event of a physical disaster, or a significant failure of our computing infrastructure, client data from recent transactions may be permanently lost. If our clients experience service interruptions or the loss or theft of client data, we may be subject to financial penalties, financial liability or client losses. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

Security breaches that result in the release of proprietary data of clients could impair our reputation and our revenue.

Our business involves the use, storage and transmission of clients' proprietary information. Any security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and as a result, someone obtains unauthorized access to client data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and clients.

Restrictions and covenants in our indenture and other financing agreements limit our ability to take actions and impose consequences in the event of a compliance failure.

The indenture governing our 12% Senior Notes due December 1, 2010 (the "Senior Notes") contains a number of significant restrictions and covenants that require, among other things, that:

- we do not incur indebtedness or grant a security interest in our assets except in accordance with the covenants and conditions in the indenture;
- we do not sell or dispose of our assets except in accordance with the covenants and conditions in the indenture;
- the net proceeds from any permitted sale of our assets or our capital stock are applied in accordance with the terms of the indenture to retire indebtedness or for other permitted purposes; and
- we do not enter into transactions with affiliates other than in accordance with the indenture.

These covenants and conditions will affect our operating flexibility by, among other things, substantially restricting our ability to incur expenses and indebtedness, or make acquisitions, that could be used to grow our business. Our ability to issue shares of our capital stock will also be limited.

Our inability to repay or refinance our Senior Notes or the PNC Credit Facility, both of which mature in 2010, would have a material adverse effect on our financial condition.

Our Senior Notes become due and payable on December 1, 2010. At March 4, 2007, there was $22.9 million principal amount of Senior Notes outstanding. Moreover, the PNC Credit Facility, under which we had $66.4 million in borrowings outstanding at March 4, 2007, matures on July 24, 2010. Unless we find a source of capital to repay or refinance these obligations, we will be unable to repay either the Senior Notes or the PNC Credit Facility at maturity, which would have a material adverse effect on our financial condition.

Shares eligible for future sale may cause the market price for our common stock to decline even if our business is doing well.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. A substantial number of shares of our common stock are held by persons other than "affiliates." In addition, as of March 4, 2007, approximately 14.2 million shares of common stock or equivalent non-voting preferred shares are issuable to a trust in which John C. Fanning, our chairman and chief executive officer, holds the principal economic interest. Subject to some limitations on the holder's rights, the

Convertible Notes (which continue to accrue pay-in-kind interest), the Series 2003A Preferred Stock, the Series 2003B Preferred Stock and the Series 2004A Preferred Stock (which continue to cumulate dividends) are convertible into these common or non-voting shares at conversion prices ranging from $0.54 to $1.70, which could have a potentially depressing effect on the market price of the Company's common stock.

We are bound by numerous restrictive financial and other covenants under the terms of our credit facility.

The PNC Credit Facility imposes various restrictions on our activities without the consent of the lenders, including a prohibition on fundamental changes to us or our subsidiaries, including certain consolidations, mergers and sales and transfer of assets, and limitations on our ability or any of our direct or indirect subsidiaries to grant liens upon our property or assets. In addition, under the PNC Credit Facility we must meet certain net worth, debt service coverage and other requirements. The PNC Credit Facility includes events of default and provides that, upon the occurrence of certain events of default, payment of all amounts payable under the PNC Credit Facility, including the principal amount of, and accrued interest on, the PNC Credit Facility may be accelerated. See "--Liquidity and Capital Resources" in Item 7.

We could be required to write-off goodwill in future periods if our future operating results suffer.

In accordance with generally accepted accounting principles, we are required to review our goodwill for impairment at least annually. Our goodwill was $32.1 million at December 31, 2006. Significant assumptions used in this analysis include expected future revenue growth rates, operating margins and working capital levels, which are based on management's expectation of future results. An unfavorable evaluation could cause us to write-off goodwill in future periods. We had write-offs of goodwill of $96.1 million, excluding $5.9 million relating to discontinued operations, in 2002 and 2003. Any future write-offs could have a material adverse impact on our financial condition and results of operations.

Adverse results of tax audits could result in significant cash expenditures or exposure to unforeseen liabilities.

We are subject to periodic federal, state, local and foreign income tax audits for various tax years. Although we attempt to comply with all taxing authority regulations, adverse findings or assessments made by the taxing authorities as the result of an audit could have a material adverse affect on us.

Significant foreign currency fluctuations could affect our operating results.

We conduct our operations in a number of foreign countries and the results of our local operations are reported in the applicable foreign currencies and then translated into U.S. dollars at the applicable foreign currency exchange rates for inclusion in our consolidated financial statements. We are subject to exposure for devaluations and fluctuations in currency exchange rates, which, if we are successful in further growing and developing our foreign operations or these devaluations or fluctuations are significant, could potentially affect our investment in these foreign countries as well as on our cash flow and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact our business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. For example, during 2005, hurricanes Katrina and Rita caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico. While we were not significantly and adversely affected by the impact of these specific disasters, other severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future that could have an effect on our business.

We depend on key personnel, and the loss of the services of one or more of our senior management or a significant portion of our local management personnel could weaken our management team and our ability to deliver quality services and could adversely affect our business.

Our operations historically have been, and continue to be, dependent on the efforts of our executive officers and senior management, including John C. Fanning, our chairman and chief executive officer. In addition, we are dependent on the performance and productivity of our respective regional operations executives, local managing directors and field personnel. The loss of one or more of these employees could have an adverse effect on our operations, including our ability to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions. Our ability to attract and retain business is significantly affected by local relationships and the quality of service rendered by branch managerial personnel. If we are unable to attract and retain key employees to perform these services, our business, financial condition and results of operations could be materially adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The Company leases all of its office space. Excluding the Company's headquarters, these leases are for office space ranging in size from small shared 1,000-square foot executive suites to facilities exceeding 10,000 square feet in size. The remaining terms under the Company's leases range from less than six months to six years. The Company's headquarters in Woodbury, New York occupies approximately 38,000 square feet of space in two facilities under separate leases that expire in 2010. In some instances our full-time staff employees work at the client's site for which we do not incur any rental costs. The Company owns no real estate.

The Company believes that its facilities are adequate for its present and reasonably anticipated future business requirements. The Company does not anticipate difficulty locating additional facilities, if needed.

ITEM 3. LEGAL PROCEEDINGS

In November 2003, the Company received a general notice letter from the United States Environmental Protection Agency (the "U.S. EPA") that it is a potentially responsible party at Chicago's Lake Calumet Cluster Site, which for decades beginning in the late 19th/early 20th centuries had served as a waste disposal site. In December 2004, the U.S. EPA sent the Company and numerous other companies special notice letters requiring the recipients to make an offer by a date certain to perform a remedial investigation and feasibility study (RI/FS) to select a remedy to clean up the site. The Company's predecessor, Apeco Corporation ("Apeco"), a manufacturer of photocopiers, allegedly sent waste material to this site. The State of Illinois and the U.S. EPA have proposed that the site be designated as a Superfund site. The Company is one of over 400 potentially responsible parties (many of which may no longer be in operation or viable) to which notices were sent, and the Company has joined a working group of more than 100 members representing over 120 potentially responsible parties for the purpose of responding to the United States and Illinois environmental protection agencies.

Until the United States and Illinois environmental protection and other agencies agree upon remedies, accurate estimates of clean-up costs cannot be made and site studies cannot be completed. Consequently, no assessment can be made as to any potential liability to the Company. Furthermore, the Company is initiating inquiries of the insurance carriers for Apeco to determine if it has coverage under old insurance policies. Although another company had agreed to indemnify the Company against environmental liabilities, this indemnitor is currently in bankruptcy and the Company does not expect to pursue its indemnity claims since obtaining any recovery against this indemnitor appears to be unlikely.

In July 2005, the Company's subsidiary, COMFORCE Technical Services, Inc. ("CTS") was served with an amended complaint in the suit titled *Reyes V. East Bay Municipal Utility District, et al,* filed in the Superior Court of California, Alameda County, in connection with a gas pipeline explosion in November 2004 that killed five workers and injured four others. As part of a construction project to lay a water transmission line, a backhoe operator employed by a construction contractor unaffiliated with CTS allegedly struck and breached a gas pipeline and an explosion occurred when leaking gas ignited. The complaint names various persons involved in the construction project as defendants, including CTS. The complaint alleges, among other things, that CTS was negligent in failing to properly mark the location of the pipeline. The complaint did not specify monetary damages.

CTS was subsequently named as defendant in 15 other lawsuits concerning this accident in the Superior Court of California which have been consolidated with the *Reyes* case in a single coordinated action styled as the *Gas Pipeline Explosion Cases* in the Superior Court of California, Contra Costa County. Two co-defendants brought cross-claims against CTS. In addition, a company that provided insurance coverage to a private home and property damaged by the explosion brought a subrogation action against CTS. CTS denies any culpability for this accident. Following an investigation of the accident, Cal-OSHA issued citations to four unrelated contractors on the project, but declined to issue any citations against CTS. Although Cal-OSHA did not issue a citation against CTS, it will not be determinative in the pending civil cases.

CTS requested that its insurance carriers defend it in these actions, and the carrier under the primary policy appointed counsel and has defended CTS in these actions. As of March 28, 2007, CTS has settled with 15 of the 19 plaintiffs, in each case within the limits of its primary policy, except as described below. With the most recent settlements, the limits under the primary policy are expected to be reached. The umbrella insurance carrier for CTS had previously denied the claims of CTS for coverage, claiming that the matter was within the policy exclusions. This carrier also initiated a declaratory action in Contra Costa County, California in which it asked the court to determine whether the claims against CTS were within the policy exclusions. In March 2007, CTS and this carrier reached a tentative settlement under which the carrier agreed to dismiss CTS from the declaratory action and defend and insure CTS in the remaining cases when the primary coverage limits have been reached, subject to an agreed upon contribution by CTS and the carrier's reservation of rights to seek recovery against CTS for the claims of Mountain Cascade, Inc., a co-defendant not related to CTS that served as a contractor for East Bay Municipal Utility District. Management of CTS (and the Company) believes that any losses in respect of Mountain Cascade should be covered under the umbrella policy. However, the carrier has declined to release its reservation of rights as to this unresolved Mountain Cascade claim, and the amount that CTS will be required to contribute to any settlement of or judgment on the remaining plaintiffs' cases is not determinable. Accordingly, management of CTS (and the Company) cannot estimate the amount of losses that CTS may ultimately incur in connection with these cases, other than to estimate that any losses will be less than $2.0 million. No assurance can be given that the costs to CTS to resolve all remaining claims will be within management's estimates.

As described in note 19 of our consolidated financial statements and under "Discontinued Operations" in Item 1, the Company initiated a lawsuit against the purchaser of the Company's niche telecom operations, and the parties are participating in a court-ordered mediation process. The Company is also a party to routine contract and employment-related litigation matters and routine audits of state and local tax returns arising in the ordinary course of its business. Except as described above, there are no other pending matters, individually or in the aggregate, if adversely determined, are believed by management to be material to the business or financial condition of the Company. The Company expenses legal costs associated with contingencies when incurred. The Company maintains general liability insurance, property insurance, automobile insurance, fidelity insurance, errors and omissions insurance, professional/medical malpractice insurance, fiduciary insurance, and directors' and officers' liability insurance for domestic and foreign operations as management deems appropriate and prudent. The Company is generally self-insured with respect to workers compensation, but maintains excess workers compensation coverage to limit its maximum exposure to such claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None during the fourth quarter of fiscal 2006.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price and Dividends

The Company's Common Stock is traded on the American Stock Exchange (AMEX:CFS). The high and low sales prices for the Common Stock, as reported in the business news media, for the periods indicated, were as follows:

Fiscal Year	*Quarter*	*High ($)*	*Low ($)*
2006	First Quarter	3.30	1.95
	Second Quarter	3.12	2.39
	Third Quarter	2.93	2.17
	Fourth Quarter	2.80	2.00
2005	First Quarter	3.60	2.16
	Second Quarter	2.30	1.46
	Third Quarter	2.45	1.45
	Fourth Quarter	2.80	1.70

The closing price of the Common Stock of the Company on March 19, 2007 was $2.30. As of such date, there were approximately 3,900 stockholders of record and 11,301,384 shares of Common Stock held by non-affiliates. The aggregate market value of the voting stock held by non-affiliates of the registrant on March 19, 2007 was $25,993,184.

No dividends were declared or paid on the Common Stock during 2006. The terms of the Company's debt obligations effectively prohibit its payment of dividends. In addition, until undeclared, cumulated dividends on its Series 2003A, 2003B and 2004A Preferred Stock ($2.9 million in the aggregate at December 31, 2006) are fully paid, no dividends are permitted to be paid on Common Stock. Accordingly, the Company does not anticipate that it will pay cash dividends on its Common Stock for the foreseeable future.

Equity Compensation Plan Information

The following table describes options and warrants issued as part of the Company's equity compensation plans at the end of fiscal 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column).
Equity compensation plans approved by security holders (1)	2,388,200	$ 2.91	1,130,000
Equity compensation plans not approved by security holders (2)	169,000	7.55	--
Total	2,557,200	$ 3.22	1,130,000

(1) At December 31, 2006, the Company had two equity compensation plans that had been approved by stockholders, the Long-Term Stock Investment Plan (the "1993 Plan") and the 2002 Stock Option Plan (the "2002 Plan"). Securities shown as being issuable pursuant to outstanding options, warrants and rights in the first column represent option grants made under the 1993 Plan and the 2002 Plan. No options or other rights have been issuable under the 1993 Plan since December 31, 2002. Accordingly, the number of securities shown in the third column as being available for future issuance include only the shares of common stock remaining available for issuance under the 2002 Plan upon exercise of options or other rights that may be granted thereunder in future periods. At the Company's 2006 annual meeting of stockholders, the stockholders approved the increase in the number of shares issuable under the 2002 Plan from 1,000,000 to 2,000,000.

(2) Warrants issued as additional compensation to debtholders for extending credit to the Company.

Performance Information

Set forth below in tabular form is a comparison of the total stockholder return (annual change in share price plus dividends paid, assuming reinvestment of dividends when paid) assuming an investment of $100 on the starting date for the period shown for the Company, the Dow Jones US Total Market Index (formerly known as the Dow Jones US Equity Market Index, a broad equity market index which includes the stock of companies traded on the American Stock Exchange) and the Dow Jones US Business Support Services Index (formerly known as the Dow Jones US Industrial Services Index, an industry index which includes providers of staffing services).

No dividends were paid on the Company's common stock during the period shown. The return shown is based on the percentage change from December 30, 2001 through December 31, 2006.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among COMFORCE Corporation, The Dow Jones US Total Market Index
And The Dow Jones US Business Support Services Index


$300
$250
$200
$150
$100
$50
$0
12/30/01
12/29/02
12/28/03
12/26/04
12/25/05
12/31/06
COMFORCE Corporation
Dow Jones US Total Market
Dow Jones US Business Support Services

* $100 invested on 12/30/01 in stock or on 12/31/01 in index-including reinvestment of dividends.
Indexes calculated on month-end basis.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data of the Company as of and for each of the five fiscal years in the period ended December 31, 2006. The Company derived the statement of operations and balance sheet data as of and for each of the five fiscal years in the period ended December 31, 2006 from its audited historical consolidated financial statements (in thousands, except per share data).

	2006	2005	2004	2003	2002
Statement of Operations Data:					
Net sales of services	$ 567,821	$ 539,841	$ 480,887	$ 369,982	$ 365,817
Costs and expenses:					
Cost of services	478,927	460,581	408,850	308,840	300,333
Selling, general and administrative expenses	68,821	59,919	53,755	47,517	51,436
Goodwill impairment (1)	--	--	--	24,500	16,600
Depreciation and amortization	3,095	3,700	4,219	4,220	3,981
Total costs and expenses	550,843	524,200	466,824	385,077	372,350
Operating income (loss)	16,978	15,641	14,063	(15,095)	(6,533)
Other income (expense):					
Interest expense	(9,369)	(10,744)	(12,338)	(13,931)	(16,007)
(Loss) gain on debt extinguishment (2)	(169)	(336)	1,999	9,582	--
Write-off of deferred financing costs	--	--	--	(431)	--
Other income, net	11	186	110	637	27
	(9,527)	(10,894)	(10,229)	(4,143)	(15,980)
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	7,451	4,747	3,834	(19,238)	(22,513)
Provision (benefit) for income taxes	3,373	(1,455)	2,058	571	(2,796)
Income (loss) from continuing operations before a cumulative effect of a change in accounting principle	4,078	6,202	1,776	(19,809)	(19,717)
Income (loss) from discontinued operations, net of income taxes (3)	--	70	(20)	(3,427)	(1,530)
Cumulative effect of a change in accounting principle - goodwill impairment, net of income tax benefit of $2,200 (4)	--	--	--	--	(52,800)
Net income (loss)	$ 4,078	$ 6,272	$ 1,756	$ (23,236)	$ (74,047)
Dividends on preferred stock	1,005	1,005	530	672	--
Net income (loss) available to common stockholders	$ 3,073	$ 5,267	$ 1,226	$ (23,908)	$ (74,047)

Diluted income (loss) per share:					
Income (loss) available to common stockholders before a cumulative effect of a change in accounting principle	$ 0.13	$ 0.21	$ 0.07	$ (1.44)	$ (1.28)
Cumulative effect of a change in accounting principle	--	--	--	--	(3.17)
Net income (loss) available to common stockholders	$ 0.13	$ 0.21	$ 0.07	$ (1.44)	$ (4.45)
Balance Sheet data:					
Working capital	$ 32,345	$ 43,163	$ 46,018	$ 44,577	$ 47,386
Trade receivables, net	127,249	118,916	92,144	76,104	73,609
Goodwill	32,073	32,073	32,073	32,242	60,242
Total assets	175,138	173,978	154,649	134,313	162,864
Total debt, including current maturities	89,770	105,792	117,227	127,960	142,779
Stockholders' deficit	(18,715)	(23,031)	(29,835)	(38,624)	(21,241)

(1) The Company recorded a goodwill impairment charge of $16.6 million during the fourth quarter of 2002 and $24.5 million during the third quarter of 2003, in each case as a charge against operating income in accordance with the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142").

(2) During 2003, the Company repurchased Senior Notes and 15% Senior Secured PIK Debentures due 2009 (the "PIK Debentures"). As a result of these transactions, the Company recognized a gain on debt extinguishment of $9.6 million, net of approximately $319,000 of deferred financing costs. During 2004, the Company repurchased Senior Notes, and, as a result of these repurchases, the Company recognized a gain on debt extinguishment of $2.0 million, net of $280,000 of deferred financing costs. During 2005, the Company repurchased Senior Notes, and, as a result of these repurchases, the Company recognized a loss on debt extinguishment of $336,000, net of $178,000 of deferred financing costs. During 2006, the Company repurchased and redeemed Senior Notes, and, as a result of these repurchases and redemptions, the Company recognized a loss on debt extinguishment of $169,000, net of $128,000 of deferred financing costs. See "Financial Condition, Liquidity and Capital Resources" in Item 7.

(3) Effective March 1, 2004, the Company sold its interest in two telecom subsidiaries in the Staff Augmentation segment. In accordance with SFAS 144, the results of operations from the sale of this telecom operation have been reclassified as discontinued operations. In addition, the goodwill impairment charges associated with this telecom operation has also been reclassified as discontinued operations ($2.4 million in 2002 and $3.5 million in 2003).

(4) The Company recorded a goodwill impairment charge of $52.8 million, net of tax, as a cumulative effect of a change in accounting principle during the first quarter of 2002 in accordance with the provisions of SFAS 142.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion set forth below supplements the information found in the audited consolidated financial statements and related notes of COMFORCE Corporation ("COMFORCE") and its wholly-owned subsidiaries, including COMFORCE Operating, Inc. ("COI") (collectively, the "Company").

Overview and Recent Developments

Staffing personnel placed by the Company are employees of the Company. The Company is responsible for employment related expenses for its employees, including workers compensation, unemployment compensation insurance, Medicare and Social Security taxes and general payroll expenses. The Company offers health, dental, 401(k), disability and life insurance to its eligible employees. Staffing and consulting companies, including the Company, typically pay their billable employees for their services before receiving payment from their customers, resulting in significant outstanding receivables. To the extent the Company grows, these receivables will increase and there will be greater need for borrowing availability under the PNC Credit Facility. At March 4, 2007, the Company had outstanding $66.4 million principal amount under the PNC Credit Facility with remaining availability of $18.3 million, as defined in the loan agreement, to fund operations.

The Company reports its results through three operating segments -- Human Capital Management Services, Staff Augmentation and Financial Outsourcing Services. The Human Capital Management Services segment primarily provides staffing management services that enable Fortune 1000 companies and other large employers to consolidate, automate and manage staffing, compliance and oversight processes for their contingent workforces. The Staff Augmentation segment provides healthcare support services, technical and engineering, information technology, telecommunications and other staffing needs. The Financial Outsourcing Services segment provides funding and back office support services to independent consulting and staffing companies.

Management of the Company has observed improvement in the business environment for staffing companies beginning in the first quarter of 2003. Industry statistics have generally supported management's observations including, since the beginning of 2004, improvement in the rate of job creation in the United States; however management is unsure how long these trends will continue in the future.

As previously reported, one of the Company's Staff Augmentation customers is auditing the invoices made under the contract with the Company for the years 2003 to 2006. Management does not believe any adjustment to the Company's fees under this contract is warranted.

The Company's fiscal year consists of the 52 or 53 weeks ending on the last Sunday in December. The Company's most recently completed fiscal year ended on December 31, 2006. Fiscal year 2006 contained 53 weeks and fiscal years 2005 and 2004 each contained 52 weeks.

Critical Accounting Policies and Estimates

Management's discussion in this Item 7 addresses the Company's consolidated financial statements which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. A discussion of the more significant estimates follows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the Audit Committee of the Board of Directors.

Allowance for Doubtful Accounts

The Company has an allowance for doubtful accounts recorded as an estimate of the accounts receivable balance that may not be collected. This allowance is calculated on the trade receivables with consideration for the Company's historical write-off experience, the current aging of receivables, general economic climate and the financial condition of customers. After giving due consideration to these factors, the Company establishes specific allowances for uncollectible accounts. The allowance for the funding and service fee receivables is calculated with consideration for the ability of the Company's clients to absorb chargebacks due to the uncollectibility of the funded receivables. Bad debt expense, which increases the allowance for doubtful accounts, is recorded as an operating expense in our consolidated statements of operations. Factors that would cause this provision to increase primarily relate to increased bankruptcies by customers, the inability of the Company's funding services clients to absorb chargebacks and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Accrued Workers Compensation Liability

The Company records its estimate of the ultimate cost of, and liabilities for, workers compensation based on actuarial computations using the Company's loss history as well as industry statistics. Furthermore, in determining its liabilities, the Company includes amounts for estimated claims incurred but not reported. The ultimate cost of workers compensation will depend on actual costs incurred to settle the claims and may differ from the liabilities recorded for those claims.

Accruals for workers compensation claims are included in accrued expenses in our consolidated balance sheets. A significant increase in claims or changes in laws may require the Company to record additional expenses related to workers compensation. On the other hand, significantly improved claim experience may result in lower annual expense levels.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance against deferred tax assets for which realization of the asset is not considered more-likely-than-not.

Management's judgment is required in determining the realizability of the deferred tax assets and liabilities, and any valuation allowances recorded. The net deferred tax assets may need to be adjusted in the event that tax rates are modified, or management's estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that management's estimate of future taxable income changes from the amounts currently estimated.

The Company provides for income taxes on a quarterly basis based upon an estimated annual effective tax rate. In determining this rate, management estimates taxable income for each of the jurisdictions where the Company operates, as well as the tax rate that will be in effect for each state and foreign country. To the extent these estimates change during the year, or that actual results differ from these estimates, the estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year.

Goodwill Impairment

The Company is required to test goodwill for impairment in accordance with the provisions of SFAS 142 as of the end of each fiscal year or earlier during each fiscal year as circumstances require. In connection with these goodwill tests, the Company engages an independent valuation firm to assist management in the determination of the fair values of its reporting units (as defined by SFAS 142). In its determination of the fair values, the firm engaged by the Company primarily utilizes a discounted cash flow analysis as well as various other valuation approaches, including (i) capitalization multiples of companies with investment characteristics resembling those of the reporting units, (ii) the enterprise value of the Company, and (iii) asset and liability structure.

Significant assumptions used in this analysis include (i) expected future revenue growth rates, operating unit profit margins, and working capital levels, (ii) a discount rate, and (iii) a terminal value multiple. The revenue growth rates, working capital levels and operating unit profit margins are based on management's expectation of future results. If management's expectations of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of the Company's reporting units could change significantly. Such a change could result in additional goodwill impairment charges in future periods, which could have a significant impact on the Company's consolidated financial statements.

Share-based Payment

With our adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"), effective December 26, 2005, we are required to record the fair value of share-based payment awards as an expense. In order to determine the fair value of stock options on the date of grant, the Company utilizes the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock price volatility, option life, risk-free interest rate and dividend yield. Expected volatilities are based on historical volatility of our shares using daily price observations over a period consistent with the expected life. We use the safe harbor guidance in SAB 107 to estimate the expected life of options granted during fiscal 2006. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods similar to the expected life. While the risk-free interest rate and dividend yield are less subjective assumptions that, typically, are based on factual data derived from public sources, the expected stock price volatility and option life assumptions require a greater level of judgment which makes them critical accounting estimates.

Results of Operations

Fiscal Year Ended December 31, 2006 compared to December 25, 2005

Net sales of services for the year ended December 31, 2006 were $567.8 million, which represents a 5.2% increase from the $539.8 million in net sales of services recorded for the year ended December 25, 2005. Net sales of services in the Human Capital Management Services segment increased by $26.2 million, or 8.4%, due to an increase in services provided principally to existing clients. Management believes such increase is reflective of a trend for companies to rely increasingly on providers of human capital management services, such as those provided by the Company's PrO Unlimited subsidiary. In the Staff Augmentation segment, the increase of $2.6 million, or 1.2%, is principally attributable to services provided to information technology and healthcare customers, partially offset by a reduction in services provided to telecom and technical services customers. The reduction in technical services provided by the Company was principally attributable to a significant reduction in domestic services provided under government-related subcontracts and a reduction in the services provided to other technical service customers. In addition, net sales of services in the telecom sector were lower due to a reduction in demand from our largest telecom client. Sales of services were lower by $896,000, or 19.2%, in the Financial Outsourcing Services segment, principally due to a reduction in the number of customers we service. Our revenues were favorably impacted by additional business days during fiscal 2006.

Cost of services for the year ended December 31, 2006 was 84.3% of net sales of services as compared to cost of services of 85.3% of net sales of services for the year ended December 25, 2005. The cost of services as a percentage of net sales for fiscal 2006 decreased from the year ago period principally due to higher gross margins as a result of increased consultant consolidation services provided by the Human Capital Management Services segment, higher margins for healthcare support services in the Staff Augmentation segment and favorable workers compensation claims experience, partially offset by lower gross margins for telecom and information technology services.

Selling, general and administrative expenses as a percentage of net sales of services were 12.1% for the year ended December 31, 2006, compared to 11.1% for the year ended December 25, 2005. The $8.9 million increase in selling, general and administrative expenses is primarily due to higher personnel costs incurred to support the increase in consultant consolidation services provided in the Human Capital Management Services segment discussed above and an increase of corporate expenses associated with personnel costs and professional fees.

Operating income for the year ended December 31, 2006 was $17.0 million, or 3.0% of net sales, as compared to operating income of $15.6 million, or 2.9% of net sales, for the year ended December 25, 2005. The Company's higher operating income for fiscal 2006 is principally due to an increase in net sales of services and gross margins in the Human Capital Management Services segment, partially offset by an increase in selling, general, and administrative expenses discussed above.

The Company's interest expense for the year ended December 31, 2006 was principally attributable to interest recorded on the PNC Credit Facility, the Convertible Note and the Senior Notes. The interest expense of $9.4 million for fiscal 2006 was lower as compared to the interest expense of $10.7 million for fiscal 2005. This reduction was principally due to the repurchase of $18.1 million of Senior Notes in fiscal 2005 and the repurchase and redemption of $23.4 million of Senior Notes in fiscal 2006. These decreases were partially offset by increased interest expense on the Company's revolving line of credit due to higher average interest rates and borrowings in fiscal 2006. The Company also expects interest expense reductions in future periods due to the 2006 redemption and repurchase of its Senior Notes. See note 8 to our consolidated financial statements.

The income tax provision for the year ended December 31, 2006 was $3.4 million (a rate of 45.3%) on income before income taxes of $7.5 million. For the year ended December 25, 2005, the income tax benefit of $1.5 million included a tax benefit of $4.3 million from the resolution of certain federal and state income tax contingencies. The difference between income taxes at the federal statutory income tax rate and the Company's tax provision for the respective periods relates primarily to state income taxes and a disallowance for non-deductible expenses and adjustments to tax contingencies. See note 7 to our consolidated financial statements.

In accordance with SFAS 144, the results of operations from the sale of the Company's niche telecom operations (as described in note 19 to our consolidated financial statements) have been recorded as discontinued operations. The net income from discontinued operations was $70,000 for the year ended December 25, 2005, which represented the gain from the sale of discontinued operations for the excess of the cash received from the sale through December 25, 2005 over the carrying value of the net assets sold, offset by legal fees.

Fiscal Year Ended December 25, 2005 compared to Fiscal Year Ended December 26, 2004

Net sales of services for the year ended December 25, 2005 were $539.8 million, which represents a 12.3% increase from the $480.9 million in net sales of services recorded for the year ended December 26, 2004. Net sales of services in the Human Capital Management Services segment increased by $41.4 million or 15.3%, due to an increase in services provided to existing clients. Management believes such increase is reflective of a trend for companies to rely increasingly on providers of human capital management services, such as those provided by the Company's PrO Unlimited subsidiary. In the Staff Augmentation segment, the increase of $20.1 million, or 9.9%, is principally attributable to services provided to information technology, telecom and healthcare support customers. Sales of services were lower by $2.5 million, or 34.9% in the Financial Outsourcing Services segment, principally due to a reduction in the number of customers we service.

Cost of services for the year ended December 25, 2005 was 85.3% of net sales of services as compared to cost of services of 85.0% of net sales of services for the year ended December 26, 2004. The cost of services as a percentage of net sales for fiscal 2005 increased slightly from fiscal 2004 principally as a result of higher growth in Human Capital Management Services which have a higher cost of services as a percentage of net sales of services and a reduction in the number of clients serviced under the Financial Outsourcing Services segment, partially offset by favorable workers compensation claims experience.

Selling, general and administrative expenses as a percentage of net sales of services were 11.1% for the year ended December 25, 2005, compared to 11.2% for the year ended December 26, 2004. The $6.2 million increase in selling, general and administrative expenses is primarily due to an increase in support personnel costs associated with the increase of net sales discussed above.

Operating income for the year ended December 25, 2005 was $15.6 million as compared to operating income of $14.1 million for the year ended December 26, 2004. The Company's higher operating income for fiscal 2005 is principally due to an increase in net sales of services discussed above.

The Company's interest expense for the year ended December 25, 2005 was principally attributable to interest recorded on the PNC Credit Facility, the Convertible Note and the Senior Notes. The interest expense of $10.7 million for fiscal 2005 was lower as compared to the interest expense of $12.3 million for 2004. This reduction was principally due to the exchange and repurchase of $6.7 million of Convertible Notes and $18.1 million of Senior Notes during 2004, and the repurchase of $18.1 million of Senior Notes in fiscal 2005. These decreases were partially offset by increased interest expense on the Company's revolving line of credit due to higher average outstanding balances and interest rates in fiscal 2005. See note 8 to our consolidated financial statements.

As a result of the Company's repurchase of Senior Notes in fiscal 2005, the Company recognized a loss on debt extinguishment of $336,000, net of $178,000 of deferred financing costs. The Company's repurchase of Senior Notes during fiscal 2004 resulted in a gain on debt extinguishment of $2.0 million, net of $280,000 of deferred financing costs. The purpose of these transactions was to improve the Company's balance sheet through the elimination of higher interest rate debt.

For the year ended December 25, 2005, the income tax benefit of $1.5 million included a tax benefit of $4.3 million from the resolution of certain federal and state income tax contingencies. The income tax provision for fiscal 2004 was $2.1 million (a rate of 53.7%) on income from continuing operations before income taxes of $3.8 million. The difference between income taxes at the federal statutory income tax rate, and the Company's tax provision relates primarily to state income taxes and a disallowance for non-deductible expenses as well as the favorable impact attributable to the resolution of certain tax contingencies. See note 7 to our consolidated financial statements.

In accordance with SFAS 144, the results of operations from the sale of the Company's niche telecom operations (as described in note 19 to our consolidated financial statements) have been recorded as discontinued operations. The net income from discontinued operations was $70,000 for the year ended December 25, 2005, which represented the gain from the sale of discontinued operations for the excess of the cash received from the sale through December 25, 2005 over the carrying value of the net assets sold, offset by legal fees, and the net loss from discontinued operations was $20,000 for the year ended December 26, 2004 attributable to operations prior to its sale in fiscal 2004.

Financial Condition, Liquidity and Capital Resources

The Company generally pays its billable employees weekly or bi-weekly for their services, and remits certain statutory payroll and related taxes as well as other fringe benefits. Invoices are generated to reflect these costs plus the Company's markup. These invoices are typically paid within 45 days. Increases in the Company's net sales of services, resulting from expansion of existing offices or establishment of new offices, will require additional cash resources.

Off-Balance Sheet and Contractual Obligations: During the year ended December 31, 2006, the Company had no off-balance sheet arrangements other than operating leases entered into in the normal course of business, as indicated in the table below. The following table represents contractual commitments associated with operating lease agreements, employment agreements and principal repayments on debt obligations (excluding interest):

	Payments due by fiscal year (in thousands)				
	2007	2008	2009	2010	Thereafter
Operating Leases	$ 2,614	$ 2,189	$ 1,923	$ 978	$ 696
Employment Agreements	881	946	--	--	--
PNC Credit Facility* - principal repayments	--	--	--	65,360	--
Senior Notes* - principal repayments	--	--	--	22,890	--
Convertible Note* - principal repayments	--	--	1,520	--	--
Total	$ 3,495	$ 3,135	$ 3,443	$ 89,228	$ 696

*See note 8 to our consolidated financial statements.

COMFORCE, COI and various of their operating subsidiaries, as co-borrowers and guarantors, are parties to the $110.0 million PNC Credit Facility with PNC, as a lender and administrative agent, and other financial institutions participating as lenders to provide for a revolving line of credit with available borrowings based, generally, on 87.0% of the Company's accounts receivable aged 90 days or less, subject to specified limitations and exceptions. The Company entered into the PNC Credit Facility in June 2003 and it has been subject to six amendments, most recently in July 2006. See the discussion under "Revolving Line of Credit" in note 8 to the Company's consolidated financial statements for a discussion of the July 2006 amendments to the Credit Facility.

The obligations under the PNC Credit Facility are collateralized by a pledge of the capital stock of certain key operating subsidiaries of the Company and by security interests in substantially all of the assets of the Company. The PNC Credit Facility contains various financial and other covenants and conditions, including, but not limited to, a prohibition on paying cash dividends and limitations on engaging in affiliate transactions, making acquisitions and incurring additional indebtedness. The maturity date of the PNC Credit Facility is July 24, 2010. The Company was in compliance with all financial covenants under the PNC Credit Facility at December 31, 2006.

The Company also had standby letters of credit outstanding under the PNC Credit Facility at December 31, 2006 in the aggregate amount of $5.1 million.

During the year ended December 31, 2006, the Company's primary sources of funds were $14.8 million of cash provided by operating activities due to the profitability of the Company and changes in working capital primarily related to consultant consolidation services under the Human Capital Management Services segment. Cash and cash equivalents decreased $4.6 million during 2006.

At December 31, 2006, the Company had outstanding $65.4 million principal amount under the PNC Credit Facility bearing interest at a weighted average rate of 7.25% per annum. At such date, the Company had remaining availability of $20.4 million, as defined in the agreement, under the PNC Credit Facility.

At December 31, 2006, the Company also had outstanding (i) $22.9 million principal amount of Senior Notes bearing interest at 12% per annum and (ii) $1.5 million principal amount of Convertible Notes bearing interest at 8% per annum.

As described in note 8 to our consolidated financial statements, in the third quarter of 2006, the Company amended the Indenture to, among other things, extend the maturity date of the Senior Notes to December 1, 2010 and redeemed $21.4 million of its Senior Notes. The Company has made significant progress in improving its capital structure through the elimination of long-term debt through the purchase, redemption or exchange of Senior Notes, Convertible Notes and other instruments. During fiscal 2006, the Company repurchased or redeemed $23.4 million principal amount of Senior Notes in the aggregate, including this redemption of $21.4 million of its Senior Notes. Since June 2000, the Company has reduced its public debt from $138.8 million to $22.9 million and its total long-term debt from $195.3 million to $89.8 million during the same period. The Company has reduced its annualized interest expense by borrowing at the lower rates available under the PNC Credit Facility to effectuate the repurchase or redemption of long-term debt and by exchanging preferred stock and lower interest rate Convertible Notes for public debt.

Substantially all of the consolidated net assets of the Company are assets of COI and all of the net income that had been generated by the Company was attributable to the operations of COI. Except for permitted distributions, these assets and any cumulated net income are restricted as to their use by COMFORCE. The Indenture imposes restrictions on COI making specified payments, which are referred to as "restricted payments," including making distributions or paying dividends (referred to as upstreaming funds) to COMFORCE. Under the Indenture, COI is not permitted to make cash distributions to COMFORCE other than to upstream $2.0 million annually to pay public company expenses, and to upstream funds to the extent COI meets the restricted payments test under the Indenture, the most significant component of which is based upon 50% of net income generated by COI since January 1, 1998 on a cumulative basis, less prior distributions made in reliance on this provision. In calculating net income for this purpose, under the terms of the Indenture, the Company must apply generally accepted accounting principles as in effect at the time the Indenture was entered into in 1997. Principally as a result of distributions made, and losses incurred by COI in prior years, COI can make no distributions to COMFORCE based upon the cumulative net income provisions of the Indenture until COI generates additional net income of approximately $9.1 million. However, COMFORCE has approximately $2.0 million available at December 31, 2006 from proceeds it has generated from the sale of stock, principally upon the exercise of options and warrants. This $2.0 million may be used by COMFORCE to pay interest and principal on the Convertible Notes or for other business purposes.

The Company's Series 2003A, 2003B and 2004A Preferred Stock provide for dividends of 7.5% per annum and, at December 31, 2006 there were cumulated, unpaid and undeclared dividends of $1.8 million on the Series 2003A Preferred Stock, $125,000 on the Series 2003B Preferred Stock and $1.0 million on the Series 2004A Preferred Stock. If such dividends and underlying instruments were converted to voting or non-voting common stock, the aggregate amount would equal 13.3 million shares.

Management of the Company believes that cash flow from operations and funds anticipated to be available under the PNC Credit Facility will be sufficient to service the Company's indebtedness and to meet currently anticipated working capital requirements for the next 12 months. The Company was in compliance with all financial covenants under the PNC Credit Facility at December 31, 2006 and expects to remain in compliance for the next 12 months. If additional funding is required for capital expenditures in 2007, we intend to make a request for needed funds under the PNC Credit Facility.

The Company is currently undergoing audits for certain state and local tax returns. The results of these audits are not expected to have a material effect upon the results of operations.

Impact of Recently Issued Accounting Standards

In December 2006, the Company adopted the provisions of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current year Financial Statements* ("SAB 108"). SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires an entity to quantify misstatements using a balance sheet and income-statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The Company has changed its method of quantifying errors in accordance with SAB 108 and recorded a reduction in retained earnings of $136,000. See note 5 to the Company's consolidated financial statements for further discussion.

In July 2006, the FASB issued Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"). FIN No. 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN No. 48 may be recognized, or continue to be recognized, upon adoption of FIN No. 48. The cumulative effect of applying the provisions of FIN No. 48 shall be reported as an adjustment to the opening balance of retained earnings for the year of adoption. FIN No. 48 is effective for the Company beginning in fiscal year 2007. The Company is in the process of assessing the effect FIN No. 48 may have on its consolidated financial statements.

In June 2006, the Emerging Issues Task Force issued EITF 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)* ("EITF 06-3") to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The Task Force concluded that, for taxes within the scope of this issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006. The Company is currently assessing the impact, if any, that the adoption of EITF 06-3 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits companies to elect, at specified election dates, to measure eligible financial instruments and certain other items at fair value. A company must report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that the adoption of SFAS 159 will have on its consolidated financial statements.

Seasonality

The Company's quarterly operating results are affected primarily by the number of billing days in the quarter and the seasonality of its customers' businesses. Demand for technical and engineering services, IT and telecom staffing services has historically been lower during the second half of the fourth quarter through the following second quarter, and, generally shows gradual improvement until the second half of the fourth quarter.

Forward Looking Statements

We have made statements under the captions "Business" in Item 1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under this Item 7, as well as in other sections of this report that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "forecasts," "projects," "predicts," "intends," "potential," "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business and industry. These statements are only predictions based on our current expectations and projections about future events.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this report to conform our prior statements to actual results or revised expectations.

Factors which may cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include the following:

- unfavorable global, national or local economic conditions that cause our customers to defer hiring contingent workers or reduce spending on the human capital management services and staffing that we provide;
- significant increases in the effective rates of any payroll-related costs that we are unable to pass on to our customers;
- increases in the costs of complying with the complex federal, state and foreign laws and regulations in which we operate, or our inability to comply with these laws and regulations;
- our inability to collect fees due to the bankruptcy of our customers, including the amount of any wages we have paid to our employees for work performed for these customers;

- our inability to keep pace with rapid changes in technology in our industry;

- potential losses relating to the placement of our employees in other workplaces, including our employees' misuse of customer proprietary information, misappropriation of funds, discrimination, harassment, theft of property, accidents, torts or other claims;

- our inability to successfully develop new services or enhance our existing services as the markets in which we compete grow more competitive;

- unfavorable development in our business may result in the necessity of writing off goodwill in future periods;

- as a result of covenants and restrictions in the agreements governing the Senior Notes, the PNC Credit Facility or any future debt instruments, our inability to use available cash in the manner management believes will maximize stockholder value; or

- any of the other factors described under "Risk Factors" in Item 1A of this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A portion of the Company's borrowings are fixed rate obligations, including $22.9 million principal amount of Senior Notes bearing interest at a fixed rate of 12% per annum, and $1.5 million principal amount of Convertible Notes bearing interest at a fixed rate of 8% per annum. The estimated fair value of these debt obligations at December 31, 2006 was $22.9 million for the Senior Notes, and $2.1 million for the Convertible Notes. Management of the Company does not believe that a 10% increase in interest rates would have a material impact on the fair value of these fixed rate obligations. Borrowings under the PNC Credit Facility aggregating $65.4 million at December 31, 2006 are at variable interest rates, and interest expense will be impacted by changes in interest rates generally prevailing in the United States and internationally. Assuming an immediate 10% increase in the weighted average interest rate of 7.25% the impact to the Company in annualized interest expense would be approximately $474,000. The Company has not entered into any swap agreements or other hedging transactions as a means of limiting exposure to interest rate or foreign currency fluctuations. The Company provides its services in several countries; however, based upon the current level of investments in these countries, it does not believe that a 10% change in foreign currency rates would have a material impact to its financial position.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements and Schedule as listed on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management evaluated, with the participation of the chief executive officer and chief financial officer, the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report. There has been no change in the Company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 30, 2007 and is incorporated by reference herein.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 30, 2007 and is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 30, 2007 and is incorporated by reference herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 30, 2007 and is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 30, 2007 and is incorporated by reference herein.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

1. Financial Statements as listed on page F-1.
2. Financial Statement Schedule listed on page F-1.
3. Exhibits as listed on the Exhibit Index.

(b) Exhibits

The exhibits filed herewith are listed on the Exhibit Index.

(c) Other Financial Statement Schedules

None

A copy of this annual report on Form 10-K will accompany the Company's proxy statement and be posted on the Company's website: www.comforce.com. In addition, the Company will provide to stockholders upon request, without charge, copies of the exhibits to the annual report. Requests should be submitted to Linda Annicelli, Vice President, Administration, at COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMFORCE Corporation

By: /s/ John C. Fanning
John C. Fanning
Chairman and Chief Executive Officer

Date: March 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ John C. Fanning John C. Fanning	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2007
/s/ Harry V. Maccarrone Harry V. Maccarrone	Executive Vice President and Director (Principal Financial and Accounting Officer)	March 28, 2007
/s/ Rosemary Maniscalco Rosemary Maniscalco	Vice Chairman and Director	March 28, 2007
/s/ Daniel Raynor Daniel Raynor	Director	March 28, 2007
/s/ Gordon Robinett Gordon Robinett	Director	March 28, 2007
/s/ Kenneth J. Daley Kenneth J. Daley	Director	March 28, 2007
/s/ Pierce J. Flynn Pierce J. Flynn	Director	March 28, 2007

COMFORCE CORPORATION AND SUBSIDIARIES

Table of Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
COMFORCE Corporation:

We have audited the accompanying consolidated financial statements of COMFORCE Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of COMFORCE Corporation and subsidiaries as of December 31, 2006 and December 25, 2005, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the accompanying consolidated financial statements, the Company changed its method of quantifying errors in fiscal 2006 in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* and adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment,* effective December 26, 2005.

/s/ KPMG LLP

Melville, New York
March 28, 2007

COMFORCE CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2006 and December 25, 2005
(in thousands, except share and per share amounts)

Assets		December 31, 2006	December 25, 2005
Current assets:			
Cash and cash equivalents	$	3,782	8,417
Accounts receivable, less allowance of $195 and $354 in 2006 and 2005, respectively		114,079	103,201
Funding and service fees receivable, less allowance of $81 and $351 in 2006 and 2005, respectively		13,170	15,715
Prepaid expenses and other current assets		3,863	4,997
Deferred income taxes, net		1,500	2,004
Total current assets		136,394	134,334
Deferred income taxes, net		263	1,100
Property and equipment, net		5,376	5,260
Intangible assets, net		–	40
Goodwill		32,073	32,073
Deferred financing costs, net		765	851
Other assets		267	320
Total assets	$	175,138	173,978
Liabilities and Stockholders' Deficit			
Current liabilities:			
Accounts payable	$	3,281	3,864
Accrued expenses		100,768	87,307
Total current liabilities		104,049	91,171
Long-term debt (including related party debt of $1,520 in 2006 and $1,405 in 2005)		89,770	105,792
Other liabilities		34	46
Total liabilities		193,853	197,009
Commitments and contingencies			
Stockholders' deficit:			
Common stock, $.01 par value; 100,000,000 shares authorized. 17,370,551 and 17,079,532 shares issued and outstanding in 2006 and 2005, respectively		174	171
Convertible preferred stock, $.01 par value:			
Series 2003A, 6,500 shares authorized, 6,148 shares issued and outstanding at December 31, 2006 and December 25, 2005, with an aggregate liquidation preference of $7,928 at December 31, 2006 and $7,466 at December 25, 2005		4,304	4,304
Series 2003B, 3,500 shares authorized, 513 shares issued and outstanding at December 31, 2006 and December 25, 2005, with an aggregate liquidation preference of $638 at December 31, 2006 and $600 at December 25, 2005		513	513
Series 2004A, 15,000 shares authorized, 6,737 shares issued and outstanding at December 31, 2006 and December 25, 2005, with an aggregate liquidation preference of $7,778 at December 31, 2006 and $7,273 at December 25, 2005		10,264	10,264
Additional paid-in capital		48,190	47,727
Accumulated other comprehensive income		55	147
Accumulated deficit		(82,215)	(86,157)
Total stockholders' deficit		(18,715)	(23,031)
Total liabilities and stockholders' deficit	$	175,138	173,978

The accompanying notes are an integral part of these consolidated financial statements

COMFORCE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
For the fiscal years ended December 31, 2006, December 25, 2005 and December 26, 2004
(in thousands, except per share amounts)

		December 31, 2006	December 25, 2005	December 26, 2004
Net sales of services	$	567,821	539,841	480,887
Costs and expenses:				
Cost of services		478,927	460,581	408,850
Selling, general and administrative expenses		68,821	59,919	53,755
Depreciation and amortization		3,095	3,700	4,219
Total costs and expenses		550,843	524,200	466,824
Operating income		16,978	15,641	14,063
Other income (expense):				
Interest expense		(9,369)	(10,744)	(12,338)
(Loss) gain on debt extinguishment		(169)	(336)	1,999
Other income, net		11	186	110
		(9,527)	(10,894)	(10,229)
Income from continuing operations before income taxes		7,451	4,747	3,834
Provision (benefit) for income taxes		3,373	(1,455)	2,058
Income from continuing operations		4,078	6,202	1,776
Income (loss) from discontinued operations, net of tax benefit of $19 in 2005 and $13 in 2004, respectively		–	70	(20)
Net income	$	4,078	6,272	1,756
Dividends on preferred stock		1,005	1,005	530
Net income available to common stockholders	$	3,073	5,267	1,226
Basic income per common share:				
Income from continuing operations	$	0.18	0.31	0.07
Income (loss) from discontinued operations		-	-	-
Net income	$	0.18	0.31	0.07
Diluted income per common share:				
Income from continuing operations	$	0.13	0.21	0.07
Income (loss) from discontinued operations		-	-	-
Net income	$	0.13	0.21	0.07
Weighted average common shares outstanding, basic		17,317	16,907	16,675
Weighted average common shares outstanding, diluted		31,012	29,793	18,122

The accompanying notes are an integral part of these consolidated financial statements.

COMFORCE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Deficit and Comprehensive Income

Fiscal years ended December 31, 2006, December 25, 2005 and December 26, 2004

(in thousands, except share amounts)

	Common stock		Preferred stock		Additional paid-in capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total stock-holders' deficit
	Shares	Amount	Shares	Amount				
Balance at December 28, 2003	16,659,397	$ 167	6,661	$ 4,817	$ 50,501	$ 76	$ (94,185)	$ (38,624)
Comprehensive income :								
Net income	-	-	-	-	-	-	1,756	1,756
Foreign currency translation adjustment	-	-	-	-	-	77	-	77
Total comprehensive income								1,833
Exercise of stock options	30,000	-	-	-	37	-	-	37
Issuance of common stock	99	-	-	-	1	-	-	1
Issuance of Series 2004A preferred stock	-	-	6,737	10,264	(3,527)	-	-	6,737
Beneficial conversion feature attributable to 8% Notes		-	-	-	181	-	-	181
Balance at December 26, 2004	16,689,496	167	13,398	15,081	47,193	153	(92,429)	(29,835)
Comprehensive income :								
Net income	-	-	-	-	-	-	6,272	6,272
Foreign currency translation adjustment	-	-	-	-	-	(6)	-	(6)
Total comprehensive income								6,266
Exercise of stock options	390,000	4	-	-	490	-	-	494
Issuance of common stock	36	-	-	-	-	-	-	-
Stock compensation expense	-	-	-	-	30	-	-	30
Beneficial conversion feature attibutable to 8% Notes	-	-	-	-	14	-	-	14
Balance at December 25, 2005	17,079,532	171	13,398	15,081	47,727	147	(86,157)	(23,031)
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax							(136)	(136)
Adjusted balance at December 26, 2005	17,079,532	171	13,398	15,081	47,727	147	(86,293)	(23,167)
Comprehensive income :								
Net income	-	-	-	-	-	-	4,078	4,078
Foreign currency translation adjustment, net of tax of $35	-	-	-	-	-	(92)	-	(92)
Total comprehensive income								3,986
Exercise of stock options	290,628	3	-	-	341	-	-	344
Issuance of common stock	391	-	-	-	-	-	-	-
Share-based payment compensation expense	-	-	-	-	98	-	-	98
Beneficial conversion feature attibutable to 8% Notes, net of tax of $36	-	-	-	-	24	-	-	24
Balance at December 31, 2006	17,370,551	$ 174	13,398	$ 15,081	$ 48,190	$ 55	$ (82,215)	$ (18,715)

COMFORCE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Fiscal years ended December 31, 2006, December 25, 2005 and December 26, 2004
(in thousands)

	December 31, 2006	December 25, 2005	December 26, 2004
Cash flows from operating activities:			
Net income	$ 4,078	6,272	1,756
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	3,055	3,659	4,168
Amortization of intangible assets	40	41	51
Amortization of deferred financing costs	386	525	747
Net (recoveries) provision of bad debts	(8)	(236)	38
Deferred income taxes	1,357	581	(221)
Interest expense paid by the issuance of convertible notes	115	106	605
Gain from sale of discontinued niche telecom operations	–	(101)	–
Loss (gain) on repurchase of Senior Notes	169	336	(1,999)
Loss on disposal of fixed assets	48	–	–
Equity-based consulting expense	–	30	–
Share-based payment compensation expense	98	–	–
Tax benefit from stock option exercises	(135)	152	–
Changes in assets and liabilities:			
Accounts, funding and service fees receivable	(7,961)	(26,542)	(12,607)
Prepaid expenses and other assets	1,007	(1,862)	570
Income taxes receivable	37	97	(51)
Accounts payable and accrued expenses	12,506	24,075	16,631
Net cash provided by operating activities	14,792	7,133	9,688
Cash flows from investing activities:			
Purchases of property and equipment	(3,219)	(2,626)	(1,911)
Cash proceeds from sale of niche telecom operations	–	225	2,473
Net cash (used in) provided by investing activities	(3,219)	(2,401)	562
Cash flows from financing activities:			
Net borrowings under line of credit agreements	7,283	6,559	13,478
Repurchases of Senior Notes	(23,461)	(18,258)	(15,811)
Debt financing costs	(368)	(76)	(27)
Tax benefit from stock option exercises	135	–	–
Proceeds from exercise of stock options	209	342	37
Net repayments under capital lease obligations	(6)	(115)	(292)
Net cash used in financing activities	(16,208)	(11,548)	(2,615)
Net (decrease) increase in cash and cash equivalents	(4,635)	(6,816)	7,635
Cash and cash equivalents, beginning of fiscal year	8,417	15,233	7,598
Cash and cash equivalents, end of fiscal year	$ 3,782	8,417	15,233

COMFORCE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Fiscal years ended December 31, 2006, December 25, 2005 and December 26, 2004
(in thousands)

		December 31, 2006	December 25, 2005	December 26, 2004
				(Continued)
Supplemental cash flow information:				
Cash paid during the fiscal year for:				
Interest	$	9,333	10,367	9,673
Income taxes		3,650	1,136	1,093
Supplemental schedule of significant non-cash investing and financing activities:				
Exchange of 8% Subordinated Convertible Notes and $11 of accrued interest for the issuance of 2004A Convertible Preferred Stock	$	–	–	6,737
Charge to capital as a result of the exchange of 8% Subordinated Convertible Notes		–	–	3,527
Capital lease obligations incurred for the purchase of new equipment		–	–	51

The accompanying notes are an integral part of these consolidated financial statements

(1) Basis of Presentation

COMFORCE Corporation ("COMFORCE") is a provider of outsourced staffing management services that enable Fortune 1000 companies and other large employers to consolidate, automate and manage staffing, compliance and oversight processes for their contingent workforces. The Company also provides specialty staffing, consulting and other outsourcing services to Fortune 1000 companies and other large employers for their healthcare support services, technical and engineering, information technology, telecommunications and other staffing needs.

COMFORCE Operating, Inc. ("COI"), a wholly-owned subsidiary of COMFORCE, was formed for the purpose of facilitating certain of the Company's financing transactions in November 1997. Unless the context otherwise requires, the term the "Company" refers to COMFORCE, COI and all of their direct and indirect subsidiaries, all of which are wholly-owned.

Effective January 1, 1996, the Company effected a quasi-reorganization through the application of $93,847,000 of its $95,993,000 additional paid-in capital account to eliminate its then accumulated deficit. The Company's Board of Directors decided to effect a quasi-reorganization because the Company achieved profitability following its entry into the technical staffing business and discontinuation of its unprofitable jewelry business.

(2) Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year consists of the 52 or 53 weeks ending on the last Sunday in December. The Company's most recently completed fiscal year ended on December 31, 2006. Fiscal year 2006 contained 53 weeks and fiscal years 2005 and 2004 each contained 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of COMFORCE, COI and their subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company provides supplemental staff to its customers under arrangements that typically require supervision by the customers' management for a period of time. In these arrangements, the Company is solely responsible for employees engaged to provide services to a customer. The Company is the sole employer of record, pays the employees' wages, pays unemployment taxes and workers compensation insurance premiums, provides health insurance and other benefits to eligible employees, and is responsible for paying all related taxes. The Company enters into service agreements with its customers, negotiates the terms of the services, including pricing, and bears the credit risk relative to customer payments. The Company bills its customers for these services with payment generally due upon receipt of the invoice. Revenue under these arrangements is recognized upon the performance of the service by the Company's employees. The associated payroll costs are recorded as cost of sales. There is no right of cancellation or refund provisions in these arrangements and the Company has no further obligations once the services are rendered by the employee.

The Company's contingent staffing management services enable customers to manage the selection, procurement and supervision of contingent staffing suppliers through its web-enabled proprietary and third party software, and include providing Company operating and support personnel to assist customers. The Company does not sell or license its software to customers, but rather utilizes it in connection with providing services. Consultant consolidation services, provided as a component of contingent staffing management services, comprise the management of invoicing for a customer's multiple services providers that results in the consolidation of invoices for all of a customer's individual staffing vendors. The Company recognizes revenue for the amount of its fees for these services, which are determined as a percentage of the gross billings to customers from the contingent staffing suppliers, as the services are performed. The Company invoices its customers for its fees together with the billings from the contingent staffing suppliers, which are reflected in accounts receivable as there is no right of offset with the liabilities for amounts due the contingent staffing suppliers. Amounts invoiced related to contingent staffing supplier billings are included in accrued expenses and are settled after our collection of the related receivables.

A portion of the Company's revenue is attributable to license agreements. Under the terms of such license agreements, the Company is fully responsible for the payment of the employees. The Company submits all invoices for services performed to the customers and they are required to remit their payments for services performed directly to the Company. The Company includes these revenues and related direct costs in its net sales of services and cost of services on a gross basis. The net distribution to the licensee is based on a percentage of gross profit generated. The net distributions to licensees included in selling, general and administrative expenses for the fiscal years ended December 31, 2006, December 25, 2005 and December 26, 2004 were approximately $2,519,000, $2,772,000 and $3,052,000, respectively.

The Company provides back office support to unaffiliated independently owned staffing companies. These arrangements typically require the Company to process the payrolls and invoicing for these unaffiliated staffing companies through the use of the Company's information technology system. In return, these unaffiliated staffing companies (the Company's customers) pay the Company a fixed percentage of the weekly billings it processed for them. Payment of the Company's fees is due upon the completion of the processing of weekly payrolls and invoicing. Revenue is recognized over the period as the Company performs these services for the amount of the fixed fee the Company receives as stipulated in the applicable contract. There is no right of cancellation or refund provisions in these arrangements and the Company has no further obligations once the services are rendered.

The Company also provides funding services to unaffiliated independently owned staffing companies. These arrangements typically require the Company to advance funds to these unaffiliated staffing companies (the Company's customers) in exchange for the receivables related to invoices remitted to their clients for services performed during the prior week. The advances are repaid through the remittance of payments of receivables by their clients directly to the Company. The Company withholds from these advances an administrative fee and other charges as well as the amount of receivables relating to prior advances that remain unpaid after a specified number of days. These administrative fees and other charges are recognized as revenue when earned. There is no right of cancellation or refund provisions in these arrangements and the Company has no further obligations once the services are rendered.

In accordance with Emerging Issues Task Force Issue No. 01-14, *Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred*, reimbursements received by the Company for out-of-pocket expenses are characterized as revenue.

Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity at the time of purchase of three months or less to be cash equivalents. Cash equivalents consist of overnight deposits and certificates of deposit.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided primarily on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the lease or of the improvement. Maintenance and repairs are charged to expense as incurred and improvements that extend the useful life of the related asset are capitalized. The Company capitalizes its internal costs related to the development of software for internal use under the provisions of SOP 98-1, which are amortized over the estimated life of the software of approximately three to five years.

If events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition in accordance with Financial Accounting Standards Board ("FASB") Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). If the sum of the expected undiscounted future cash flows is less than the carrying amount of the long-lived asset, an impairment loss is recognized for the difference between the fair value and carrying value of the asset.

Goodwill

The Company applies FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), to evaluate goodwill impairment at least annually by comparing each reporting unit's estimated fair value to its carrying amount. If the reporting unit's estimated fair value is in excess of its carrying amount, the test is complete and no impairment is recorded. However, if the reporting unit's estimated fair value is less than its carrying amount, additional procedures are performed to determine if any impairment of goodwill exists.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against deferred tax assets for which realization of the asset is not considered more-likely-than-not.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the significant estimates involved are the collectibility of receivables, the fair value of goodwill, the recoverability of long-lived assets and deferred tax assets, accrued workers compensation liabilities, the assessment of litigation and contingencies and the fair value of share-based payment compensation. Actual results could differ from those estimates.

Fair Values of Financial Instruments

Cash equivalents, accounts receivable, funding and service fees receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at book value which is believed to represent fair value due to the short-term maturity of these financial instruments. The carrying values of the Company's revolving line of credit obligations approximate its fair value since the interest rate fluctuates with market changes in interest rates.

The Company's fixed rate debt obligations are traded infrequently, and their fair value may fluctuate significantly due to changes in the demand for securities of their type, the overall level of interest rates, conditions in the high yield capital markets, and perceptions as to the Company's condition and prospects.

After giving consideration to similar debt issues, indicated bid levels, and other market information, the Company believes that the approximate fair values of its outstanding debt instruments at December 31, 2006 were: (i) $22.9 million for COI's 12% Senior Notes due 2010 in the outstanding principal amount of $22.9 million, and (ii) $2.1 million for COMFORCE's 8% Convertible Subordinated Note in the outstanding principal amount of $1.5 million.

Deferred Financing Costs

Deferred financing costs consist of costs associated with the issuance of the Company's long-term debt. Such costs are amortized over the life of the related debt, which ranges from 3 to 13 years, and unamortized costs are fully expensed upon discharge of indebtedness. The Company wrote-off deferred financing costs of $128,000 in fiscal 2006, $178,000 in fiscal 2005 and $280,000 in fiscal 2004 relating to the early extinguishment of debt (see note 8) which are included in (loss) gain on debt extinguishment in the consolidated statements of operations. In addition, $186,000 of deferred financing costs were written off in 2004 related to the exchange of debt for preferred stock.

Income Per Share

Basic income per common share is computed by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted income per share is computed assuming the exercise of stock options and warrants with exercise prices less than the average market value of the common stock during the period, and the conversion of convertible debt and preferred stock into common stock, if dilutive.

Foreign Currency

Assets and liabilities of the foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the fiscal year. The translation adjustments are accumulated in a separate component of stockholders' deficit and transaction gains and losses are recognized in the consolidated statement of operations when realized.

Accrued Workers Compensation Liability

The Company is generally self-insured with respect to workers compensation claims, but maintains excess workers compensation coverage to limit exposure for amounts over $4.5 million. The Company records its estimate of the ultimate cost of, and liabilities for, workers compensation obligations based on actuarial computations using the Company's loss history as well as industry statistics. In determining its liabilities, the Company includes amounts for estimated claims incurred but not reported.

The ultimate cost of workers compensation will depend on actual costs incurred to settle the claims and may differ from the liabilities established by the Company for those claims. Accruals for workers compensation claims are included in accrued expenses in the consolidated balance sheets.

Stock Compensation Plans

Effective December 26, 2005, the Company adopted the provisions of the FASB Statement of Financial Accounting Standards 123(R), *Share-Based Payments* ("SFAS No. 123(R)"), which establishes the accounting for employee share-based awards. Under the provisions of SFAS No. 123(R), share-based payments are measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). The Company adopted SFAS No. 123(R) using the modified-prospective method and, accordingly, prior period results have not been restated to reflect the fair value method of recognizing compensation expense relating to stock options. All new awards are subject to the provisions of SFAS 123(R). Since all outstanding option awards were fully vested on the date of adoption, no compensation expense was recorded for outstanding awards. For the year ended December 31, 2006, $98,000 of compensation expense has been recorded within selling, general and administrative expense and the Company has recorded an income tax benefit of $38,000 in the accompanying consolidated statements of operations for options granted during fiscal 2006, which options immediately vested.

For periods prior to December 26, 2005, the Company recorded compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.* Since the exercise price for such options equaled or exceeded the market value of the Company's stock at the date of grant, the stock options had no intrinsic value upon grant and no expense was recorded in the Company's consolidated statements of operations.

Had the compensation cost of the Company's employee share-based payments for fiscal years 2005 and 2004 been based upon the fair value method determined in accordance with SFAS No. 123, the Company's pro forma net income and net income per share would have been (in thousands, except per share amounts):

	Year Ended	
	December 25, 2005	December 26, 2004
Net income available to common stockholders as reported	$ 5,267	$ 1,226
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	504	26
Pro forma income available to common stockholders	$ 4,763	$ 1,200
Income per share:		
As reported:		
Basic	$ 0.31	$ 0.07
Diluted	0.21	0.07
Pro forma:		
Basic	0.28	0.07
Diluted	0.20	0.07

Under the modified-prospective method, SFAS No. 123(R) applies to all new awards and to awards outstanding on the effective date that are subsequently modified or cancelled since all outstanding awards on the date of adoption were fully vested. The Company recognizes compensation expense for the fair value of all awards on a straight-line basis over the total requisite service period. Cumulative compensation expense recognized at any date will at least equal the grant date fair value of the vested portion of the award at that time.

The Company estimates the fair value of share-based payments using the Black-Scholes option pricing model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the employees who receive equity awards.

The per share weighted average fair value of stock options granted were $1.40 during the year ended December 31, 2006, $1.30 during the year ended December 25, 2005 and $0.83 during the year ended December 26, 2004. In addition to the exercise and grant date prices of the awards, certain weighted average assumptions that were used to estimate the fair value of stock option grants in the 12 month periods are listed in the table below:

	Year ended		
	December 31, 2006	December 25, 2005	December 26, 2004
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	55.0%	38.1%	35.3%
Risk-free interest rate	5.0%	3.8%	4.0%
Expected term (years)	5	5	5

The Company estimates expected volatility based primarily on historical daily price changes of the Company's stock and other known or expected trends. The risk-free interest rate is based on the United States ("U.S.") treasury yield curve in effect at the time of grant. The expected option term is the number of years that the Company estimates that options will be outstanding prior to exercise. The expected term of the awards issued after December 26, 2005 was determined using the "simplified method" prescribed in SEC Staff Accounting Bulletin ("SAB") No. 107.

The income tax benefit realized relating to the exercise of stock option awards was $212,000 for the year ended December 31, 2006, of which $135,000 is classified as a financing cash inflow in the Company's consolidated statement of cash flows. Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits related to share-based payments as operating cash inflows. The income tax benefit realized relating to the exercise of stock option awards was $231,000 for the year ended December 25, 2005 and $1,000 for the year ended December 26, 2004.

Impact of Recently Issued Accounting Standards

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current year Financial Statements* ("SAB 108"). SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires an entity to quantify misstatements using a balance sheet and income-statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The Company has changed its method of quantifying errors in accordance with SAB 108 and recorded a reduction to retained earnings of $136,000. See note 5 for further discussion.

In July 2006, the FASB issued Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"). FIN No. 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN No. 48 may be recognized, or continue to be recognized, upon adoption of FIN No. 48. The cumulative effect of applying the provisions of FIN No. 48 shall be reported as an adjustment to the opening balance of retained earnings for the year of adoption. FIN No. 48 is effective for the Company beginning in fiscal year 2007. The Company is in the process of assessing the effect FIN No. 48 may have on its consolidated financial statements.

In June 2006, the Emerging Issues Task Force issued EITF 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)* ("EITF 06-3") to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The Task Force concluded that, for taxes within the scope of this issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006. The Company is currently assessing the impact, if any, that the adoption of EITF 06-3 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits companies to elect, at specified election dates, to measure eligible financial instruments and certain other items at fair value. A company must report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that the adoption of SFAS 159 will have on its consolidated financial statements.

(3) Property and Equipment

Property and equipment as of December 31, 2006 and December 25, 2005, consisted of (in thousands):

	Estimated useful lives in years	2006	2005
Computer equipment and related software	3-7	$ 22,105	21,105
Furniture and fixtures	3-10	2,415	3,009
Leasehold improvements	3-7	607	654
		25,127	24,768
Less accumulated depreciation and amortization		(19,751)	(19,508)
		$ 5,376	5,260

Depreciation and amortization expense related to property and equipment was $3,055,000, $3,659,000 and $4,168,000 for the fiscal years ended December 31, 2006, December 25, 2005 and December 26, 2004, respectively.

(4) Goodwill

The changes in the carrying amount of goodwill for each of the three fiscal years ended December 31, 2006 is as follows (in thousands):

	Staff Augmentation	Human Capital Management	Total
Balance at December 28, 2003	$ 23,042	$ 9,200	$ 32,242
Goodwill associated with the niche telecom operations sold in 2004	(169)	--	(169)
Balance as of December 26, 2004, December 25, 2005 and December 31, 2006	$ 22,873	$ 9,200	$ 32,073

(5) Staff Accounting Bulletin No. 108

As discussed under "--Impact of Recently Issued Accounting Standards" in note 2, in September 2006, the SEC released SAB 108. The transition provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of previously immaterial adjustments relating to prior years. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such corrections on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

Upon adoption of SAB 108, the Company corrected its consolidated financial statements to: (i) reduce the allowance for doubtful accounts receivable for $278,000 and reduce accrued expenses for $73,000 for excess amounts established prior to December 26, 2005, and (ii) increase accrued expenses for $574,000 related to previously unrecorded obligations for rent escalations. These adjustments were not considered material to any prior period when evaluated using the roll-over method. As these adjustments were considered to be material under the dual method as of December 25, 2005, the Company recorded this cumulative effect adjustment as a decrease to retained earnings as of December 26, 2005 of $136,000, net of tax of $87,000.

(6) Accrued Expenses

Accrued expenses as of December 31, 2006 and December 25, 2005, consisted of (in thousands):

	2006	2005
Payroll, payroll taxes and sub-vendor payables	$ 88,966	72,425
Vacation/retirement plan	2,948	2,869
Income taxes payable	2,525	3,968
Commissions	1,678	1,499
Interest	558	934
Other	4,093	5,612
	$ 100,768	87,307

The increase in payroll, payroll taxes and sub-vendor payables is primarily attributable to the increase in the Company's contingent staffing management services. See note 2.

(7) Income Taxes

Income tax provision (benefit) for the years ended as of December 31, 2006, December 25, 2005, and December 26, 2004 was allocated as follows (in thousands):

	2006	2005	2004
Income from continuing operations	$ 3,373	(1,455)	2,058
Discontinued operations	--	(19)	(13)
	$ 3,373	(1,474)	2,045

The provision for (recovery of) income taxes as of December 31, 2006, December 25, 2005, and December 26, 2004, consisted of (in thousands):

	2006	2005	2004
Current:			
Federal	$ 1,734	(1,870)	1,774
Foreign	117	24	--
State	165	(190)	505
Total current	2,016	(2,036)	2,279
Deferred:			
Federal	1,059	496	(309)
State	298	85	88
Total deferred	1,357	581	(221)
Total tax provision (benefit)	$ 3,373	(1,455)	2,058

Total income tax provision (benefit) relating to continuing operations differed from income taxes at the statutory federal income tax rate of 34% as a result of the following items (in thousands):

	2006	2005	2004
Income taxes at statutory federal tax rate of 34.0%	$ 2,533	1,614	1,303
State and local taxes, net of federal tax	221	519	436
Change in deferred tax rates and estimates used	54	203	(44)
Foreign tax rates	6	--	--
Tax contingency matters	247	(4,317)	--
Other non-deductible expenses	312	526	363

Income tax provision (benefit)	$ 3,373	(1,455)	2,058

The components of deferred tax assets and liabilities at December 31, 2006 and December 25, 2005 (in thousands) are as follows:

	2006	2005
Deferred tax assets:		
Receivable allowances	$ 107	275
Excess book amortization expense	1,130	1,906
Accrued liabilities and other	2,304	2,177
Tax benefit of capital loss carryforward	1,134	1,134
Tax benefit of state NOL carryforwards, net of federal effect	606	581
	5,281	6,073
Less valuation allowance	(1,483)	(1,423)
Total deferred tax assets	$ 3,798	4,650
Deferred tax liabilities:		
Prepaids	$ 795	437
Excess tax depreciation	1,032	1,004
Other	208	105
Total deferred tax liabilities	2,035	1,546
Net deferred tax asset	$ 1,763	3,104

At December 31, 2006, the Company had available $918,000 of state tax benefits from state net operating losses which are required under various state laws to be carried forward to future years. These tax benefits are available to offset future state income tax and expire in the tax years 2007 through 2025. The Company has established a valuation allowance of $262,000 against the state tax net operating loss deferred tax asset for those states where management has determined it is unlikely that any of the benefits will be realized during the carryforward period. The estimated future taxable income needed to fully utilize the remaining state net operating loss deferred tax asset approximates $8.7 million.

As of December 31, 2006, the Company had available approximately $1.1 million of federal and state tax benefits from a capital loss carryforward generated when the Company sold a portion of its Telecom division in the first quarter of 2004. This capital loss, the benefit of which only can be used to the extent of future capital gain income, has been carried forward as required under federal and state laws to future years and will expire on December 31, 2009. The related deferred tax asset has been reserved due to the uncertainty of future capital gain income.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is provided when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, the ability to carryback future losses to recover income taxes paid and tax planning strategies that could be implemented. Due to the fact that the Company has entered into litigation with the buyer for nonpayment of its note payable to the Company as partial consideration for the sale of its niche telecom operations and the collectibility of any additional interest payments is uncertain, the Company established a full valuation allowance against these related deferred assets of $87,000.

Based on the Company's ability to carryback reversals of deferred tax assets in future periods, to obtain a refund of taxes paid in current and prior years, along with the Company's history of, and projections for future taxable income, management believes that it is more-likely-than-not that the Company will realize the benefit of the net deferred tax assets existing at December 31, 2006. There can be no assurance, however, that the Company will generate any earnings or any specific level of continuing earnings in the future.

(8) Debt

Long-term debt at December 31, 2006 and December 25, 2005, consisted of (in thousands):

	2006	2005
12% Senior Notes, due December 1, 2010	$ 22,890	46,310
8% Subordinated Convertible Note, due December 2, 2009	1,520	1,405
Revolving line of credit, due July 24, 2010, with interest payable at prime plus 0.5% and/or LIBOR plus 1.75% with a weighted average rate of 7.25% at December 31, 2006, and 6.24% at December 25, 2005	65,360	58,077
Total long-term debt	$ 89,770	105,792

Contractual maturities of long-term debt are as follows (in thousands):

2009	$ 1,520
2010	88,250
Total	$ 89,770

***Senior Notes*:** In November 1997, COI issued $110 million original principal amount of its 12% Senior Notes due December 1, 2007, subsequently extended until December 1, 2010 (the "Senior Notes"), principally to fund its acquisition of Uniforce Services, Inc. The Senior Notes provide for semi-annual payments of interest at the rate of 12% per annum.

The Senior Notes are governed by an indenture (the "Indenture") under which Wilmington Trust Company serves as the trustee. The Indenture contains a number of significant restrictions and covenants (with which COI believes it was in compliance at December 31, 2006) that require COI to ensure among other things that:

- COI does not grant a security interest in its assets or incur indebtedness, except indebtedness incurred in accordance with the Indenture, which permits indebtedness subordinated to and due later than the Senior Notes and that meets other conditions in the Indenture, indebtedness on a parity with the Senior Notes meeting specified conditions in the Indenture, renewals or replacements of any bank credit facility, capital lease obligations, securitization transactions, indebtedness within specified dollar limitations and other exceptions;

- COI does not sell or dispose of its assets except in accordance with the covenants and conditions in the Indenture, or issue shares of its capital stock except in accordance with the covenants and conditions in the Indenture;

- the net proceeds from any permitted sale of COI's capital stock or its assets are applied to repay any bank credit facility, or, if not required by the lender or such net proceeds are not reinvested in other assets, to redeem Senior Notes or be applied for other specified proper purposes;

- COI does not enter into transactions with affiliates other than in accordance with the Indenture; and

- COI does not invest in other businesses or engage in other business activities unless permitted under the Indenture.

In 2004, the Company repurchased an aggregate of $18.1 million principal amount of its Senior Notes for $15.8 million, principally utilizing available funds under the PNC Credit Facility. The Senior Notes were purchased from unrelated parties. As a result of these repurchases, the Company recognized a gain on debt extinguishment of $2.0 million in 2004, net of $280,000 of deferred financing costs.

In 2005, the Company repurchased an aggregate of $18.1 million principal amount of its Senior Notes for $18.3 million, principally utilizing available funds under the PNC Credit Facility. The Senior Notes were purchased from unrelated parties. As a result of these repurchases, the Company recognized an aggregate loss on debt extinguishment of $336,000 in fiscal 2005, net of $178,000 of deferred financing costs.

In May 2006, COI repurchased $2.0 million principal amount of its Senior Notes from an unrelated party, principally utilizing available funds under the PNC Credit Facility. As a result of this repurchase, COI recognized a loss on debt extinguishment of $18,000 in the second quarter of 2006, including the write-off of $13,000 of deferred financing costs.

In June and July 2006, COI solicited the consents of the holders of its Senior Notes to (i) permit consents and waivers granted under the Indenture to be irrevocable for up to 60 days, and (ii) extend the maturity date of the Senior Notes from December 1, 2007 to December 1, 2010 with call protections, as described below. Under the terms of the Indenture, the first proposal required the approval of the holders of a majority in principal amount of the Senior Notes and the second proposal required approval of all of the holders. The requisite consents to adopt the first proposal were obtained by June 30, 2006, at which time COI and Wilmington Trust Company, as trustee, entered into the Third Supplemental Indenture to provide for the irrevocability of consents and waivers.

The holders of $22.9 million aggregate principal amount of Senior Notes consented to the second proposal to extend the maturity of the Senior Notes. The holders of $21.4 million aggregate principal amount of Senior Notes declined to consent to this proposal. At the request of COI, on July 17, 2006, Wilmington Trust Company, as trustee, sent a notice of redemption to the non-consenting holders and, in accordance with the notice, on August 16, 2006, COI redeemed all $21.4 million of Senior Notes held by the non-consenting holders at par, plus interest accrued from the last interest payment date of June 1, 2006 to the date of redemption.

As a result of this redemption, COI recognized a loss on debt extinguishment of $151,000 in the third quarter of 2006, including the write-off of $115,000 of deferred financial costs. COI utilized loan proceeds under its revolving credit facility to pay the redemption price (see "Revolving Credit Facility" in this note 8, below). Upon completion of this redemption, COI held irrevocable consents to the second proposal from the holders of 100% of the aggregate principal amount of Senior Notes then outstanding. Accordingly, on August 17, 2006, COI and Wilmington Trust Company, as trustee, entered into a Fourth Supplemental Indenture. The Fourth Supplemental Indenture amended the Indenture and Senior Notes by:

- extending the maturity date of the Senior Notes from December 1, 2007 to December 1, 2010; and
- providing call protection to holders of the Senior Notes under which COI will have the option to redeem the Senior Notes upon payment of a redemption price as follows:

*Redemption price**	*If redemption at COI's election occurs:*
103%	from August 16, 2006 through November 30, 2007
102%	from December 1, 2007 through November 30, 2008
101%	from December 1, 2008 through

	November 30, 2009
100%	on December 1, 2009 or thereafter

* As a percentage of the principal outstanding at the redemption date, plus accrued interest to the redemption date.

Convertible Note: The Company's 8.0% Subordinated Convertible Notes due December 2, 2009 (the "Convertible Note") are convertible into common stock at $1.70 per share.

In December 2004, the Company issued 6,737 shares of its Series 2004A Convertible Preferred Stock in exchange for $6.7 million of its Convertible Note, plus accrued interest of $10,463, in a transaction with the Fanning CPD Assets, LP (the "Fanning Partnership"), a related party, as described below. This exchange eliminated $6.7 million of long-term debt while maintaining, under the terms of the 2004A Series Preferred Stock, the same common stock conversion rights as existed for the Convertible Note. As part of the transaction, the Convertible Note was restated at the principal amount of $1.3 million, and the terms were modified to permit the Company to pay interest in cash or kind, at its election, for the balance of the term of the Convertible Note.

Under the terms of the Convertible Note prior to this amendment, interest was to be payable only in cash beginning with the interest payment due on June 1, 2005. This amendment extended, for the balance of the term, the provision allowing the Company to pay interest either in cash or in kind, and as a result the debt service costs associated with the Convertible Note have been satisfied through additions to principal through December 1, 2006 (the most recent semi-annual interest payment date). Additional principal is convertible into common stock on the same basis as other amounts outstanding under the Convertible Note, which provides for conversion into common stock at the rate of $1.70 per share. As a result of its election to pay interest in kind under the Convertible Note, the Company recognized beneficial conversion features of $60,000 during 2006 which resulted in an increase in deferred financing costs and paid-in capital. The Convertible Note may be prepaid in whole or in part, provided that the market value of the Company's common stock exceeds $2.13 for a specified period of time. The holder has 10 days to convert the Convertible Notes following notice of prepayment.

The Fanning Partnership is a limited partnership in which John C. Fanning, the Company's chairman and chief executive officer, holds the principal economic interest. Rosemary Maniscalco, a director and vice chairman of the Company, is the general partner of the Fanning Partnership, but holds no pecuniary interest therein. The Company obtained the opinion of an independent investment banking firm that the terms of the exchange transaction with the Fanning Partnership were fair to the Company from a financial point of view, and the Company's independent directors approved the terms of the transaction.

Revolving Line of Credit: At December 31, 2006, COMFORCE, COI and various of their operating subsidiaries, as co-borrowers and guarantors, were parties to a $110.0 million Revolving Credit and Security Agreement (the "PNC Credit Facility") with PNC Bank, National Association, as a lender and administrative agent ("PNC"), and other financial institutions participating as lenders to provide for a revolving line of credit with available borrowings based, generally, on 87.0% of the Company's accounts receivable aged 90 days or less, subject to specified limitations and exceptions.

Effective as of July 12, 2006, the Company entered into an amendment to the PNC Credit Facility to, among other things:

- increase the maximum availability under the facility from $85.0 million to $110.0 million, with borrowings based, generally, on 87.0% (as compared to 85.0% prior to the amendment) of the Company's accounts receivable aged 90 days or less, subject to specified limitations and exceptions;

- lower the per annum interest rate calculated in reference to LIBOR to 1.50% in excess of LIBOR if the Company's fixed charge coverage ratio is greater than 1.75:1.00;
- extend the maturity of the PNC Credit Facility until July 24, 2010; and
- permit up to $25.0 million of loan proceeds to be used, and were used to pay the redemption price of the Senior Notes (as described above in this note 8 under "Senior Notes"), subject to a reduction of the maximum funds available under the PNC Credit Facility to effect redemptions in 2007.

As amended, borrowings under the PNC Credit Facility bear interest, at the Company's option, at a per annum rate equal to either (i) the greater of the federal funds rate plus 0.5% or the base commercial lending rate of PNC as announced from time to time, or (ii) LIBOR plus a specified margin, determined as follows:

*Fixed charge coverage ratio**	*Margin (%)*
greater than 1.75:1.00	1.50
greater than 1.50:1.00	1.75
greater than 1.30:1.00 to 1.50:1.00	2.00
greater than 1.05:1.00 to 1.30:1.00	2.25
equal to or less than 1.05:1.00	2.50

*as defined in the PNC Credit Facility loan documents

The PNC Credit Facility also provides for a commitment fee of 0.25% of the unused portion of the facility. The obligations under the PNC Credit Facility are collateralized by a pledge of the capital stock of certain key operating subsidiaries of the Company and by security interests in substantially all of the assets of the Company. The PNC Credit Facility contains various financial and other covenants and conditions, including, but not limited to, a prohibition on paying cash dividends and limitations on engaging in affiliate transactions, making acquisitions and incurring additional indebtedness.

The PNC Credit Facility generally permits the Company to use up to $15.0 million in loan proceeds annually to repurchase its Senior Notes so long as the remaining availability under the facility, as defined in the agreement, is at least $7.5 million for the specified measurement period. To enable the Company to effect the redemption of its Senior Notes in 2006 (as described above in this note 8 under "Senior Notes"), PNC permitted the Company to use (and it did use) $25.0 million of loan proceeds to pay the redemption price of the Senior Notes, subject to a reduction of the maximum funds available to repurchase or redeem Senior Notes in 2007. The PNC Credit Facility permits the Company to carryover from any prior calendar year any unused portion of this amount, so long as the other criteria for borrowing are then satisfied.

At December 31, 2006, the Company had remaining availability, as defined in the agreement, under the PNC Credit Facility of $20.4 million. As of December 31, 2006, the Company had outstanding $5.1 million of standby letters of credit under this facility. The Company was in compliance with all financial covenants under the PNC Credit Facility at December 31, 2006.

(9) Income Per Share

Basic income per common share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted income per share is computed assuming the exercise of stock options and warrants with exercise prices less than the average market value of the common stock during the period and the conversion of convertible debt and preferred stock into common stock to the extent such conversion assumption is dilutive. The following represents a reconciliation of the numerators and denominators for the basic and diluted income per share computations (in thousands):

	2006	2005	2004
Basic income per common share:			
Income from continuing operations	$ 4,078	6,202	1,776
Dividends on preferred stock:			
Series 2003A	461	461	461
Series 2003B	38	38	38
Series 2004A	506	506	31
	1,005	1,005	530
Income available to common stockholders from continuing operations	$ 3,073	5,197	1,246
Weighted average common shares outstanding	17,317	16,907	16,675
Basic income per common share from continuing operations	$ 0.18	0.31	0.07
Diluted income per common share:			
Income available to common stockholders from continuing operations	$ 3,073	5,197	1,246
Dividends on preferred stock:			
Series 2003A	461	461	--
Series 2003B	38	38	38
Series 2004A	506	506	--
	1,005	1,005	38
After tax equivalent of interest expense on 8% Subordinated Convertible Notes	70	65	--
Income for purposes of computing diluted income per common share from continuing operations	$ 4,148	6,267	1,284
Weighted average common shares outstanding	17,317	16,907	16,675
Dilutive stock options	363	424	479
Assumed conversion of 8% Subordinated Convertible Notes	832	769	--
Assumed conversion of Preferred Stock:			
Series 2003A	7,111	6,672	--
Series 2003B	1,111	1,039	968
Series 2004A	4,278	3,982	--
Weighted average common shares outstanding for purposes of computing diluted income per share	31,012	29,793	18,122
Diluted income per common share from continuing operations	$ 0.13	0.21	0.07

The following shares of common stock were excluded from the above calculations as their effect would have been anti-dilutive:

- As of December 26, 2004: 764,000 shares issuable upon conversion of the Convertible Note; 6,672,000 shares issuable upon conversion of the Series 2003A Preferred Stock; and 3,981,000 shares issuable upon conversion of the Series 2004A Preferred Stock.

In addition, options and warrants to purchase 1,295,000, 1,755,000 and 2,697,000 shares of common stock were outstanding as of the end of the fiscal years 2006, 2005 and 2004, respectively, but were not included in the computation of diluted income per share because their effect would be anti-dilutive.

(10) Preferred Stock

The Company's certificate of incorporation authorizes the Company to issue up to 10,000,000 shares, par value $.01 per share, of preferred stock in such series and having such rights and preferences as determined by the Company's board of directors. The board has created three series of preferred stock, Series 2003A with 6,500 authorized shares, Series 2003B with 3,500 authorized shares and Series 2004A with 15,000 authorized shares.

In December 2004, the Company issued 6,737 shares of its Series 2004A Preferred Stock having a face amount of $6,737,000 and a fair value of $10,264,000 in exchange for $6,736,848 in principal and accrued interest of the Convertible Note in a transaction with the Fanning Partnership. The Company obtained the opinion of an independent investment banking firm that the terms of the exchange transaction with the Fanning Partnership were fair to the Company from a financial point of view, and the Company's independent directors approved the terms of the transaction. As a result of this transaction, the Company recorded a charge to additional paid-in capital of $3.5 million, in lieu of recognizing a loss on the extinguishment of debt, for the excess of the fair value of the preferred stock issued over the carrying value of the Convertible Note retired, as the exchange was considered a capital transaction with a major stockholder of the Company. The conversion price of $1.70 per share for the Series 2004A Preferred Stock, as discussed below, is the same common stock conversion rights as existed for the Convertible Note.

The rights and preferences of the Series 2004A Preferred Stock are substantially identical to those of the Company's Series 2003A and 2003B Convertible Preferred Stock, except that the conversion price is $1.05 per share for the Series 2003A Preferred Stock, $0.54 per share for the Series 2003B Preferred Stock, and $1.70 per share for the Series 2004A Preferred Stock. The conversion price is the price at which a holder of shares of Series 2004A, Series 2003A or Series 2003B Preferred Stock may convert such instruments into common stock (or, in certain circumstances, into a participating preferred stock which in turn will be convertible into common stock at the same effective rate). The Company is permitted to require conversion of the Preferred Stock if the average market price of its common stock for any six month period is at least $3.25 per share for the Series 2003A and 2003B Preferred Stock or $4.50 per share for the Series 2004A Preferred Stock, but only if the shares of Series Preferred Stock can be converted into freely tradable common stock.

Each share of Series 2003A, 2003B and 2004A Preferred Stock (collectively, the "Series Preferred Stock") has a face amount of $1,000, has no voting rights and bears annual cumulative dividends of $75 per share (7.5% per annum). Upon liquidation, the holders of the Series Preferred Stock will be entitled to a liquidation preference of $1,000 per share plus the amount of cumulated, unpaid dividends before any distributions shall be made to the holders of common stock or any other junior series or class of stock of the Company. Unless the holders of two-thirds of the shares of the Series Preferred Stock outstanding shall have otherwise consented, no series or class of preferred stock having rights or preferences that are not junior to the Series Preferred Stock shall be issued by the Company. The holders of the Series Preferred Stock have no redemption rights.

The Company can only pay dividends on the Series Preferred Stock if (i) dividends can legally be paid in accordance with Delaware law, (ii) the Company's board of directors, in its discretion upon the exercise of its fiduciary duties, declares that a dividend be paid, (iii) payment of the dividend is permitted under the terms of the PNC Credit Facility, and (iv) the Company's wholly-owned operating subsidiary, COI, has sufficient funds to upstream in accordance with the restricted payments tests under the indenture governing the Senior Notes. At December 31, 2006, there were cumulative, unpaid and undeclared dividends on the Series 2003A, 2003B and 2004A Preferred Stock of $1.8 million, $125,000 and $1.0 million, respectively.

In the event that the conversion of Series Preferred Stock into common stock of COMFORCE would result in either (i) the occurrence of a "change of control" as defined in the indenture governing the Senior Notes, or (ii) require stockholder approval in accordance with the rules and regulations of the Securities and Exchange Commission or the American Stock Exchange (or any other exchange or quotation system on which the Company's shares are then listed), then the Series Preferred Stock held by such holder shall not be convertible into common stock, but rather shall be convertible into shares of non-voting participating preferred stock having a liquidation preference of $0.01 per share (but no other preferences) to be created by the Company. The participating preferred stock will in turn be convertible into the Company's common stock (on the same basis as if the conversion to common stock from Series Preferred Stock had occurred directly) if the conversion will not result in a "change of control" as defined in the indenture governing the Senior Notes or require stockholder approval in accordance with the rules and regulations of the Securities and Exchange Commission or the American Stock Exchange (or any other exchange or quotation system on which the Company's shares are then listed).

(11) Stock Options and Warrants

In 1993, the Company adopted, with stockholder approval, a Long-Term Stock Investment Plan (the "1993 Plan") which, as amended, authorized the grant of options to purchase up to 5,000,000 shares of the Company's common stock to executives, key employees and agents of the Company and its subsidiaries. All executive officers and other officers, directors and employees, as well as independent agents and consultants, of the Company and its subsidiaries were eligible to participate in the 1993 Plan and to receive option grants made before December 31, 2002. Effective as of December 31, 2002, no additional options were issuable under the 1993 Plan.

In 2002, the Company adopted with stockholder approval the 2002 Stock Option Plan (the "2002 Plan"), which originally authorized the grant of options to purchase up to 1,000,000 shares of the Company's common stock to executives, key employees and agents of the Company and its subsidiaries. In 2006, the stockholders approved an amendment to the 2002 Plan to permit the issuance of an additional 1,000,000 shares under the plan. All executive officers and other officers, directors and employees, as well as independent agents and consultants, of the Company and its subsidiaries are eligible to participate in the 2002 Plan and to receive option grants.

The following table summarizes stock option activity during the year ended December 31, 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 25, 2005	3,178,378	$ 3.40		
Granted	70,000	2.66		
Forfeitures	(42,300)	2.43		
Expired	(527,250)	7.05		
Exercised	(290,628)	0.72		$ 539,906
Outstanding and exercisable at December 31, 2006	2,388,200	$ 2.91	5.13	$ 813,120

The total cash received from stock option exercises for the years ended December 31, 2006, December 25, 2005 and December 26, 2004 was $209,000, $342,000 and $37,000, respectively. The Company expects to settle future employee stock option exercises with the issuance of new shares.

Warrants:

At December 31, 2006, December 25, 2005 and December 26, 2004, the Company had outstanding warrants to purchase a total of 169,000 shares of common stock at a price of $7.55 per share. These warrants are fully vested and expire in 2009.

(12) Litigation and Contingencies

In November 2003, the Company received a general notice letter from the United States Environmental Protection Agency (the "U.S. EPA") that it is a potentially responsible party at Chicago's Lake Calumet Cluster Site, which for decades beginning in the late 19th/early 20th centuries had served as a waste disposal site. In December 2004, the U.S. EPA sent the Company and numerous other companies special notice letters requiring the recipients to make an offer by a date certain to perform a remedial investigation and feasibility study (RI/FS) to select a remedy to clean up the site. The Company's predecessor, Apeco Corporation ("Apeco"), a manufacturer of photocopiers, allegedly sent waste material to this site. The State of Illinois and the U.S. EPA have proposed that the site be designated as a Superfund site. The Company is one of over 400 potentially responsible parties (many of which may no longer be in operation or viable) to which notices were sent, and the Company has joined a working group of more than 100 members representing over 120 potentially responsible parties for the purpose of responding to the United States and Illinois environmental protection agencies.

Until the United States and Illinois environmental protection and other agencies agree upon remedies, accurate estimates of clean-up costs cannot be made and site studies cannot be completed. Consequently, no assessment can be made as to any potential liability to the Company. Furthermore, the Company is initiating inquiries of the insurance carriers for Apeco to determine if it has coverage under old insurance policies. Although another company had agreed to indemnify the Company against environmental liabilities, this indemnitor is currently in bankruptcy and the Company does not expect to pursue its indemnity claims since obtaining any recovery against this indemnitor appears to be unlikely.

In July 2005, the Company's subsidiary, COMFORCE Technical Services, Inc. ("CTS") was served with an amended complaint in the suit titled *Reyes V. East Bay Municipal Utility District, et al,* filed in the Superior Court of California, Alameda County, in connection with a gas pipeline explosion in November 2004 that killed five workers and injured four others. As part of a construction project to lay a water transmission line, a backhoe operator employed by a construction contractor unaffiliated with CTS allegedly struck and breached a gas pipeline and an explosion occurred when leaking gas ignited. The complaint names various persons involved in the construction project as defendants, including CTS. The complaint alleges, among other things, that CTS was negligent in failing to properly mark the location of the pipeline. The complaint did not specify specific monetary damages.

CTS was subsequently named as defendant in 15 other lawsuits concerning this accident in the Superior Court of California which have been consolidated with the *Reyes* case in a single coordinated action styled as the *Gas Pipeline Explosion Cases* in the Superior Court of California, Contra Costa County. Two co-defendants brought cross-claims against CTS. In addition, a company that provided insurance coverage to a private home and property damaged by the explosion brought a subrogation action against CTS. CTS denies any culpability for this accident. Following an investigation of the accident, Cal-OSHA issued citations to four unrelated contractors on the project, but declined to issue any citations against CTS.

Although Cal-OSHA did not issue a citation against CTS, it will not be determinative in the pending civil cases.

CTS requested that its insurance carriers defend it in these actions, and the carrier under the primary policy appointed counsel and has defended CTS in these actions. As of March 28, 2007, CTS has settled with 15 of the 19 plaintiffs, in each case within the limits of its primary policy, except as described below. With the most recent settlements, the limits under the primary policy are expected to be reached. The umbrella insurance carrier for CTS had previously denied the claims of CTS for coverage, claiming that the matter was within the policy exclusions. This carrier also initiated a declaratory action in Contra Costa County, California in which it asked the court to determine whether the claims against CTS were within the policy exclusions. In March 2007, CTS and this carrier reached a tentative settlement under which the carrier agreed to dismiss CTS from the declaratory action and defend and insure CTS in the remaining cases when the primary coverage limits have been reached, subject to an agreed upon contribution by CTS and the carrier's reservation of rights to seek recovery against CTS for the claims of Mountain Cascade, Inc., a co-defendant not related to CTS that served as a contractor for East Bay Municipal Utility District. Management of CTS (and the Company) believes that any losses in respect of Mountain Cascade should be covered under the umbrella policy. However, the carrier has declined to release its reservation of rights as to this unresolved Mountain Cascade claim, and the amount that CTS will be required to contribute to any settlement of or judgment on the remaining plaintiffs' cases is not determinable. Accordingly, management of CTS (and the Company) cannot estimate the amount of losses that CTS may ultimately incur in connection with these cases, other than to estimate that any losses will be less than $2.0 million. No assurance can be given that the costs to CTS to resolve all remaining claims will be within management's estimates.

As described in note 19, the Company initiated a lawsuit against the purchaser of the Company's niche telecom operations, and the parties are participating in a court-ordered mediation process. The Company is also a party to routine contract and employment-related litigation matters and routine audits of state and local tax returns arising in the ordinary course of its business. Except as described above, there are no other pending matters, individually or in the aggregate, if adversely determined, are believed by management to be material to the business or financial condition of the Company. The Company expenses legal costs associated with contingencies when incurred. The Company maintains general liability insurance, property insurance, automobile insurance, fidelity insurance, errors and omissions insurance, professional and medical malpractice insurance, fiduciary insurance, and directors' and officers' liability insurance for domestic and foreign operations as management deems appropriate and prudent. The Company is generally self-insured with respect to workers compensation, but maintains excess workers compensation coverage to limit its maximum exposure to such claims.

(13) Savings Incentive and Profit Sharing Plan

The Company provides a savings incentive and profit sharing plan (the "Plan"). All eligible employees may make contributions to the Plan on a pre-tax salary deduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. No contributions to the Plan were made by the Company in 2006, 2005 or 2004.

Certain employees who perform work for governmental agencies are required to be covered under a separate defined contribution plan. During 2006, 2005 and 2004, the Company recorded approximately $1,325,000, $1,797,000 and $2,296,000, respectively, of expense related to these benefits.

(14) Lease Commitments

The Company leases certain office space and equipment. Rent expense for all operating leases in 2006, 2005 and 2004 approximated $3,183,000, $3,204,000 and $3,057,000, respectively.

As of December 31, 2006, future minimum rent payments due under the terms of noncancelable operating leases excluding amounts that will be paid for operating costs are (in thousands):

2007	$	2,614
2008		2,189
2009		1,923
2010		978
2011		368
Thereafter		328
	$	8,400

(15) Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade receivables.

The Company maintains cash in bank accounts which may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances. The Company believes it mitigates such risk by investing its cash through major financial institutions.

At the end of fiscal 2006 the Company had four customers that accounted for 38.5% of the Company's total accounts receivable, two of which had accounts receivable balances in excess of 10% of the Company's total accounts receivable. For fiscal 2005, the Company had two customers which accounted for 23.6% of the Company's total accounts receivable. For fiscal 2004, the Company did not have any customers with accounts receivable balances that aggregated 10.0% or more of the Company's total accounts receivable. The largest four customers of the Company accounted for an aggregate of approximately 25.3%, 21.6%, and 20.1% of the Company's revenues for the fiscal years 2006, 2005, and 2004, respectively.

(16) Segment Information

The Company's reportable segments are distinguished principally by the types of services offered to the Company's clients. The Company manages its operations and reports its results through three operating segments -- Human Capital Management Services, Staff Augmentation and Financial Outsourcing Services. The Human Capital Management Services segment primarily provides contingent workforce management services. The Staff Augmentation segment provides healthcare support, technical and engineering, information technology (IT), telecommunications and other staffing services. The Financial Outsourcing Services segment provides funding and back office support services to independent consulting and staffing companies.

COMFORCE evaluates the performance of its segments and allocates resources to them based on operating contribution, which represents segment revenues less direct costs of operations, excluding the allocation of corporate general and administrative expenses. Assets of the operating segments reflect primarily net accounts receivable and goodwill associated with segment activities; all other assets are included as corporate assets. The Company does not evaluate or account for expenditures for long-lived assets on a segment basis.

The table below presents information on the revenues and operating contribution for each segment for the years ended December 31, 2006, December 25, 2005 and December 26, 2004, and items which reconcile segment operating contribution to COMFORCE's reported income from continuing operations before income taxes (in thousands):

		December 31, 2006	December 25, 2005	December 26, 2004
Net sales of services:				
Human Capital Management Services	$	337,741	311,497	270,130
Staff Augmentation		226,304	223,672	203,575
Financial Outsourcing Services		3,776	4,672	7,182
	$	567,821	539,841	480,887
Operating contribution:				
Human Capital Management Services	$	14,878	12,228	10,799
Staff Augmentation		20,085	19,753	18,018
Financial Outsourcing Services		2,854	3,706	5,518
		37,817	35,687	34,335
Consolidated expenses:				
Corporate general and administrative expenses		17,744	16,346	16,053
Depreciation and amortization		3,095	3,700	4,219
Interest and other, net		9,358	10,558	12,228
Loss (gain) on debt extinguishment		169	336	(1,999)
		30,366	30,940	30,501
Income from continuing operations before income taxes	$	7,451	4,747	3,834
Total assets:				
Human Capital Management Services	$	91,836	76,480	
Staff Augmentation		54,316	58,794	
Financial Outsourcing Services		13,170	15,715	
Corporate		15,816	22,989	
	$	175,138	173,978	

(17) Limitations on Use of Cash

Substantially all of the consolidated net assets of the Company are assets of COI and all of the net income that had been generated by the Company was attributable to the operations of COI. Except for permitted distributions, these assets and any cumulated net income are restricted as to their use by COMFORCE. The indenture governing the Senior Notes imposes restrictions on COI making specified payments, which are referred to as "restricted payments," including making distributions or paying dividends (referred to as upstreaming funds) to COMFORCE. Under the indenture, COI is not permitted to make cash distributions to COMFORCE other than to upstream $2.0 million annually to pay public company expenses, and to upstream funds to the extent COI meets the restricted payments test under the indenture, the most significant component of which is based upon 50% of net income generated by COI since January 1, 1998 on a cumulative basis, less prior distributions made in reliance on this provision. In calculating net income for this purpose, under the terms of the indenture, the Company must apply generally accepted accounting principles as in effect at the time the indenture was entered into in 1997. Principally as a result of losses incurred by COI in fiscal 2001, 2002, 2003 and 2004, and prior distributions made by COI to COMFORCE, COI can make no distributions to COMFORCE based upon the cumulative net income provisions of the indenture until COI generates net income of approximately $9.1 million. However, COMFORCE has approximately $2.0 million available to it at December 31, 2006 from proceeds it has generated from the sale of stock, principally upon the exercise of options and warrants. This $2.0 million may be used by COMFORCE to pay interest on the Convertible Notes or for other business purposes.

Interest on the Convertible Note is payable, at the option of COMFORCE, in cash or in kind (by adding the interest then due to principal). Through December 31, 2006, COMFORCE has paid all interest under the Convertible Note in kind. COMFORCE's ability to repay the Convertible Note at its maturity on December 2, 2009, or on any earlier required repayment or repurchase dates, will also be dependent on any restrictions under its loan agreements in effect and availability of funds.

In March 2004, the holder of the Convertible Note, the Fanning Partnership, a partnership in which John Fanning, the Company's chairman and chief executive officer, holds the principal economic interest, agreed to extend the payment-in-kind terms under the Convertible Note from the original termination date on December 1, 2003 for one additional year. In December 2004, as part of a partial exchange of the Convertible Note for Series 2004A Preferred Stock (see note 10), the Fanning Partnership agreed to further extend the payment-in-kind terms under the Convertible Note until the maturity date.

(18) Related Party Transactions

Convertible Note and Preferred Stock Transactions: During 2004, the Company entered into a transaction with the Fanning Partnership under which the Company issued 6,737 shares of its Series 2004A Convertible Preferred Stock in exchange for $6.7 million of its Convertible Note, plus accrued interest of $10,463. This exchange eliminated $6.7 million of long-term debt while maintaining, under the terms of the 2004A Series Preferred Stock, the same common stock conversion rights as existed for the Convertible Note. As part of the transaction, the Convertible Note was restated at the principal amount of $1.3 million, and the terms were modified to permit the Company to pay interest in cash or kind, at its election, for the balance of the term of the Convertible Note.

The Fanning Partnership is a limited partnership in which John C. Fanning, the Company's chairman and chief executive officer, holds the principal economic interest. Rosemary Maniscalco, a director of the Company, is the general partner of the Fanning Partnership, but has no pecuniary interest in the partnership. Harry V. Maccarrone, a director and the executive vice president and chief financial officer of the Company, is the trustee of a trust and the general partner of a partnership that are limited partners in the Fanning Partnership, but he has only a nominal pecuniary interest. This transaction is described in notes 8 and 10. For this transaction, the Company obtained the opinion of an independent investment banking firm that the terms of the exchange or other transactions with the Fanning Partnership were fair to the Company from a financial point of view, and the Company's independent directors approved the terms of the transaction.

Other Transactions: Rosemary Maniscalco, through a company owned by her, provides consulting services to the Company, at the rate of up to $1,300 per day plus expenses. During 2006, 2005 and 2004, the Company paid $71,220, 74,258 and $60,490, respectively, for such consulting services. In addition, in 2005, the Company granted an option to purchase 25,000 shares of common stock at an exercise price of $3.02 per share to Ms. Maniscalco, for which a compensation expense of $30,000 was recorded. Rosemary Maniscalco, the Vice Chairman of the Company, is the general partner of the Fanning Partnership but holds no pecuniary interest in the Fanning Partnership.

(19) Sale of Niche Telecom Operations

Effective as of March 1, 2004, COMFORCE sold an 80% interest in two telecom subsidiaries in the Staff Augmentation segment and sold its remaining 20% minority interest in these companies by June 29, 2004. These subsidiaries operated in the customer premise equipment services niche of the telecom sector, a niche that was outside of the Company's core competency in telecom. The buyer, Spears Holding Company, Inc. ("Spears"), is controlled by an individual who was one of the principals of these companies when they were sold to COMFORCE in 1998. All cash proceeds received by the Company from this sale were used to pay down bank debt. The total consideration included cash of $1,448,000 and short-term promissory notes of $1,150,000 which were paid during fiscal 2004.

In addition, the Company accepted three long-term promissory notes totaling $3.7 million which were valued at $1.4 million by an independent valuation firm. The sale resulted in a gain of $1,102,000, which represented the excess of the net proceeds (cash and short-term notes of $2,598,000 plus the fair value of the long-term notes of $1,400,000, less transaction costs of $144,000), over the net book value of the net assets of the business sold of $2,752,000. The Company did not recognize any gain on this transaction until the cash payments it received exceeded its investment ($2,896,000) in the business sold. The cash received under the sale agreement, including principal and interest on the notes, was recorded as a reduction of, and, during the second quarter of 2005, had eliminated the balance in net assets held for sale. Cash received in excess of net assets held for sale of $101,000 has been recorded as a gain from the sale of discontinued operations. This was partially offset by $31,000, net of tax, of legal fees which resulted in income from discontinued operations for fiscal 2005 of $70,000. Additional cash received by the Company in future periods, if any, will be recorded as an additional gain from the sale of discontinued operations up to the remaining amount of the $1,001,000 gain. If and when the entire gain has been recognized, additional cash receipts, if any, will be recorded as interest income within other income from continuing operations.

In accordance with SFAS 144, the results of operations from the sale of the Company's niche telecom operations have been recorded as discontinued operations.

In June 2005, the Company received a copy of a notice to Spears from Spears' senior lender. The notice stated that defaults had occurred and were continuing under Spears' credit agreement with its senior lender. Spears has subsequently failed to make the payments of principal and interest that were due and payable on and after July 1, 2005 under the long-term notes it issued to the Company as part of the consideration for the telecom businesses.

The long-term notes from Spears to the Company are subject to a subordination agreement between the Company, Spears and Spears' senior lender. Under that agreement, among other things, the Company cannot accept payments under the long-term notes from Spears if there is a default under the senior lender's credit agreement with Spears, subject to a 180-day standstill period after which the Company can take action to enforce its rights under the long-term notes. In July 2005, the Company gave notice of the default under Spears' credit agreement with the senior lender, commencing the running of the 180-day standstill period. In January 2006, following the expiration of the standstill period, the Company filed an action to enforce its rights under the notes. The Company also has the right to enforce a keep well agreement between the individual who controls Spears, and Spears' senior lender and has brought an action to enforce that right. The parties have been engaged in a court-ordered mediation process that has not resulted in a resolution of the matter. There can be no assurance that any of these actions will result in the cure of Spears' defaults, or any further payments to the Company.

(20) Selected Quarterly Financial Data (unaudited)

(In thousands, except per share data and footnotes)

Fiscal 2006 (1)	**Quarter**				**Year ended December 31,2006**
	First	**Second**	**Third**	**Fourth**	
Net sales of services	$ 135,001	$ 143,577	$ 140,158	$ 149,085	$ 567,821
Gross profit	20,161	22,153	21,951	24,629	88,894
Net income	245	1,007	935	1,891	4,078
Income per share:					
Basic	$ 0.00	$ 0.04	$ 0.04	$ 0.09	$ 0.18
Diluted	$ 0.00	$ 0.03	$ 0.03	$ 0.06	$ 0.13

Fiscal 2005	Quarter				Year ended December 25, 2005
	First	Second	Third	Fourth	
Net sales of services	$ 123,694	$ 134,909	$ 139,066	$ 142,172	$ 539,841
Gross profit	16,891	19,793	20,628	21,948	79,260
Net (loss) income (2)	(250)	509	5,113	900	6,272
(Loss) income per share:					
Basic	$ (0.03)	$ 0.02	$ 0.29	$ 0.04	$ 0.31
Diluted	$ (0.03)	$ 0.01	$ 0.17	$ 0.03	$ 0.21

(1) Revised for the adoption of SAB 108 (see note 5).

(2) Includes a tax benefit of $4.3 million from the resolution of certain federal and state tax contingencies for the year ended December 25, 2005 and quarter ended September 25, 2005.

Since per share information is computed independently for each quarter and the full year, based on the respective average number of common shares outstanding, the sum of the quarterly per share amounts does not necessarily equal the per share amounts for the fiscal year.

COMFORCE CORPORATION AND SUBSIDIARIES

Schedule II Valuation and Qualifying Accounts

Fiscal years ended December 31, 2006, December 25, 2005 and December 26, 2004

(in thousands)

	Balance at beginning of period	Impact of Adopting SAB 108	Charged to costs and expenses	Charged to other accounts	Deductions (Net (write-offs) recoveries)	Balance at end of period
For the fiscal year ended December 31, 2006:						
Allowance for doubtful accounts	$ 705	(421)	85	–	(93)	276
For the fiscal year ended December 25, 2005:						
Allowance for doubtful accounts	$ 1,042	–	(236)	–	(101)	705
For the fiscal year ended December 26, 2004:						
Allowance for doubtful accounts	$ 892	–	38	–	112	1,042

EXHIBIT INDEX

Unless otherwise indicated, for documents incorporated herein by reference to exhibits included in SEC filings of COMFORCE Corporation, the registration number for COMFORCE Corporation is 001-06801.

3.1 Restated Certificate of Incorporation of COMFORCE Corporation, as amended by Certificates of Amendment filed with the Delaware Secretary of State on June 14, 1987 and February 12, 1991 (included as an exhibit to Amendment No. . to the Registration Statement on Form S-1 of COMFORCE Corporation filed with the Commission on May 10, 1996 (Registration No. 033-6043) and incorporated herein by reference).

3.2 Certificate of Ownership (Merger) of COMFORCE Corporation into Lori Corporation (included as an exhibit to COMFORCE Corporation's Annual Report on Form 10-K for the fiscal year December 31, 1995 and incorporated herein by reference).

3.3 Certificate of Amendment of Certificate of Incorporation of COMFORCE Corporation filed with the Secretary of State of Delaware on October 28, 1996 (included as an exhibit to COMFORCE Corporation's Registration Statement on Form S-8 of COMFORCE Operating, Inc. filed with the Commission on March 13, 2000 (Registration No. 333-56962) and incorporated herein by reference).

3.4 Certificate of Ownership (Merger) of AZATAR into COMFORCE Corporation (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated November 8, 1996 and incorporated herein by reference).

3.5 Amended and Restated Certificate of Designation and Determination of Rights and Preferences of Series 2003A, 2003B and 2004A Convertible Preferred Stock of COMFORCE Corporation filed with the Secretary of State of Delaware on December 8, 2004 (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 13, 2004 and incorporated herein by reference).

3.6 Bylaws of COMFORCE Corporation, as amended and restated effective as of February 26, 1997 (included as an exhibit to COMFORCE Corporation's Annual Report on Form 10-K for the fiscal year December 31, 1996 and incorporated herein by reference).

3.7 Amendment to Bylaws of COMFORCE Corporation, as adopted and effective as of May 3, 2006 (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed May 4, 2006 and incorporated herein by reference).

4.1 Indenture dated as of November 26, 1997 with respect to 12% Senior Notes due 2007 between COMFORCE Operating, Inc., as issuer, and Wilmington Trust Company, as trustee (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 9, 1997 and incorporated herein by reference).

4.2 First Supplemental Indenture dated as of November 29, 2000 between COMFORCE Corporation and Wilmington Trust Company, as trustee, to Indenture dated as of November 26, 1997 (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 19, 2000 and incorporated herein by reference).

4.3 Second Supplemental Indenture dated as of December 4, 2000 between COMFORCE Corporation and Wilmington Trust Company, as trustee, to Indenture dated as of November 26, 1997 (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 19, 2000 and incorporated herein by reference).

4.4 Third Supplemental Indenture dated as of June 30, 2006 between COMFORCE Corporation and Wilmington Trust Company, as trustee, to Indenture dated as of November 26, 1997, as amended (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed August 18, 2006 and incorporated herein by reference).

4.5 Fourth Supplemental Indenture dated as of August 16, 2006 between COMFORCE Operating, Inc. and Wilmington Trust Company, as trustee, to Indenture dated as of November 26, 1997, as supplemented (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed August 18, 2006 and incorporated herein by reference).

4.6 Second Amended and Restated 8% Subordinated Convertible Note due December 2, 2009 of COMFORCE Corporation (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 13, 2004 and incorporated herein by reference).

10.1* Amended and Restated Employment Agreement dated as of August 7, 2006 between COMFORCE Corporation, COMFORCE Operating, Inc. and John C. Fanning.

10.2* Amended and Restated Employment Agreement dated as of August 7, 2006 among COMFORCE Corporation, COMFORCE Operating, Inc. and Harry Maccarrone.

10.3* Amendment to Amended and Restated Employment Agreement dated as of March 27, 2007 among COMFORCE Corporation, COMFORCE Operating, Inc. and Harry Maccarrone.

10.4 Company's 2002 Stock Option Plan adopted at the Company's 2002 annual meeting of stockholders held June 13, 2002 (included as Annex A to the definitive proxy statement of COMFORCE Corporation filed April 29, 2002 and incorporated herein by reference).

10.5 Amendment to the Company's 2002 Stock Option Plan adopted at the Company's 2006 annual meeting of stockholders held June 7, 2006 (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended June 25, 2006 and incorporated herein by reference).

10.6 Restated Deferred Compensation Plan approved as of November 1, 2006 (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended September 24, 2006 and incorporated herein by reference).

10.7 Restated Deferred Vacation Plan approved as of November 1, 2006 (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended September 24, 2006 and incorporated herein by reference).

10.8 Revolving Credit and Security Agreement dated as of June 25, 2003 among the Company, PNC Bank, National Association, as lender and administrative agent, and other named lenders (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended June 29, 2003 and incorporated herein by reference).

10.9 Waiver and Amendment No. 1 dated as of March 17, 2004 to Revolving Credit and Security Agreement dated as of June 25, 2003 among the Company, PNC Bank, National Association, as lender and administrative agent, and other named lenders (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended March 28, 2004 and incorporated herein by reference).

10.10 Amendment No. 2 to Revolving Credit and Security Agreement dated as of September 29, 2004 among the Company and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended September 26, 2004 and incorporated herein by reference).

10.11 Amendment No. 3 to Revolving Credit and Security Agreement dated as of February 3, 2005 among the Company and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (filed as an exhibit to the Company's Current Report on Form 8-K filed February 9, 2005 and incorporated herein by reference).

10.12 Amendment No. 4 to Revolving Credit and Security Agreement dated as of May 13, 2005 among the Registrant and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed May 18, 2005).

10.13 Amendment No. 5 to Revolving Credit and Security Agreement dated as of December 22, 2005 among the Company and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (included as an exhibit to COMFORCE Corporation's Annual Report on Form 10-K for the year ended September 24, 2006 and incorporated herein by reference).

10.14 Amendment No. 6 to Revolving Credit and Security Agreement dated as of July 12, 2006 among the Company and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed July 18, 2006 and incorporated herein by reference).

21.1* List of Subsidiaries.

23.1* Consent of KPMG LLP.

31.1* Rule 13a-14(a) certification of chief executive officer in accordance with section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Rule 13a-14(a) certification of chief financial officer in accordance with section 302 of the Sarbanes-Oxley Act of 2002

32.1* Section 1350 certification of chief executive officer in accordance with section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Section 1350 certification of chief financial officer in accordance with section 906 of the Sarbanes-Oxley Act of 2002.

99.1 Code of Ethics and Business Conduct (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended June 27, 2004 and incorporated herein by reference).

---

* Filed herewith.

[Exhibits 10.1, 10.2 and 10.3 have been omitted in this copy but are available upon request made to Linda Annicelli, Vice President, Administration, at COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797.]

COMFORCE Corporation
415 Crossways Park Drive, P.O. Box 9006
Woodbury, New York 11797

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on June 12, 2007

As a stockholder of COMFORCE Corporation (the "Company"), you are invited to be present, or represented by proxy, at the Company's 2007 Annual Meeting of Stockholders, to be held at the Company's offices at 415 Crossways Park Drive, Woodbury, New York on June 12, 2007 at 10:00 a.m., New York City time, and any adjournments thereof, for the following purposes:

1. To elect John C. Fanning, Harry V. Maccarrone, Rosemary Maniscalco, Kenneth J. Daley, Daniel Raynor, Gordon Robinett and Pierce J. Flynn to the Board of Directors of the Company for terms of one (1) year. See "Proposal No. 1--Election of Directors" in the proxy statement.

2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 30, 2007. See "Proposal No. 2--Selection of Independent Registered Public Accounting Firm" in the proxy statement.

3. To transact such other business as may properly be brought before the meeting or any adjournment thereof.

Stockholders of record at the close of business on April 26, 2007 are entitled to vote at the Annual Meeting of Stockholders and all adjournments thereof. Since a majority of the outstanding shares of the Company's common stock must be represented at the meeting in order to constitute a quorum, all stockholders are urged either to attend the meeting or to be represented by proxy.

If you do not expect to attend the meeting in person, please sign, date and return the accompanying proxy in the enclosed reply envelope. Your vote is important regardless of the number of shares you own. If you later find that you can be present and you desire to vote in person or, for any other reason, desire to revoke your proxy, you may do so at any time before the voting.

. If you plan to vote at the meeting in person and your shares are held in the name of your broker, bank or other nominee, please request from such broker, bank or other nominee a letter to present to the judge of the election evidencing your ownership of the shares and your authority to vote the shares at the meeting.

By Order of the Board of Directors

Harry V. Maccarrone
Secretary

April 26, 2007

COMFORCE Corporation
415 Crossways Park Drive, P.O. Box 9006
Woodbury, New York 11797

ANNUAL MEETING OF STOCKHOLDERS

To be held on June 12, 2007

PROXY STATEMENT

This proxy statement and the Notice of Annual Meeting and Form of Proxy accompanying this proxy statement, which will be mailed on or about May 1, 2007, are furnished in connection with the solicitation by the Board of Directors of COMFORCE Corporation, a Delaware corporation (the "Company" or "COMFORCE"), of proxies to be voted at the annual meeting of stockholders to be held at the Company's offices at 415 Crossways Park Drive, Woodbury, New York on June 12, 2007 at 10:00 a.m., New York City time, and any adjournments thereof.

Holders of record of the Company's common stock at the close of business on April 26, 2007 (the "record date") will be entitled to one vote at the meeting or by proxy for each share then held. On the record date, there were 17,385,547 shares of common stock of the Company outstanding. All shares represented by proxy will be voted in accordance with the instructions, if any, given in such proxy. A stockholder may withhold authority to vote for the nominees by marking the appropriate box on the accompanying proxy card, or may withhold authority to vote for an individual nominee by drawing a line through such nominee's name in the appropriate place on the accompanying proxy card. Unless instructions to the contrary are given, each properly executed proxy will be voted (1) to elect John C. Fanning, Harry V. Maccarrone, Rosemary Maniscalco, Kenneth J. Daley, Daniel Raynor, Gordon Robinett and Pierce J. Flynn as directors of the Company, (2) to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 30, 2007 and (3) to transact such other business as may properly be brought before the meeting or any adjournment thereof.

All proxies may be revoked and execution of the accompanying proxy will not affect a stockholder's right to revoke it by giving written notice of revocation to the Secretary at any time before the proxy is voted or by the mailing of a later-dated proxy. Any stockholder attending the meeting in person may vote his or her shares even though he or she has executed and mailed a proxy. A majority of all of the issued and outstanding shares of the Company's common stock is required to be present in person or by proxy to constitute a quorum. Directors are elected by a plurality. The favorable vote of the holders of a majority of the shares of common stock represented in person or by proxy at the meeting and entitled to vote on each proposal is required to approve or adopt such proposal. Broker non-votes will not be deemed to be entitled to vote on a proposal and, therefore, will be disregarded in the tabulation of the vote on the proposal.

This proxy statement is being solicited by the Board of Directors of the Company. The expense of making this solicitation is being paid by the Company and consists of preparing, assembling and mailing the Notice of Meeting, proxy statement and Proxy, tabulating returns of proxies, and charges and expenses of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders. In addition to solicitation by mail, officers and regular employees of the Company may solicit proxies by telephone, facsimile or in person without additional compensation therefor.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Election of Directors

The Company's Bylaws provide that the Board of Directors shall consist of from three to nine persons as fixed by the Board. Seven persons have been nominated to serve as directors to hold office until the next annual meeting or until their successors shall be duly elected and qualified. It is intended that proxies in the form enclosed granted by the stockholders will be voted, unless otherwise directed, in favor of electing the following persons as directors: John C. Fanning, Harry V. Maccarrone, Rosemary Maniscalco, Kenneth J. Daley, Daniel Raynor, Gordon Robinett and Pierce J. Flynn.

Unless you indicate to the contrary, the persons named in the accompanying proxy will vote it for the election of the nominees named above. If, for any reason, a nominee should be unable to serve as a director at the time of the meeting, which is not expected to occur, the persons designated herein as proxies may not vote for the election of any other person not named herein as a nominee for election to the Board of Directors. See "Information Concerning Directors and Nominees."

Recommendation

The Board of Directors recommends a vote "FOR" the election of each of the nominees. Proxies solicited by the Board of Directors will be voted in favor of this proposal unless a contrary vote or authority withheld is specified.

INFORMATION CONCERNING DIRECTORS AND NOMINEES

Directors and Nominees

Set forth below is information concerning each director and nominee for director of the Company, including his or her business experience during at least the past five years, his or her positions with the Company and the Company's wholly-owned subsidiary, COMFORCE Operating, Inc., and certain directorships held by him or her. Each nominee is currently a director of the Company. There are no family relationships among any of the directors or nominees, nor, except as hereinafter described, are there any arrangements or understandings between any director or nominee and another person pursuant to which he or she was selected as a director or nominee. Each director is to hold office until the next annual meeting of the stockholders or until his or her successor has been elected and qualified.

Name	Age	Position with the Company
John C. Fanning	75	Chairman of the Board, Chief Executive Officer and Director
Harry V. Maccarrone	59	Executive Vice President, Chief Financial Officer, Secretary and Director
Rosemary Maniscalco	66	Vice Chairman of the Board and Director
Kenneth J. Daley	69	Director
Daniel Raynor	47	Director
Gordon Robinett	71	Director
Pierce J. Flynn	70	Director

John C. Fanning has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since 1998. From 1997 to 1998 he was President of the Company's Financial Outsourcing Services and Human Capital Management divisions. Mr. Fanning was the founder of Uniforce Services, Inc. ("Uniforce") and served as its Chairman, Chief Executive Officer and President and as one of its directors from 1961, the year in which Uniforce's first office was opened, until its acquisition by the Company in 1997. Mr. Fanning entered the employment field in 1954, when he founded the Fanning Personnel Agency, Inc., his interest in which he sold in 1967 to devote his efforts solely to Uniforce's operations. He also founded and served as the first president of the Association of Personnel Agencies of New York.

Harry V. Maccarrone has served as Executive Vice President, Secretary and a Director of the Company since 1998 and as the Chief Financial Officer of the Company since 2000. Mr. Maccarrone, who joined Uniforce in 1988 as Assistant Vice President--Finance, served as Vice President--Finance of Uniforce from 1989 to 1997. From 1989 until 1997 he also served as Uniforce's Treasurer and Chief Financial Officer.

Rosemary Maniscalco has served as the Vice Chairman of the Company since August 2001 and as a Director of the Company since June 2001. She has also served since 1999 as the president of Corporate ImageMakers, Inc., a consulting company that advises corporations on critical employment and timely workplace issues. Prior thereto, Ms. Maniscalco served with Uniforce from 1981 until its 1997 merger with the Company, including as a member of Uniforce's Board of Directors (from 1984 to 1997) and as its president and chief operating officer (from 1992 to 1997). Following Uniforce's merger with the Company, she served as the president of the Company's Staff Augmentation division until 1999.

Kenneth J. Daley has served as a Director of the Company since 1999. From 1957 until his retirement in 1998, Mr. Daley held various positions with Chase Manhattan Bank ("Chase") and, prior to its acquisition by Chase, Chemical Banking Corporation, most recently as Division Executive responsible for middle market business in the Long Island region. He currently serves as an audit and compliance committee member of Catholic Health Systems of Long Island and a trustee of Long Island Catholic Charities.

Daniel Raynor has served as a Director of the Company since 1998. He is a managing partner of The Argentum Group, a private equity firm, a position he has held since 1987. Mr. Raynor also serves as a director of $NuCO_2$, Inc., which is a reporting company under the Securities Exchange Act of 1934. In addition, Mr. Raynor serves on the boards of several privately-held companies. He received a B.S. in economics from The Wharton School, University of Pennsylvania.

Gordon Robinett has served as a Director of the Company since 1998. He served as the chief financial officer, from 1990 to 1999, and as a consultant, from 1999 until 2004, to Command Security, a security services firm based in Poughkeepsie, New York. Mr. Robinett retired as the vice president--finance and treasurer of Uniforce in 1989, after more than 20 years of service.

Pierce J. Flynn has served as a Director of the Company since 2004. He has served as a Senior Portfolio Manager of Tocqueville Asset Management L.P. since February 2006. Previously, Mr. Flynn served as Vice President--Investments for Gilford Securities from September 2005 to February 2006, as Vice President--Investments of Legg Mason Wood Walker, Inc. from March 2003 to September 2005, and as President and Chief Executive Officer of Melhado, Flynn & Associates, Inc., a New York City-based broker-dealer and investment adviser firm, from 1977 until December 2002.

Meetings of the Board of Directors

In fiscal 2006, the Board of Directors of the Company conducted four meetings. Each director of the Company attended all of these meetings. Each director also attended our annual meeting of stockholders held in June 2006. Our policy is to schedule our annual meeting of stockholders at time at which all of our directors expect to be available to attend in person or by phone.

Independence of Directors

Each of Gordon Robinett, Kenneth J. Daley, Daniel Raynor and Pierce J. Flynn is an independent director as this term is defined under the rules of the American Stock Exchange. Mr. Robinett, Mr. Daley and Mr. Raynor, each of whom is a member of our Audit Committee, also satisfy the more stringent independence standards for audit committee members under the rules of the American Stock Exchange.

In considering the independence of Daniel Raynor, the Board considered that John C. Fanning, our Chairman and Chief Executive Officer, is a limited partner in a venture capital partnership of which Mr. Raynor is a managing member of a limited liability company that, in turn, is the managing member of a limited liability company that serves as the general partner of this venture capital partnership. In this regard, the Board considered that the Company holds no interest in this venture capital partnership, that the Company made no direct or indirect payments to this venture capital partnership or to Mr. Raynor in respect of this venture capital partnership, that Mr. Fanning invested in this venture capital partnership in 1997 on the same basis as other investors, and that the compensation attributable to Mr. Raynor by reason of Mr. Fanning's investment is not a material part of his income.

Committees

The standing committees of the Board of Directors include the Audit Committee, the Stock Option and Compensation Committee and the Nominating Committee.

The Audit Committee has responsibility for performing all functions customarily performed by audit committees of public companies, including without limitation recommending independent auditors to be retained by the Company; conferring with the independent auditors regarding their audit of the Company's financial statements and other financial matters; reviewing the fees of such auditors and other terms of their engagement; considering the adequacy of internal financial controls and the results of fiscal policies and financial management of the Company; recommending changes in financial policies or procedures as suggested by the auditors; and performing such other functions and duties as may be charged to or expected of it by the Securities and Exchange Committee and the American Stock Exchange. The current members of the Audit Committee, Messrs. Daley, Robinett and Raynor, are independent directors as within the meaning of the rules of the American Stock Exchange. In 2006, the Audit Committee held four meetings. All of the members of the Committee attended at least 75% of these meetings.

The Company's Board of Directors has determined that the Audit Committee's chairman, Gordon Robinett, is an "audit committee financial expert" within the meaning of the rules of the Securities and Exchange Commission adopted under the Sarbanes-Oxley Act of 2002. See "Report of the Audit Committee."

The Stock Option and Compensation Committee has responsibility for administering the Company's Long-Term Investment Plan and 2002 Stock Option Plan and awarding and fixing the terms of stock option grants thereunder, and for reviewing and approving executive and employee salaries, bonuses, non-cash incentive compensation and benefits. Messrs. Daley and Robinett, the members of the Committee, are independent directors within the meaning of the rules of the American Stock Exchange. In 2006, the Stock Option and Compensation Committee held one meeting. The Stock Option and Compensation Committee has not adopted a charter.

The Nominating Committee has responsibility for nominating individuals to serve on the Company's Board of Directors after the current annual meeting. Messrs. Daley and Robinett, the members of the Committee, are independent directors within the meaning of the rules of the American Stock Exchange. The Nominating Committee has adopted a charter to govern its structure and functions, a current copy of which is available through the Company's website, www.comforce.com. The Committee has also adopted a policy to consider recommendations submitted in good faith by the Company's stockholders.

The Nominating Committee will consider the qualifications of any candidate recommended by a stockholder on the same basis as any candidates recommended by members of the Committee or the Company's Board. At a minimum, a nominee must represent the interests of all stockholders and not serve for the purpose of favoring or advancing the interests of any particular stockholder group or other constituency. In considering any stockholder recommendations, the Committee will also consider the size and duration of a recommending stockholder's ownership interest in the Company and whether the recommending stockholder intends to maintain its ownership interest in the Company. All current nominees to the Company's Board are incumbents and, except as described above or in its charter, the Committee has not adopted a formal process for identifying and evaluating nominees. The Nominating Committee held one meeting in 2006. Both of the members of the Committee attended this meeting.

Director Compensation

In June 2006, the Board approved an increase of our Board of Director fees from $2,500 per quarter ($10,000 per annum) to $3,125 per quarter ($12,500 per year). This higher rate was effective for the third and fourth quarters and, as a result, in 2006, each director received fees of $11,250 for serving on our Board of Directors. In addition, Gordon Robinett received an additional $5,000 for his services as chairman of the Audit Committee. In addition to this cash compensation, during 2006 each director received options to purchase 10,000 shares of common stock under the Company's 2002 Stock Option Plan at an exercise price of $2.66 per share. Each director is entitled to receive options to purchase 10,000 shares of the Company's common stock upon his or her initial election to the Board and, thereafter, annually upon his or her re-election to the Board, at an exercise price equal to fair market value of the shares on the date of grant. The Plan specifies, generally, that the fair market value of the shares is the closing market price of the shares for the trading day preceding the grant date, unless modified under the terms of the grant. For future grants, including those to be made to the directors in June 2007, the exercise price will be the closing market price of the shares on the date of grant. All of the options awarded to date are for terms of 10 years, subject to earlier termination under certain circumstances as provided in the plan, and are fully vested. The options granted in 2006 were fully vested upon issuance. In addition, as described under "Certain Relationships and Related Transactions," Rosemary Maniscalco received compensation in 2006 for providing consulting services to the Company.

The following table sets forth information regarding the compensation paid to or accrued by our current board members for 2006, except for Mr. Fanning and Mr. Maccarrone, whose compensation for serving on our board is included in the compensation shown in under "Executive Compensation--Summary Compensation Table," below.

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)	All Other Compensation ($)	Total ($)
Rosemary Maniscalco	11,250	14,000	71,220 (3)	96,470
Gordon Robinett	16,250	14,000	--	30,250
Kenneth J. Daley	11,250	14,000	--	25,250
Daniel Raynor	11,250	14,000	--	25,250
Pierce Flynn	11,250	14,000	--	25,250

(1) Fees for serving on the Board of Directors and, in the case of Mr. Robinett, for serving as the Chairman of our Audit Committee.

(2) Represents expense for stock options granted under the Company's 2002 Plan in accordance with SFAS 123(R). See "Stock Compensation Plans" in note 2 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006 for the assumptions used to value these awards.

(3) Consulting fees as described under "Certain Relationships and Related Transactions."

PROPOSAL NO. 2 – SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Proposal

The Audit Committee has appointed KPMG LLP ("KPMG"), independent registered public accounting firm, to audit the consolidated financial statements of the Company and its wholly owned subsidiaries for the fiscal year ending December 30, 2007. This appointment is being presented to stockholders for ratification. KPMG has audited the Company's financial statements for the past eight years. See also "Independent Registered Public Accounting Firm," below.

Representatives of KPMG will be present at the meeting and will be afforded the opportunity to make a statement if they desire to do so, and will respond to appropriate questions that may be asked by stockholders.

Recommendation

The Board of Directors recommends that the stockholders vote "FOR" the proposal. Proxies solicited by the Board of Directors will be voted in favor of this proposal unless a contrary vote or abstention is specified.

INFORMATION REGARDING EXECUTIVE OFFICERS

The following table sets forth certain information concerning each individual who currently serves as an executive officer or key employee of the Company, including such person's business experience during at least the past five years and positions held with the Company. Executive officers are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships among the executive officers, nor are there any arrangements or understandings between any executive officer and another person pursuant to which he or she was selected as an officer except as may be hereinafter described.

Name	Age	Position with the Company
John C. Fanning	75	Chairman of the Board, Chief Executive Officer and Director
Harry V. Maccarrone	59	Executive Vice President, Chief Financial Officer, Secretary and Director
Robert F. Ende	48	Senior Vice President, Finance
Linda Annicelli	50	Vice President, Administration

John C. Fanning. See "Information Concerning Directors and Nominees" for additional information concerning Mr. Fanning's business experience.

Harry V. Maccarrone. See "Information Concerning Directors and Nominees" for additional information concerning Mr. Maccarrone's business experience.

Robert F. Ende has served as the Company's Senior Vice President, Finance since April 2002, having previously served as the Company's Vice President, Finance from 2000 to April 2002, as its Vice President of Financial Services from 1999 to 2000 and as its Vice President and Controller from the time of Uniforce's merger with the Company in 1997 until 1999. Mr. Ende previously served as the Controller of Uniforce from 1994 to 1997. Prior to joining Uniforce, he held various financial executive positions in the service industry from 1983 to 1994. Mr. Ende was associated with Ernst & Young from 1980 to 1983 and is a certified public accountant.

Linda Annicelli has served as the Company's Vice President, Administration since 1999, having previously served as the Company's General Manager and Director of Corporate Services from 1998 to 1999 and as its General Manager from the time of Uniforce's merger with the Company in 1997 until 1998. Prior thereto, Ms. Annicelli held various marketing and administrative positions with Uniforce, including as General Manager from 1992 to 1997 and as Director of Communications and Administration from 1989 to 1992.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation paid to or accrued by our current Chief Executive Officer, Chief Financial Officer and our other most highly compensated named executive officers who earned in excess of $100,000 in fiscal year 2006. Mr. Fanning and Mr. Maccarrone are compensated in accordance with the terms of their employment agreements with the Company. These employment agreements are described below under "Employment Agreements."

Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compen-sation ($) (2)	Change in Pension Value and Non-qualified Deferred Compen-sation Earnings ($) (3)	All Other Compen-sation	Total
John C. Fanning, Chairman and Chief Executive Officer	2006	473,368	--	14,000	177,374	11,926	64,974 (4)	741,642
Harry V. Maccarrone, Executive Vice President, Chief Financial Officer and Secretary	2006	322,930	40,000	14,000	--	8,689	35,876 (5)	421,495
Robert F. Ende, Senior Vice President, Finance	2006	221,128	49,000	--	--	--	10,713 (6)	280,841
Linda Annicelli, Vice President, Administration	2006	163,000	12,500	--	--	4,385	--	179,885

(1) Represents expense for stock options granted under the Company's 2002 Plan in accordance with SFAS 123(R). See "Stock Compensation Plans" in note 2 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006 for the assumptions used to value these awards.

(2) Amount represents incentive bonuses earned by Mr. Fanning under the terms of his employment agreement.

(3) Includes contributions and interest earned under the Company's deferred compensation plan.

(4) Includes $11,250 for board of director fees, $30,000 as an expense allowance, and $23,724 under the Company's deferred vacation plan.

(5) Includes $11,250 for board of director fees, $15,000 as an expense allowance, and $9,626 under the Company's deferred vacation plan.

(6) Represents the Company's contribution under the Company's deferred vacation plan.

Employment Agreements

In August 2006, the Company entered into amended and restated employment agreements with John C. Fanning, Chairman and Chief Executive Officer of the Company, and Harry V. Maccarrone, Executive Vice President and Chief Financial Officer of the Company. The agreement with Mr. Maccarrone was further amended in March 2007 to increase his salary beginning on April 1, 2007.

The agreement with Mr. Fanning, as restated, provides for a salary of $500,000 per annum, subject to annual increases as of April 1 of each year the higher of 7% or the percentage increase in the Consumer Price Index. The agreement further provides for annual incentive compensation equal to 7.5% of the Company's pre-tax operating income, as defined, in excess of $5.0 million and less than $8.0 million, plus 5.0% of the Company's pre-tax operating income in excess of $8.0 million and less than $10.0 million, plus 2.5% of the Company's pre-tax operating income in excess of $10.0 million (which was prorated for 2006). Under the agreement, Mr. Fanning is entitled to a $30,000 non-accountable expense allowance during each calendar year.

The agreement continues until December 31, 2008, subject to automatic one-year renewals unless either party elects not to renew. The agreement is terminable by the Company for "just cause" and includes non-competition and confidentiality restrictions. As restated, the agreement provides for payments upon termination of his employment or upon the occurrence of a change of control, as described under "Executive Compensation--Potential Payments upon Termination or Change of Control."

The agreement with Mr. Maccarrone, as restated and subsequently amended, provides for a base salary of $363,484 per annum, subject to annual increases as of April 1 of each year of the higher of 7% or the percentage increase in the Consumer Price Index. The current term under the agreement continues until December 31, 2008, subject to automatic one-year renewals unless either party elects not to renew. Mr. Maccarrone's agreement provides for an allowance of $15,000 in the aggregate for accountable and non-accountable expenses. The agreement further provides for payments upon the termination of his employment or upon the occurrence of a change of control as described under "Executive Compensation-- Potential Payments upon Termination or Change of Control." The agreement with Mr. Maccarrone does not include incentive compensation provisions and has less restrictive non-competition and non-solicitation provisions than Mr. Fanning's agreement, but it is in other respects substantially the same as Mr. Fanning's agreement, as restated.

Grants of Plan-Based Awards

The following table provides information concerning equity incentive awards granted to the named executive officers listed in the table during 2006. We did not offer any incentive awards in 2006 under non-equity incentive plans other than the incentive compensation provisions of Mr. Fanning's employment contract, which is included in this table. Mr. Ende and Ms. Annicelli did not receive any incentive awards in 2006.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (#)	All other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/sh) (2)	Grant Date Fair Value of Stock and Option Awards ($) (2)
John C. Fanning	6/7/2006	354,748 (1)	--	10,000	2.66	14,000
Harry V. Maccarrone	6/7/2006	--	--	10,000	2.66	14,000

(1) Represents incentive compensation provisions of Mr. Fanning's employment agreement assuming he earns the same incentive compensation for 2007 and 2008 as he earned for 2006. His employment agreement terminates on December 31, 2008, subject to automatic one-year renewals unless either party elects not to renew. See "Employment Agreements," above.

(2) These awards are made annually under the Company's 2002 Stock Option Plan to persons elected or re-elected to the Company's board at an exercise price equal to the closing market price of the shares for the trading day preceding the grant date, as specified in the Plan. The shares were immediately vested.

Outstanding Equity Awards at Year End

In 1993, the Company adopted with stockholder approval a Long-Term Stock Investment Plan (the "1993 Plan") which authorized the grant of options to purchase up to 5,000,000 shares of the Company's common stock to executives, key employees and agents of the Company and its subsidiaries. All executive officers and other officers, directors and employees, as well as independent agents and consultants, of the Company and its subsidiaries were eligible to participate in the 1993 Plan and to receive grants made before December 31, 2002. Effective as of

December 31, 2002, the Company could no longer grant options under the 1993 Plan.

In 2002, the Company adopted the 2002 Stock Option Plan, which was amended in 2006, in each case with stockholder approval. The 2002 Stock Option Plan, as amended, authorizes the grant of options to purchase up to 2,000,000 shares of the Company's common stock to executives, key employees and agents of the Company and its subsidiaries. All executive officers and other officers, directors and employees, as well as independent agents and consultants, of the Company and its subsidiaries are eligible to participate in this plan and to receive grants.

The following table shows outstanding equity awards to the named executive officers of the Company at December 31, 2006. These awards were made under the 1993 Plan and the 2002 Stock Option Plan. None of the named executive officers held unvested, unearned or currently unexercisable options granted under these plans.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Option Exercise Price ($)	Option Expiration Date
John C. Fanning	200,000	5.25	1/26/2009
	200,000	2.00	4/2/2010
	10,000	1.50	6/11/2011
	10,000	1.10	6/10/2012
	75,000	1.45	6/10/2012
	10,000	0.66	8/10/2013
	10,000	2.19	6/7/2014
	75,000	3.02	1/16/2015
	10,000	2.00	6/7/2015
	10,000	2.66	6/4/2016
Harry V. Maccarrone	30,000	7.00	11/24/2007
	100,000	5.25	1/26/2009
	10,000	2.00	10/11/2009
	100,000	2.00	4/2/2010
	20,000	2.00	5/16/2010
	10,000	1.50	6/11/2011
	10,000	1.10	6/10/2012
	75,000	1.45	6/10/2012
	10,000	0.66	8/10/2013
	10,000	2.19	6/7/2014
	75,000	3.02	1/16/2015
	10,000	2.00	6/7/2015
	10,000	2.66	6/4/2016
Robert F. Ende	5,000	10.00	1/3/2008
	5,000	2.00	10/11/2009
	5,000	2.00	4/2/2010
	20,000	2.00	5/16/2010
	50,000	1.45	6/10/2012
	60,000	3.02	1/16/2015
Linda Annicelli	5,000	10.00	1/3/2008
	10,000	2.00	10/11/2009
	10,000	2.00	4/2/2010
	15,000	1.45	6/10/2012
	30,000	3.02	1/16/2015

(1) All of the options listed were fully vested at December 31, 2006.

Option Exercises and Stock Vested

None of the named executive officers exercised stock options or held restricted stock awards in fiscal 2006.

Nonqualified Deferred Compensation Plans

The following table provides information on contributions, earnings and aggregate balances under the Company's Deferred Compensation Plan and Deferred Vacation Plan.

Name	Executive Contributions in 2006 ($)	Company Contributions in 2006 ($)	Aggregate Earnings in 2006 ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Dec. 31, 2006 ($)
John C. Fanning	--	26,331	9,319	--	229,599
Harry V. Maccarrone	--	13,445	4,870	--	118,308
Robert F. Ende	--	8,703	2,010	--	53,465
Linda Annicelli	--	2,783	1,602	--	36,725

The Company's Deferred Compensation Plan and Deferred Vacation Plan were amended by our board effective as of November 1, 2006 upon the recommendation of the Stock Option and Compensation Committee, principally to conform the terms to the regulations proposed under Section 409A of the Internal Revenue Code. The IRS issued final regulations under Section 409A in April 2007 and the Stock Option and Compensation Committee will consider any further amendments to the plans to conform the terms of the plans to the final regulations. Under the Deferred Compensation Plan, the Stock Option and Compensation Committee has authority to make and modify deferred credit awards to plan participants, who receive quarterly contributions for each deferred credit earned, together with interest at the mid-term quarterly applicable rate as set by the IRS, compounded quarterly. Deferred compensation is paid out over one-half of the number of quarterly periods over which it has been accrued, subject to acceleration upon a change of control. The Deferred Vacation Plan provides for deferred credits for unused vacation days above a threshold, together with interest at 5% per annum, with payments to be made to plan participants following their termination, subject to acceleration upon a change of control. The term "change of control" is defined to mean any change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company, as provided in the regulations under section 409A of the Internal Revenue Code.

Potential Payments upon Termination or Change of Control

We have entered into employment agreements with two of the named executive officers, John C. Fanning, Chairman and Chief Executive Officer, and Harry V. Maccarrone, Executive Vice President and Chief Financial Officer, that require us to make payments and provide various benefits to these executives in the event of the executive's termination or a change of control in the Company. In addition, all of our named executive officers are participants in one or both of our Deferred Compensation Plan and our Deferred Vacation Plan, as discussed above under "Nonqualified Deferred Compensation Plans." The terms of these employment agreements, and the estimated value of the payments and benefits due to these executive officers under the agreements and the plans are detailed below.

John C. Fanning. Under Mr. Fanning's employment agreement, upon a change of control (as defined), Mr. Fanning is entitled to receive:

- a lump sum cash payment on the date of the change of control equal to 300% of (i) his then current annual base salary, (ii) the highest amount of any cash bonus and incentive compensation paid to him in any one of the three preceding calendar years, (iii) the annual cost to the Company of benefits provided to Mr. Fanning, other than healthcare or disability benefits, (iv) the amount of the Company's deferred compensation contributions in the preceding calendar year, and (v) the fair market value of any car leased for his benefit, and

- a cash payment equal to any excise tax due under Section 4999 of the Internal Revenue Code, grossed up for any federal, state and local income taxes.

The term "change of control" is defined in his employment agreement to mean any change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company, as provided in the regulations under section 409A of the Internal Revenue Code. In addition, any unvested options held by Mr. Fanning at the time of a change of control will immediately vest and payments under the Company's Deferred Compensation Plan and Deferred Vacation Plan will be accelerated. See "Nonqualified Deferred Compensation Plans," above.

If his employment is terminated other than for just cause (as defined in the agreement), death or disability, or if he resigns due to the Company's uncured breach of the agreement, Mr. Fanning will be entitled to receive his full compensation for the balance of the term of the agreement, which currently expires on December 31, 2008. This compensation includes his base salary, subject to increase as provided in the agreement, incentive compensation for each remaining year in the term, the non-accountable allowance, and other benefits, as described above under "Employment Agreements." In addition, if such termination occurs prior to a change of control, he will be entitled to receive a lump sum cash payment payable six months after the termination equal to (i) his annual base salary at the time of termination, (ii) the highest amount of any cash bonus and incentive compensation paid to him in any one of the three preceding calendar years, (iii) the annual cost to the Company of benefits provided to Mr. Fanning, other than healthcare benefits, and (iv) the amount of the Company's deferred compensation contributions for the prior year. Mr. Fanning would also continue to receive healthcare benefits for an additional one year period or reimbursement in an amount of COBRA or his cost of other healthcare insurance, as the case may be.

If Mr. Fanning is disabled, he will be entitled to receive his full compensation for a period of 12 months, at the end of which period he can be terminated. If the Company terminates Mr. Fanning's employment for just cause, upon death or following the end of the 12-month disability period, or if Mr. Fanning resigns voluntarily or retires, he will be entitled to receive (i) any accrued base salary and vacation through the termination date, (ii) reimbursable expenses not previously reimbursed, and (iii) annual bonus for the fiscal year immediately preceding that fiscal year in which the termination occurs if not yet paid and the prorated portion of any bonus determined but not yet paid for the fiscal year of the termination.

The following table shows the amounts the Company reasonably estimates would have been payable to Mr. Fanning if his employment had terminated or a change of control had occurred at December 31, 2006.

As of December 31, 2006	Death or Disability ($) (1)	Voluntary Termination and Retirement ($)	For Cause ($)	Not for Cause ($) (2)	Change of Control ($)
John C. Fanning					
Base Salary	--	--	--	1,607,450	1,500,000
Incentive Compensation (3)	--	--	--	532,122	532,122
Expense Allowance	--	--	--	90,000	90,000
Stock Options (4)	--	--	--	--	--
Benefits continuation/recompense	19,231 (5)	19,231 (5)	19,231 (5)	51,476 (6)	32,000 (7)
Deferred Compensation/Vacation (8)	229,599	229,599	229,599	336,550	91,251
Gross up (9)	--	--	--	--	722,034
Total	248,830	248,830	248,830	2,617,598	2,967,407

(1) The executive is to receive full compensation during the period of disability, not exceeding 12 months,

after which he may be terminated without further compensation, other than, as described in the narrative above, payments to which he is entitled under the Deferred Compensation Plan and Vacation Plan, any other compensation earned but not paid as of the date of termination and reimbursable expenses not previously reimbursed.

(2) Assumes, prior to a change of control, full compensation, benefits and allowances at 2006 levels through December 31, 2008, subject to base salary escalation at 7% on April 1, 2007 and 2008, plus one additional year of full compensation (at the rate in effect on the date of termination).

(3) Based upon 2006 incentive compensation (which is the highest level of the past three years).

(4) All options are currently vested, so none become vested on an accelerated basis upon a change of control or termination.

(5) Represents payment that would be made for accrued vacation not subject to the Deferred Vacation Plan.

(6) $19,231 represents payment that would be made for accrued vacation not subject to the Deferred Vacation Plan. $32,245 represents estimated cost of health benefits based upon 2006 rates.

(7) Represents amount payable based upon estimated value of leased automobile.

(8) Assumes contributions to these plans through 2006, plus interest.

(9) Assumes excise tax at a rate of 20% with gross-ups based on a combined rate of 32% for federal, state and local income taxes.

Harry V. Maccarrone. Under Mr. Maccarrone's employment agreement, upon a change of control (as defined), Mr. Maccarrone is entitled to receive:

- a lump sum cash payment on the date of the change of control equal to 300% of (i) his then current annual base salary, (ii) the highest amount of any cash bonus paid to him in any one of the three preceding calendar years, (iii) the annual cost to the Company of benefits provided to Mr. Maccarrone, other than healthcare or disability benefits, and (iv) the amount of the Company's deferred compensation contributions in the preceding calendar year, and

- a cash payment equal to any excise tax due under Section 4999 of the Internal Revenue Code, grossed up for any federal, state and local income taxes.

The term "change of control" is defined in his employment agreement to mean any change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company, as provided in the regulations under section 409A of the Internal Revenue Code. In addition, any unvested options held by Mr. Maccarrone at the time of a change of control will immediately vest and payments under the Company's Deferred Compensation Plan and Deferred Vacation Plan will be accelerated. See "Nonqualified Deferred Compensation Plans," above.

If his employment is terminated other than for just cause (as defined in the agreement), death or disability, or if he resigns due to the Company's uncured breach of the agreement, Mr. Maccarrone will be entitled to receive his full compensation for the balance of the term of the agreement, which currently expires on December 31, 2008. This compensation includes his base salary, subject to increase as provided in the agreement, the non-accountable expense allowance, and other benefits, as described above under "Employment Agreements." In addition, if such termination occurs prior to a change of control, he will be entitled to receive a lump sum cash payment payable six months after the termination equal to (i) his annual base salary at the time of termination, (ii) the highest amount of any cash bonus paid to him in any one of the three preceding calendar years, (iii) the annual cost to the Company of benefits provided to Mr. Maccarrone, other than healthcare benefits, and (iv) the amount of the Company's deferred compensation contributions. Mr. Maccarrone would also continue to receive healthcare benefits for an additional one year period or reimbursement in an amount of COBRA or his cost of other healthcare insurance, as the case may be.

If Mr. Maccarrone is disabled, he will be entitled to receive his full compensation for a period of 12 months, at the end of which period he can be terminated. If the Company terminates Mr. Maccarrone's employment for just cause, upon death or following the end of the 12-month disability period, or if Mr. Maccarrone resigns voluntarily or retires, he will be entitled to receive (i) any accrued base salary and vacation through the termination date, (ii) reimbursable expenses not previously reimbursed, and (iii) annual bonus for the fiscal year immediately preceding that fiscal year in which the termination occurs if not yet paid and the prorated portion of any bonus determined but not yet paid for the fiscal year of the termination.

The following table shows the amounts the Company reasonably estimates would have been payable to Mr. Maccarrone if his employment had terminated or a change of control had occurred at December 31, 2006.

As of December 31, 2006	Death or Disability ($) (1)	Voluntary Termination and Retirement ($)	For Cause ($)	Not for Cause ($) (2)	Change of Control ($)
Harry V. Maccarrone					
Base Salary	--	--	--	1,082,852	991,320
Bonus (3)	--	--	--	120,000	120,000
Expense Allowance	--	--	--	45,000	45,000
Stock Options (4)	--	--	--	--	--
Benefits continuation or recompense	12,709 (5)	12,709 (5)	12,709 (5)	44,955 (6)	--
Deferred Compensation/Vacation (7)	118,308	118,308	118,308	173,255	49,692
Gross up (8)	--	--	--	--	364,186
Total	131,017	131,017	131,017	1,466,062	1,570,198

(1) The executive is to receive full compensation during the period of disability, not exceeding 12 months, after which he may be terminated without further compensation, other than, as described in the narrative above, payments to which he is entitled under the Deferred Compensation Plan and Vacation Plan, any other compensation earned but not paid as of the date of termination and reimbursable expenses not previously reimbursed.

(2) Assumes, prior to a change of control, full compensation, benefits and allowances at 2006 levels through December 31, 2008, subject to base salary escalation at 7% on April 1, 2007 and 2008, plus one additional year of full compensation (at the rate in effect on the date of termination).

(3) Based upon 2006 bonus (which is the highest level of the past three years).

(4) All options are currently vested, so none become vested on an accelerated basis upon a change of control or termination.

(5) Represents payment that would be made for accrued vacation not subject to the Deferred Vacation Plan.

(6) $12,709 represents payment that would be made for accrued vacation not subject to the Deferred Vacation Plan. $32,246 represents estimated cost of health benefits based upon 2006 rates.

(7) Assumes contributions to these plans through 2006, plus interest.

(8) Assumes excise tax at a rate of 20% with gross-ups based on a combined rate of 32% for federal, state and local income taxes.

Robert F. Ende. Mr. Ende participates in our Deferred Vacation Plan. If his employment had been terminated at December 31, 2006, he would have been entitled to receive accelerated payments of his benefits under this plan, which were $53,465 on that date.

Linda Annicelli. Ms. Annicelli participates in our Deferred Compensation Plan. If her employment had been terminated at December 31, 2006, she would have been entitled to receive accelerated payments of her benefits under this plan, which were $36,725 on that date.

Compensation Committee Interlocks and Insider Participation

Kenneth J. Daley and Gordon Robinett serve on the Company's Stock Option and Compensation Committee. There are no interlocking relationships, as defined in the regulations of the Securities and Exchange Commission, involving any of these individuals.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Company's executive compensation policy is to provide compensation to employees at such levels as will enable the Company to attract and retain employees of the highest caliber, to compensate employees in a manner best calculated to recognize individual, group and Company performances and to seek to align the interests of the employees with the interests of the Company's stockholders. The Stock Option and Compensation Committee has responsibility for administering the Company's stock option plans and for reviewing and approving executive and employee salaries, bonuses, non-cash incentive compensation and benefits.

The elements of our compensation program for executive officers are:

- Base salary
- Cash bonuses
- Benefits
- Stock options
- Deferred compensation
- Change of control protections

Base Salaries

We seek to set base salaries for executives at competitive levels in order to seek to retain executives and ensure high morale. We do not adhere to rigid income markers or job classifications in setting base salaries. However, due to the nature of the Company's business, our Stock Option and Compensation Committee members, our board, our senior management and our other executives have ready access to salary and labor statistics, which we believe enables us to establish base salaries at appropriate levels. Generally, salaries for executives are adjusted annually based upon formal and informal discussions among the executives. Salary adjustments that are acceptable to both the executive and Mr. Fanning are submitted to the Stock Option and Compensation Committee for consideration and approval. The base salary of Harry Maccarrone, our Executive Vice President and Chief Financial Officer, is set under the terms of an employment agreement, which was restated in 2006 and amended in 2007.

In 2006, the Committee engaged R. G. Quintero & Co. to prepare a compilation of cash compensation paid to senior executives of peer group staffing companies, which indicated that Mr. Fanning's base salary as well as his overall cash compensation was in the lowest quartile. Mr. Fanning requested an increase of his annual base salary from $441,000 to $500,000 effective August 1, 2006, which the Committee approved after consideration of this compilation of peer group executive compensation. Mr. Fanning's base salary was subsequently increased to $535,000 effective as of April 1, 2007 under the annual adjustment clause in his employment agreement.

Cash Bonuses

We make discretionary bonus awards in the first quarter of each year based upon formal and informal discussions among the executives. We pay bonuses to reward our executives for their contributions to the financial success of the Company and for their personal performance and commitment to the Company. We believe that our use of discretionary bonuses encourages our executives to consider the overall interests of our Company in their decision-making. Generally, in the first quarter of each year, Mr. Fanning submits his recommendations as to the discretionary cash bonuses for all executives, other than himself, to the Stock Option and Compensation Committee for consideration and approval.

In August 2006, the Stock Option and Compensation Committee approved amendments to Mr. Fanning's employment agreement, which provides for annual incentive compensation equal to 7.5% of the Company's pre-tax operating income, as defined, in excess of $5.0 million and less than $8.0 million, plus 5.0% of the Company's pre-tax operating income in excess of $8.0 million and less than $10.0 million, plus 2.5% of the Company's pre-tax operating income in excess of $10.0 million (prorated for 2006). Prior to this amendment, the agreement provided for annual incentive compensation equal to 5% of the Company's pre-tax operating income, as defined, in excess of $2.5 million and less than $3.0 million and 3.5% of the Company's pre-tax operating income in excess of $3.0 million. The Committee members believe that the new structure creates proper incentives for Mr. Fanning based upon our current business model and the accounting polices we have adopted since we put the original incentive structure in place. The Committee approved the terms of this incentive arrangement after considering a compilation of peer group executive compensation prepared for the Committee by R. G. Quintero & Co. discussed under "Base Salaries," above.

Benefits

We seek to structure our benefit packages for executives so that they are generally comparable to those offered by companies that could be expected to compete with us for executives of like talent and experience.

Stock Options

We have established our 2002 Stock Option Plan for the purpose of making option awards to executives as well as directors, key employees and consultants. We believe that making stock option awards encourages our executives to focus on stockholder value. Options have not been awarded to executives on a regular basis. No options were awarded to executives in 2006 other than an award of options to purchase 10,000 shares to each of Mr. Fanning and Mr. Maccarrone in their capacity as directors. Under resolutions approved by the board, all directors receive options to purchase 10,000 shares of our common stock upon their election to our board and annually upon re-election. The Plan provides that options will be granted at exercise prices equal to the fair market value of our shares on the date of grant, which is defined in the Plan, generally, to be the closing price of the last completed trading day prior to grant. By resolution, the board has determined, going forward, to set the exercise price at the closing price of our share on the date of grant.

Deferred Compensation

Our Deferred Compensation Plan and our Deferred Vacation Plan were amended by our board effective as of November 1, 2006, principally to conform the terms to the regulations proposed under Section 409A of the Internal Revenue Code. The IRS issued final regulations under Section 409A in April 2007 and the Stock Option and Compensation Committee will consider any further amendments to these plans to conform the terms of the plans to the final regulations. The Stock Option and Compensation Committee has authority to make and modify deferred credit awards to plan participants under the Deferred Compensation Plan, but it did not modify the credit amounts in 2006. The Deferred Vacation Plan provides benefits to executives who do not take all of the vacation days they are entitled above the minimum threshold. We believe that offering these modest deferred benefits provides appropriate balance in the mix of the elements of our compensation program.

Change of Control Protections

We offer change of control protections to our top two executives, Mr. Fanning and Mr. Maccarrone, under their employment agreements. In addition, our 2002 Stock Option Plan provides for acceleration of vesting of unvested options upon a change of control. We offer change of control protections to maintain a balanced compensation program for our top executives.

Under Section 162(m) of the Code, the IRS will generally deny the deduction of compensation paid to executives to the extent their compensation exceeds $1.0 million, subject to an exception for compensation that meets performance-based requirements. While we generally seek to be able to deduct compensation paid to highly compensated officers for federal income tax purposes, under the employment agreements with John C. Fanning and

Harry V. Maccarrone, we could be obligated to make payments to them that exceed the deductible threshold upon a change of control or in the event we are obligated to make severance payments to them upon termination. Furthermore, neither the Board nor the Stock Option and Compensation Committee subscribes to the view that an executive's compensation should be limited to the amount deductible if it is not reasonably practicable to compensate him or her in a manner that will ensure full deductibility.

REPORT OF THE STOCK OPTION AND COMPENSATION COMMITTEE

We, the Stock Option and Compensation Committee, have reviewed and discussed the Compensation and Discussion and Analysis beginning on page 14 of this proxy statement with management. Based on this review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Stock Option and Compensation Committee:

Kenneth J. Daley
Gordon Robinett

REPORT OF THE AUDIT COMMITTEE

This report is submitted by the Audit Committee of the Company's Board of Directors. The report describes the responsibilities and functions of the Committee. The Audit Committee is responsible for recommending to the Board of Directors the selection of the independent registered public accounting firm to audit the Company's consolidated financial statements. The Committee also oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the Company's quarterly condensed consolidated financial statements for each of the first three quarters of fiscal 2006 and the audited consolidated financial statements for fiscal 2006. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Committee also met with KPMG, the Company's independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company' internal controls, and the overall quality of the Company' financial reporting.

In the course of reviewing the Company's consolidated financial statements for the year ended December 31, 2006, the Audit Committee also discussed with KPMG its judgments as to the Company's accounting principles and such other matters as are required to be discussed with the independent auditors under generally accepted auditing standards including Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (*Communication with Audit Committees*). In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 which the Committee received from KPMG, and considered the compatibility of non-audit services with KPMG's independence.

Based upon its discussion with management and the independent auditors and its review of the representations of management and the report of the independent auditors to the Audit Committee, the Committee recommended that the Board of Directors should include the audited consolidated financial statements in the Company's annual report on Form 10-K for the year ended December 31, 2006.

The Audit Committee also considered and pre-approved specific non-audit services to be performed by KPMG, concluding that the provision of these non-audit services is compatible with maintaining KPMG's independence. The Audit Committee reviews the Audit Committee charter annually.

Audit Committee:

Kenneth J. Daley
Daniel Raynor
Gordon Robinett

PRINCIPAL STOCKHOLDERS

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares and percentage of common stock known to the Company (based upon representations made to it or public filings with the Securities and Exchange Commission) to be beneficially owned as of April 26, 2007 by (i) each person who beneficially owns more than 5% of the shares of common stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. Unless stated otherwise, each person so named exercises sole voting and investment power as to the shares of common stock so indicated. Unless otherwise indicated below, the business address for each person shown is 415 Crossways Park Drive, P.O. Box 9006, Woodbury, NY 11797. There were 17,385,547 shares of common stock issued and outstanding as of April 26, 2007.

Name and Address of Beneficial Owner	Number (1)	Percentage (1)
Management:		
John C. Fanning (2)(3)	5,355,097	29.8%
Harry V. Maccarrone, individually (4)	480,552	2.7%
Harry V. Maccarrone, as a fiduciary for the benefit of others (4)	5,286,279	30.4%
Rosemary Maniscalco (3)(5)	125,000	*
Daniel Raynor (6)	90,000	*
Gordon Robinett (7)	71,000	*
Kenneth J. Daley (8)	84,000	*
Pierce J. Flynn (9)	30,000	*
Robert F. Ende (10)	148,422	*
Linda Annicelli (11)	72,031	*
Directors and officers as a group (12)	7,021,484	37.0%
Others:		
ARTRA GROUP Incorporated 500 Central Avenue Northfield, Illinois 60093	1,525,500	8.8%

* Less than 1%

(1) For purposes of this table, shares are considered "beneficially owned" if the person directly or indirectly has the sole or shared power to vote or direct the voting of the securities or the sole or shared power to dispose of or direct the disposition of the securities. A person is also considered to beneficially own shares that such person has the right to acquire within 60 days, and options exercisable within such period are referred to herein as "currently exercisable."

(2) The shares beneficially owned by Mr. Fanning, the Chairman and Chief Executive Officer of the Company, are (i) 24,200 shares currently held of record by him, (ii) 4,720,897 shares owned by the John C. Fanning Revocable Trust, of which Mr. Fanning is the beneficiary and a co-trustee, (iii) 200,000 shares issuable upon exercise of a currently exercisable option at an exercise price of $5.25 per share, (iv) 210,000 shares issuable upon exercise of a currently exercisable option at an exercise price of $2.00 per share, (v) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.50 per share, (vi) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.10 per share, (vii) 75,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.45 per share, (viii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $0.66 per share, (ix) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.19 per share, (x) 75,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $3.02 per share,

and (xi) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.66 per share. As a co-trustee with Mr. Fanning, Harry V. Maccarrone shares voting power with respect to the shares held by the John C. Fanning Revocable Trust.

(3) Not included in the shares beneficially owned by John C. Fanning are up to 14.4 million shares of common stock issuable upon conversion of the Convertible Notes, the Series 2003A Preferred Stock, the Series 2003B Preferred Stock and the Series 2004A Preferred Stock held by the Fanning CPD Assets, LP, a limited partnership in which John C. Fanning holds an 82.4% economic interest. Ms. Maniscalco is the general partner of this limited partnership. Under their terms, none of the Convertible Notes, the Series 2003A Preferred Stock, the Series 2003B Preferred Stock or the Series 2004A Preferred Stock can be converted into common stock if the conversion would result in the occurrence of a "change of control" under the indenture governing the Senior Notes. In such case, the Convertible Notes, the Series 2003A Preferred Stock, the Series 2003B Preferred Stock and the Series 2004A Preferred Stock are convertible into shares of non-voting participating preferred stock having a liquidation preference of $0.01 per share (but no other preferences) to be created by the Company. This participating preferred stock will in turn be convertible into common stock (on the same basis as if a direct conversion had been permitted) once the same restrictions are removed. As a result of Mr. Fanning's current beneficial ownership position, a conversion of all of the Series 2003A, 2003B and 2004A Preferred Stock beneficially held by him into common stock would not currently be permitted, nor is it anticipated that it will be permitted prior to the repayment of the Senior Notes, which mature on December 1, 2010. If all such shares were deemed to be owned beneficially by Mr. Fanning, he would hold 60.8% (rather than, as shown in the table, 29.8%) of the Company's common stock, which would result in a change of control of the Company.

(4) The shares beneficially owned by Mr. Maccarrone, Executive Vice President, Chief Financial Officer and Secretary of the Company, are (i) 10,552 shares currently held of record by him, (ii) 30,000 shares issuable to him upon exercise of a currently exercisable option at an exercise price of $7.00 per share, (iii) 100,000 shares issuable upon exercise of a currently exercisable option at an exercise price of $5.25 per share, (iv) 140,000 shares issuable upon exercise of three currently exercisable options at an exercise price of $2.00 per share, (v) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.50 per share, (vi) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.10 per share, (vii) 75,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.45 per share, (viii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $0.66 per share, (ix) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.19 per share, (x) 75,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $3.02 per share, (xi) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.66 per share, and (xii) 4,720,897 shares owned by the John C. Fanning Revocable Trust, of which Mr. Maccarrone is a co-trustee, and (xiii) 565,382 shares held by Fanning Asset Partners, L.P., a limited partnership in which Maccarrone is the president and sole shareholder of the corporation, HM Assets, Inc., that serves as its general partner, for the benefit of certain members of Mr. Fanning's family. Harry V. Maccarrone holds voting power with respect to the shares held by the limited partnership and, as a co-trustee with Mr. Fanning, shares voting power with respect to the shares held by the John C. Fanning Revocable Trust.

(5) The shares beneficially owned by Ms. Maniscalco, the Vice Chairman and a Director of the Company are (i) 25,000 shares currently held of record by her, (ii) 10,000 shares issuable to her upon the exercise of a currently exercisable option at an exercise price of $1.50 per share, (iii) 10,000 shares issuable to her upon the exercise of a currently exercisable option at an exercise price of $1.10 per share, (iv) 25,000 shares issuable to her upon the exercise of a currently exercisable option at an exercise price of $1.45 per share, (v) 10,000 shares issuable to her upon the exercise of a currently exercisable option at an exercise price of $2.19 per share, (vi) 25,000 shares issuable to her upon the exercise of a currently exercisable option at an exercise price of $3.02 per share, (vii) 10,000 shares issuable to her upon the exercise of a currently exercisable option at an exercise price of $2.00 per share, and (viii) 10,000 shares issuable to her upon the exercise of a currently exercisable option at an exercise price of $2.66 per share.

(6) The shares beneficially owned by Mr. Raynor, a Director of the Company, are (i) 10,000 shares issuable to him upon exercise of a currently exercisable option at an exercise price of $4.94 per share, (ii) 10,000 shares issuable to him upon exercise of a currently exercisable option at an exercise price of $3.13 per share, (iii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.75 per share, (iv) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.50 per share, (v) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.10 per share, (vi) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $0.66 per share, (vii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.19 per share, (viii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.00 per share, and (ix) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.66 per share.

(7) The shares beneficially owned by Mr. Robinett, a Director of the Company, are (i) 1,000 shares owned of record, (ii) 10,000 shares issuable to him upon exercise of a currently exercisable option at an exercise price of $4.94 per share, (iii) 10,000 shares issuable to him upon exercise of a currently exercisable option at an exercise price of $3.13 per share, (iv) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.75 per share, (v) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.50 per share, (vi) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.19 per share, (vii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.00 per share, and (viii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.66 per share.

(8) The shares beneficially owned by Mr. Daley, a Director of the Company, are (i) 64,000 shares held of record, (ii) 10,000 shares issuable to him upon exercise of a currently exercisable option at an exercise price of $3.13 per share, and (iii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.66 per share.

(9) The shares beneficially owned by Mr. Flynn, a Director of the Company, are (i) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.19 per share, (ii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.00 per share, and (iii) 10,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $2.66 per share.

(10) The shares beneficially owned by Mr. Ende, Senior Vice President, Finance of the Company, are (i) 3,422 shares owned of record by him, (ii) 5,000 shares issuable to him upon exercise of a currently exercisable option at an exercise price of $10.00 per share, (iii) 30,000 shares issuable to him upon the exercise of currently exercisable options at an exercise price of $2.00 per share, (iv) 50,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $1.45 per share, and (v) 60,000 shares issuable to him upon the exercise of a currently exercisable option at an exercise price of $3.02 per share.

(11) The shares beneficially owned by Ms. Annicelli, the Vice President, Administration of the Company, are (i) 2,031 shares owned of record by her, (ii) 5,000 shares issuable to her upon exercise of a currently exercisable option at an exercise price of $10.00 per share, (iii) 20,000 shares issuable to her upon the exercise of currently exercisable options at an exercise price of $2.00 per share, (iv) 15,000 shares issuable to her upon the exercise of a currently exercisable option at an exercise price of $1.45 per share, and (v) 30,000 shares issuable to her upon the exercise of a currently exercisable option at an exercise price of $3.02 per share.

(12) The shares shown to be beneficially owned by the directors and officers as a group include shares held of record by them or an affiliate and shares issuable upon the exercise of options.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, certain of its officers and persons who own more than 10% of the Company's common stock to file reports of ownership and changes in ownership with the SEC. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to the Company, the Company believes that all Section 16(a) filing requirements applicable to persons who are officers or directors of the Company or holders of 10% of the Company's common stock were complied with in fiscal 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with the Fanning Partnership: Fanning CPD Assets, LP, a limited partnership in which John C. Fanning, the Company's chairman and chief executive officer, holds the principal economic interest (the "Fanning Partnership"), is the holder of $1.5 million principal amount of the Company's 8.0% Subordinated Convertible Note due December 2, 2009 (the "Convertible Note"). Under the terms of the Convertible Note, the Company is permitted to pay interest in cash or kind, at its election. As permitted, on the two semi-annual interest payment dates of June 1, 2006 and December 1, 2006, the Company elected to pay the interest in kind. Accordingly, on June 1, 2006 and December 1, 2006, $56,217 and $58,466, respectively, were added to the principal of the Convertible Note.

Other Transactions: Rosemary Maniscalco, through a company owned by her, provides consulting services to the Company at the current rate of $1,400 per day, plus expenses. During fiscal 2006, the Company paid her up to $1,300 per day for such consulting services. Rosemary Maniscalco, the Vice Chairman of the Company, is the general partner of the Fanning Partnership but holds no pecuniary interest in the Fanning Partnership.

See "Executive Compensation--Employment Agreements" for a description of the employment agreements entered into between the Company and each of John C. Fanning, the Chairman and Chief Executive Officer of the Company, and Harry V. Maccarrone, the Executive Vice President of the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Services Provided by the Company's Independent Registered Public Accounting Firm

Audit Fees: KPMG billed the Company an aggregate of $372,000 in fiscal 2006 and $255,000 in fiscal 2005 for fees for professional services rendered in connection with the audits of the Company's consolidated financial statements and for the reviews of the condensed consolidated financial statements included in the Company's annual reports on Form 10-K and quarterly reports on Form 10-Q.

Audit-Related Fees: KPMG billed the Company an aggregate of $48,000 in fiscal 2005 for assurance and related services that are traditionally performed by auditors. KPMG did not bill the Company any amount for such services in fiscal 2006.

Tax Fees: KPMG billed the Company an aggregate of $92,000 in fiscal 2006 and $129,000 in fiscal 2005 for tax compliance, tax advice and tax planning services.

All Other Fees: KPMG did not bill the Company for any other services in fiscal 2006 or 2005.

Pre-Approval of Services

In accordance with the requirements of the Securities and Exchange Commission, the American Stock Exchange and the Charter of the Audit Committee, the Audit Committee must pre-approve all auditing services (which may entail providing comfort letters in connection with securities underwritings) and non-audit services proposed to be provided by the Company's auditor, except for non-audit services within the permitted *de minimis* amount. All of the services described above were pre-approved by the Audit Committee.

STOCKHOLDER PROPOSALS AND COMMUNICATIONS

To be considered for inclusion in the Company's proxy statement for next year's annual meeting of stockholders, stockholder proposals must be sent to the Company, directed to the attention of Linda Annicelli, Vice President, Administration, at COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797, for receipt not later than January 15, 2008. Our policy for addressing communications from stockholders and others is available on our website at www.comforce.com.

GENERAL AND OTHER MATTERS

Management knows of no matters, other than those referred to in this proxy statement, which will be presented to the meeting. However, if any other matters properly come before the meeting or any adjournment, the persons named in the accompanying proxy will vote it in accordance with their best judgment on such matters.

The Company will bear the expense of preparing, printing and mailing this proxy statement, as well as the cost of any required solicitation. In addition to the solicitation of proxies by use of the mails, the Company may use regular employees, without additional compensation, to request, by telephone or otherwise, attendance or proxies previously solicited.

A copy of the annual report on Form 10-K that accompanies this proxy statement will be posted on the Company's website: www.comforce.com. In addition, the Company will provide to stockholders upon request, without charge, copies of the exhibits to the annual report. Requests should be submitted to Linda Annicelli, Vice President, Administration, at COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797.

By Order of the Board of Directors

Harry V. Maccarrone, Secretary
Woodbury, New York

April 26, 2007

BOARD OF DIRECTORS

John C. Fanning
Chairman of the Board

Rosemary Maniscalco
Vice Chairman of the Board
President, Corporate ImageMakers™

Kenneth Daley
Trustee,
Long Island Catholic Charities
Audit and Compliance Committee,
Catholic Health Systems of Long Island

Pierce J. Flynn
Senior Portfolio Manager,
Tocqueville Asset Management

Harry V. Maccarrone
Executive Vice President

Daniel Raynor
Managing Partner,
The Argentum Group

Gordon Robinett
Consultant

CORPORATE OFFICERS

John C. Fanning
Chairman of the Board and
Chief Executive Officer

Harry V. Maccarrone
Executive Vice President,
Secretary and Chief
Financial Officer

Robert F. Ende
Senior Vice President, Finance

Linda Annicelli
Vice President,
Administration

CORPORATE MANAGEMENT

Diane Claiborne
Vice President,
Client Service Operations

Arthur A. Feltman
Vice President and
General Counsel

Teresa Golio
Vice President, Finance and
Corporate Controller

Kevin Reilly
Vice President, Information
Services, Chief Information
Officer

Bruce Stephan
Vice President, Taxation

FIELD OPERATIONS MANAGEMENT

Bradley Turkin
Executive Vice President,
Field Operations, U.S.

Evan Burks
Executive Vice President
Technical Services

Allison Gross
Senior Vice President
Southern IT Services

Robert Senatore
Senior Vice President
Northwest IT Services

TELECOM SERVICES

Pete Petix
Senior Vice President
Telecom Services

HUMAN CAPITAL MANAGEMENT SERVICES
(PrO Unlimited Subsidiary)

Andrew Schultz
President,
PrO Unlimited

Terrie Weinand
Chief Operating Officer,
PrO Unlimited

FINANCIAL OUTSOURCING SERVICES

Peter Porrazzo
Vice President/Chief
Credit Officer
THISCO

Paul Walters
General Manager, Brentwood
Service Group Inc./Information
Technology Funding and
Support

CORPORATE HEADQUARTERS

COMFORCE Corporation
415 Crossways Park Drive
Woodbury, NY 11797
Tel: 516-437-3300
Fax: 516-437-3392
E-mail: investor@comforce.com

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer
and Trust Company
6201 15th Avenue
Brooklyn, NY 11219

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1305 Walt Whitman Road
Suite 200
Melville, NY 11747

LEGAL COUNSEL

Barnes & Thornburg LLP
1 North Wacker Drive
Suite 4400
Chicago, IL 60606

FORM 10-K

A copy of COMFORCE Corporation's 10-K, as filed with the Securities and Exchange Commission and its Annual Report can be viewed with exhibits on the Internet at http://www.comforce.com. Copies are also available, without charge, to stockholders upon written request. Such requests and other investor inquiries should be directed to Linda Annicelli, Vice President, Administration at the Company's address.

STOCK OWNERSHIP

As of April 26, 2007 COMFORCE had approximately 4,050 stockholders of record and 1,903 beneficial owners of the common stock.

ANNUAL MEETING

The annual meeting of stockholders of COMFORCE Corporation will take place at 10:00 a.m. on Tuesday, June 12, 2007 at the COMFORCE Corporate Headquarters, 415 Crossways Park Drive, Woodbury, NY 11797. Shareholders of record as of April 26, 2007 will be entitled to vote at this meeting.

COMMON STOCK INFORMATION

COMFORCE Corporation's common stock is traded on the American Stock Exchange under the symbol CFS. For major press releases and other information, please visit our website at: www.comforce.com

COMFORCE®

C O R P O R A T I O N

COMFORCE and its affiliates are proud to have been a part of the $130 billion contingent staffing industry for over 50 years. Providing creative outsourcing options and business process solutions to the expanding landscape of human resource requirements and fluctuating business demands of our clients is our mission. COMFORCE is especially proud and grateful to also have had the opportunity to positively impact the work lives of the hundreds of thousands of contingent workers we have employed, by providing them with flexibility in managing and growing their careers.

Innovation, flexibility and service excellence have always been in the forefront of our long-term strategic planning. COMFORCE's superior technological capabilities insure the success of this mission and positions our business service offerings beyond the scope of our competitors. COMFORCE is comprised of a nationwide network of 26 company-owned and 9 licensed offices, 3 of which operate under the Uniforce Staffing Services trademark. The Company has earned the reputation of being one of the highest quality outsourcers of Business Processes Management, Staffing Vendor Management (RightSourcing) and provides a broad range of contingent staffing services both nationally and abroad to: Fortune 1000 and emerging growth companies, medical facilities and federal, state and local government agencies. In addition, the Company provides payroll/funding and complete back office services to independent staffing companies throughout the U.S. and Canada.

COMFORCE is traded on the American Stock Exchange (symbol:CFS)

END

COMFORCE CORPORATE HEADQUARTERS
415 Crossways Park Drive, Woodbury, NY 11797
Tel: 516-437-3300 • Fax: 516-437-3392
web site: www.comforce.com
e-mail: investor@comforce.com